Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.co

[redacted]

July 28, 2005

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

TKO/73210.8

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JUNE 18, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for the Fiscal Year Ended March 31, 2005 distributed July 2005 (Exhibit 1).

2. Brief Statement of Quarterly Financial Results dated July 20, 2005 (Exhibit 2).

3. Fact Book for the Three Months Ended June 30, 2005 dated July 20, 2005 (Exhibit 3).

4. Announcement of a Four-for One Stock Split dated July 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 4).

5. Announcement of Board of Directors resolution for approval of stock split dated July 21, 2005 appeared on the Newspaper (Nihon Keizai Shimbun) (Exhibit 5).

6. Notice of Board of Directors resolution for approval of stock split dated July 27, 2005 posted to all shareholders (Exhibit 6).

B. JAPANESE LANGUAGE DOCUMENTS

7. Annual Securities Report dated June 23, 2005 (Exhibit 7).

   Annual Securities Report dated June 23, 2005 submitted to the Kanto Local Finance Bureau describing the Company's capital, management, business, financial statements for the year ended March 31, 2005 and other matters concerning the Company.

8. Annual Report for the Fiscal Year Ended March 31, 2005 distributed June 2005 (Exhibit 8). English translation attached (Exhibit 1).

9. Brief Statement of Quarterly Financial Results dated July 20, 2005 (Exhibit 9). English translation also attached (Exhibit 2).

10. Announcement of a Four-for-One Stock Split dated July 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 10). English translation also attached (Exhibit 4).

11. Copy of Newspaper Announcement of Board of Directors resolution for approval of stock split dated July 21, 2005 appeared on the Newspaper (Nihon Keizai Shimbun) (Exhibit 11). English translation also attached (Exhibit 5).

12. Notice of Board of Directors resolution for approval of stock split dated July 27, 2005 posted to all shareholders (Exhibit 12). English translation also attached (Exhibit 6).

File No:82-34801

July 20, 2005

HOYA

QUARTERLY REPORT

1st Quarter : for the three months ended June 30, 2005

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:
1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2005.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1.Performance for the three months ended June 30, 2005 and 2004

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended Jun. 30, 2005	2004	Variance (%)
Net sales	81,777	74,961	9.1
Operating income	25,055	21,081	18.9
Ordinary income	27,465	22,366	22.8
Net income	20,389	16,222	25.7
Net income per share(Yen)	183.02	149.15	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Jun. 30, 2005	As of Mar. 31, 2005	As of Jun. 30, 2004
Total assets	352,588	351,482	293,699
Shareholders' equity	286,827	277,889	230,648
Shareholders' equity ratio	81.3%	79.1%	78.5%
Shareholders' equity per share (Yen)	2,574.53	2,494.37	2,072.58

(3) Conditions of Cash Flows	Three months ended Jun. 30, 2005	2004
Net cash provided by operating activities	17,758	10,090
Net cash used in investing activities	-12,504	-8,328
Net cash provided by (used in) financing activities	-9,805	-5,685
Cash and cash equivalents at end of period	106,998	77,158

2.Projected Results for the First Half (Six months ending September 30, 2005)

	Six months ending/ended Sep.30, 2005	2004	Variance(%)
Net sales	163,000	153,447	6.2
Operating income	49,000	44,128	11.0
Ordinary income	52,500	46,771	12.2
Net income	38,000	32,894	15.5
Net income per share (Yen)	341.11	298.95	42.16

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

This report contains forward-looking statements that are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Jun. 30, 2005
Net sales	81,777
Operating income	25,055
Ordinary income	27,465
Net income	20,389
Net income per share(Yen)	183.02

During the quarter under review, inventory adjustments of digital home appliance related products, the driving force in the economy, steadily progressed, and there was a sign of recovery in production of mainly new products. Plans for corporate capital investments are on an upward trend, and optimism returned to personal consumption resulting from the improvement in employment.

In the currency market during the quarter under review, both the US dollar and Thai baht depreciated by 1.1%, while the euro appreciated by 2.1% all against the yen, on a year-on-year basis.

Within that context, in the HOYA group, although some products came under the influence of inventory adjustments in the market, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, both domestic and overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the quarter under review increased 9.1% year-on-year to 81,770 million yen.

Quarterly net sales (Million Yen) and average exchange rate (Yen/US dollar & EURO)


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05
61,242 61,771 61,627 61,653 63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777
123.77 120.22 121.83 119.00 119.25 116.20 108.46 107.13
116.58 118.24 122.68 128.44 136.94 134.87 137.95 137.62 135.25
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05
Electro-Optics Photonics Vision Care Health Care Crystal Service

During the quarter under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 18.9%, 22.8% and 25.7%, respectively, on a year-on-year basis. Together with the net sales, all three represented record results for the term. Net income per share for the term increased yen 33.87 year-on-year to yen 183.02.

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
12,598 10,848 6,368
13,951 14,179 7,977
13,433 12,435 -2,125
13,000 13,412 7,317
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05
Operating Income Ordinary Income Net Income

* : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders for high-precision products and next-generation products over the same term in the previous year. Though the prices of large LCD masks continued to fall due to expanded LCD panel supply capacity and market conditions are severe, panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In terms of glass disks for hard disk drives (HDDs), thanks to a steady growth in sales of personal computers as well as to broadened applications, such as for portable music players, demand expanded favorably, the sales increased substantially on a year-on-year basis.

In optical products, as the momentum of digital cameras in the market slowed, and due to strict inventory adjustment, the sales decreased on a year-on-year basis though the Company commenced the shipment of lenses for new applications, such as mobile phones.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
Sales of industrial laser related equipment slowed down in general during the quarter under review, resulting in declined sales, as the same term in the previous year was the peak of investments in new LCD production lines mainly in Taiwan and South Korea.

Quarterly Net Sales of Electro-Optics (Millions of Yen)


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, a moderate recovery has continued. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales increased on a year-on-year basis.

Overseas, sales growth in the Asia region remained strong reflecting the higher value-added products promoted by HOYA. In the United States and Europe, there was a sign of slow recovery in Germany, Europe's largest market, while other markets showed an indication of growth. HOYA strengthened its sales of progressive lenses, high refractive lenses and other higher value-added product. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, sales of the Vision Care division as a whole increased on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition in the market intensified among discount retailers, HOYA sought to distinguish itself from the competition by accelerating the establishment of new outlets, by capitalizing on its expertise to improve its face-to-face services to clients, and by promoting sales of high-value-added products such as bifocal lenses, etc., such that sales increased on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis as soft intraocular lenses sold well both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Vision Care
Health Care

3. Others

Crystal

In terms of crystal, HOYA cut back on its operations as part of its business restructuring. While a trend towards recovery in personal consumption was observed in the market, corporate demand remained stagnant. As a result, sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Jun. 30, 2005
Total assets	352,588
Shareholders' equity	286,827
Shareholders' equity ratio	81.3%

At the end of the quarter under review, the current assets decreased Yen 3,310 million since cash and deposit decreased Yen 5,876 million. Fixed assets increased Yen 4,386 million and total assets increased Yen 1,106 million. Liabilities decreased Yen 7,859 million. Shareholders' equity increased Yen 8,938 million through such factors as Yen 20,389 million of quarterly net income and Yen 10,024 million of payment of dividends. As a result, shareholders' equity ratio increased to 81.3%.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Jun. 30, 2005
Net cash provided by operating activities	17,758
Net cash used in investing activities	-12,504
Net cash provided by (used in) financing activities	-9,805
Cash and cash equivalents at end of period	106,998

In terms of cash flows from operating activities, on the basis of Yen 26,951 million in income before income taxes and Yen 5,398 million in depreciation, net cash provided by operating activities amounted to 17,758 million. The outstanding cash and cash equivalents at the end of the period decreased by Yen 5,875 million in comparison with that of the end of the previous fiscal year.

4. Projected Results for the First Half
(Six months ending Sep. 30, 2005)

	Millions of Yen		variance
	Six months ending/ended		
	Sep.30,2005	Sep.30,2004	(%)
Net sales	163,000	153,447	(6.2)
Operating income	49,000	44,128	(11.0)
Ordinary income	52,500	46,771	(12.2)
Net income	38,000	32,894	(15.5)
Net income per share (Yen)	341.11	298.95	42.16

RE: To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.

Ref: for the 2nd quarter

1. Year-on-year comparison

	Millions of Yen		variance
	Three months ending/ended		
	Sep.30,2005	Sep.30,2004	(%)
Net sales	81,223	78,486	(3.5)
Operating income	23,945	23,047	(3.9)
Ordinary income	25,035	24,404	(2.6)
Net income	17,611	16,671	(5.6)
Net income per share (Yen)	158.09	149.78	8.31

2. Quarter-on-quarter comparison

	Millions of Yen		variance
	Three months ending/ended		
	Sep.30,2005	Jun.30,2005	(%)
Net sales	81,223	81,777	(-0.7)
Operating income	23,945	25,055	(-4.4)
Ordinary income	25,035	27,465	(-8.8)
Net income	17,611	20,389	(-13.6)
Net income per share (Yen)	158.09	183.02	-24.93

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements

1. Quarterly Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Jun.30,2005	Mar.31,2005	Variance	Jun.30,2004
ASSETS				
Current assets	229,561	232,871	-3,310	191,634
Cash and deposits	106,998	112,874	-5,876	77,158
Notes and accounts receivable - trade	75,384	73,619	1,765	69,902
Inventories	37,507	36,165	1,342	34,207
Deferred tax assets	5,407	6,500	-1,093	5,132
Other current assets	5,601	4,947	654	6,651
Allowance for doubtful receivables	-1,337	-1,235	-102	-1,418
Fixed asstes	122,674	118,288	4,386	101,841
Tangible fixed assets	99,142	95,158	3,984	82,772
Buildings and structures	24,714	25,114	-400	22,884
Machinery and carriers	46,677	45,016	1,661	34,530
Lands	8,892	8,937	-45	9,275
Other tangible fixed assets	18,857	16,090	2,767	16,081
Intangible fixed assets	5,366	5,489	-123	4,867
Investments and other assets	18,165	17,640	525	14,201
Investment securities	11,546	10,383	1,163	6,963
Deferred tax assets	2,468	3,097	-629	3,008
Other assets	4,458	4,461	-3	4,716
Allowance for doubtful receivables	-307	-301	-6	-485
Deferred charges	352	322	30	224
Total Assets	352,588	351,482	1,106	293,699
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	62,829	70,792	-7,963	60,111
Notes and accounts payable - trade	26,621	24,452	2,169	27,292
Short-term bank loans	199	194	5	233
Income tax payable	4,929	10,022	-5,093	5,461
Accrued bonuses to employees	2,070	3,917	-1,847	1,982
Other current liabilities	29,008	32,204	-3,196	25,141
Long-term liabilities	2,073	1,970	103	2,164
Long-term bank loans	-	-	-	10
Allowance for special repairs	684	542	142	-
Other long-term liabilities	1,389	1,427	-38	2,153
Total Liabilities	64,903	72,762	-7,859	62,276
Minority interest	857	830	27	774
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	278,545	268,255	10,290	227,060
Net unrealized gain (loss) on available - for - sale securities	63	37	26	-28
Foreign currency translation adjustments	-6,293	-4,687	-1,606	-9,893
Treasury stock - at cost	-7,651	-7,878	227	-8,650
Total Shareholders' Equity	286,827	277,889	8,938	230,648
Total	352,588	351,482	1,106	293,699

Notes:	Millions of Yen			
1. Accumulated depreciation	169,660	166,626		154,725
2. Guarantees of borrowings and lease obligations for customers and Group's employees	1,501	1,369		918
3. Number of shares of treasury stock (stocks)	939,449	967,762		1,063,567

2. Quarterly Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries — Millions of Yen

	Three months ended		Variance		
	Jun.30, 2005	Jun.30, 2004	Value	(%)	Mar.31, 2005
Net sales	81,777	74,961	6,816	9.1	76,938
Cost of sales	40,072	38,067	2,005	5.3	40,692
Gross profit	41,705	36,894	4,811	13.0	36,245
Selling, general and administrative expenses	16,649	15,812	837	5.3	17,106
Operating income	25,055	21,081	3,974	18.9	19,138
Non-operating income	2,822	2,002	820	41.0	1,699
Interest income	417	216	201		320
Foreign exchange gains	575	618	-43		773
Equity in earnings of affiliates	1,131	881	250		403
Others	698	286	412		203
Non-operating expenses	411	718	-307	-42.8	397
Interest expense	66	33	33		1
Sales discount	163	-	163		169
Others	181	570	-389		228
Ordinary income	27,465	22,366	5,099	22.8	20,440
Extra-ordinary gains	69	185	-116	-62.7	270
Gain on sales of property, plant and equipment	18	35	-17		65
Others	50	149	-99		205
Extra-ordinary losses	584	213	371	174.2	3,414
Additional retirement benefits paid to employees	292	41	251		77
Loss on disposal of property, plant and equipment	13	83	-70		276
Loss on impairment	3	30	-27		776
Loss on close of factory	-	-	-		1,263
Maintenance of environment	-	-	-		793
Others	274	56	218		229
Income before income taxes and minority interests	26,951	22,338	4,613	20.7	17,297
Income taxes - Current	4,802	4,115	687	16.7	3,820
Income taxes - Deferred	1,728	1,947	-219	-11.2	-1,619
Minority interests in net income	31	52	-21	-40.4	-22
Net income	20,389	16,222	4,167	25.7	15,118
Net income per share(Yen)	183.02	149.15	33.87		135.18

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year.

	2005 A	2005 B	influences
Net sales	81,777	81,506	271
Operating income	25,055	25,026	29
Ordinary income	27,465	27,420	45
Net income	20,389	20,367	22

2. Average rates of major foreign currencies

		Three months ended Jun. 30,		
		2005	2004	Variance(%)
US$	Yen	108.36	109.62	1.1%
Euro	Yen	135.25	132.47	-2.1%
Thail Baht	Yen	2.68	2.71	1.1%

3.Quarterly Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended			
	Jun. 30,2005	Jun. 30,2004	Variance	Mar. 31, 2005
Additional Paid-In Capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained Earnings				
Balance at the beginning of the period	268,255	247,175	21,080	253,154
Adjustment of retained earnings	20,389	16,222	4,167	15,118
Net income	20,389	16,222	4,167	15,118
Appropriations	10,098	36,337	-26,239	17
1. Cash dividends	10,024	5,563	4,461	-
2. Bonuses to directors	65	63	2	-
3. Cancellation of treasury stock	-	30,702	-30,702	-
4. Loss on deposit of treasury stock	8	9	-1	17
Balance at the end of the period	278,545	227,060	51,485	268,255

4. Quarterly Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Jun.30,		
	2005	2004	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	26,951	22,338	4,613
Depreciation and amortization	5,398	4,897	501
Loss on impairment of long-lived assets	3	30	-27
Provision for (reversal of) accrued allowances for doubtful receivables	119	57	62
Provision for (reversal of) accrued bonuses to employees	-1,844	-1,738	-106
Provision for (Reversal of) reserve for periodic repairs	141	233	-92
Interest income and dividend receivable	-420	-220	-200
Interest expense payable	66	33	33
Foreign exchange loss (gain)	-194	-154	-40
Equity in earnings of affiliates	-1,131	-881	-250
Gain on sales of property, plant and equipment and investment securities	-18	-35	17
Loss on disposal of property, plant and equipment and investment securities	13	83	-70
Bonus to directors	-65	-63	-2
Other	285	242	43
(Increase) decrease in notes and accounts receivable	-1,894	-2,384	490
(Increase) decrease in inventories	-1,562	-1,225	-337
(Increase) decrease in other current assets	-222	557	-779
Increase (decrease) in notes and accounts payable	2,266	1,493	773
Increase (decrease) in income taxes payable	437	-39	476
Increase (decrease) in other current liabilities	-1,030	-196	-834
Sub total	27,299	23,029	4,270
Interest and dividend receivable	400	220	180
Interest payable	-56	-36	-20
Income taxes - paid	-9,883	-13,123	3,240
Net cash provided by operating activities	17,758	10,090	7,668
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-12,302	-7,729	-4,573
Proceeds from sales of property, plant and equipment	11	79	-68
Payment for loans	-1	-	-1
Proceeds from loans	48	79	-31
Increase in investments and other assets	-291	-879	588
Decrease in investments and other assets	31	121	-90
Net cash used in investing activities	-12,504	-8,328	-4,176
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-	-262	262
Increase in treasury stock	-9	-10	1
Decrease in treasury stock	228	151	77
Dividends paid	-10,024	-5,563	-4,461
Net cash used in financing activities	-9,805	-5,685	-4,120
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT!	-1,324	657	-1,981
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-5,875	-3,267	-2,608
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	112,874	80,425	32,449
CASH AND CASH EQUIVALENTS, END OF PERIOD	106,998	77,158	29,840

Notes:

1. Negative figures with "-" (minus) in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* which was made under the Japanese Accounting Standard.

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 60 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to the same period last year (Jun.30, 2004) : 5 companies increased in total

5 companies increased due to the establishment:
HOYA ELECTRONICS KOREA CO. LTD. (Korea)
HOYA GLASSS DISK VIETNAM LTD. (Vietnam)
HOYA MEDICAL EUROPE GMBH. (Germany)
HOYA LENS OF NEW ORLEANS, INC. (USA)
Other 1 company (overseas)

In comparison to the previous quarter (Mar.31, 2005) : 2 companies increased in total

2 companies increased due to the establishment:
HOYA MEDICAL EUROPE GMBH. (Germany)
Other 1 company (overseas)

b. Application of the equity method

In comparison to Jun.30, 2004 : No change

In comparison to Mar.31, 2005 : No change

	as of Jun.30, 2005	as of Jun.30, 2004	variance	as of Mar.31, 2005
Consolidated subsidiaries	60 (do 6, os54)	55 (do 6, os49)	+5 (do-, os+5)	58 (do 6, os52)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	65	60	+5	63
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Three months ended		
	Jun. 30,2005	Jun. 30,2004	Mar.31,2005
Cash and deposits	106,998	77,158	112,874
Marketable securities	-	-	-
Total	106,998	77,158	112,874

2. Details of Important Non-financial Trading

Three months ended Jun. 30, 2005	Millions of Yen
None	
Three months ended Jun. 30, 2004	
Cancellation of treasury stock (with effect on June 1, 2004)	30,702
Three months ended Mar. 31, 2005	
None	

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Jun.30,2005			Mar.31, 2005			Jun.30, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	308	148	159	308	148	159	237	77
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	308	148	159	308	148	159	237	77

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Jun.30,2005	Mar.31, 2005	Jun.30, 2004
Non-marketable stock of subsidiaries	10,632	9,486	6,464
Total	10,632	9,486	6,464
Non-marketable equity securities	275	274	262
Others	329	314	-
Total	604	588	262

3. Derivatives

None

Notes Relating to Income Tax

1. Breakdown of majoe factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Jun.30, 2005	Mar.31, 2005	Jun.30 ,2004
Inventories - intercompany unrealized profits	2,163	2,166	1,744
Excess deductible amount of depreciation expenses	287	285	1,217
Amount denied of expenses for accrued bonus	760	1,529	742
Loss on close of factory	510	-	-
Enterprise tax not deductible	249	691	261
Other deferred tax assets	1,436	1,828	1,166
Total amount of deferred tax assets - current	5,407	6,500	5,132
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,800	1,876	1,955
Loss on impairment not deductible	698	861	836
Loss on close of factory	-	510	-
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	114	117	169
Other deferred tax assets	744	681	938
Total amount of deferred tax assets - fixed	3,357	4,047	3,900
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-431	-434	-442
Special depreciation reserve	-255	-313	-283
Difference of evaluation for marketable secutrities	-35	-35	-
Other deferred tax liabilities	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-889	-949	-891
Net amount of deferred tax assets - fixed	2,468	3,097	3,008

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Jun.30,2005	Jun.30,2004	Mar.31,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-15.3	-13.2	-17.4
Non-Deductible expenses such as entertainment expenses	0.4	0.3	1.1
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-6.2	-9.3	-
Intercompany cash dividend	6.2	9.3	-8.4
Equity in earnings of affiliates	-1.7	-	-0.9
Tax credit on experiment and research expenses	-0.4	-0.7	-1.1
Other adjustment	0.7	0.2	-1.1
Effective income tax rate	24.2	27.1	12.7

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003. During the first quarter of the previous fiscal year, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement bene

None

(2) Breakdown of expenses for employees' retirement bene

	Millions of Yen		
	Three months ended		
	Jun.30, 2005	Jun.30, 2004	Mar.31, 2005
Additional retirement benefits paid to employees	292	41	77
Expenses for employees' retirement benefits	292	41	77

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the quarter ended March 31, 2004, the Company has adopted impairment accounting for fixed assets

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Three months ended		
	Jun.30,		Mar.31,
	2005	2004	2005
Machinery and others	3	30	9
Total	3	30	9

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Three months ended		
	Jun.30,		Mar.31,
	2005	2004	2005
Land	-	-	449
Buildings and Others	-	-	317
Total	-	-	766

(3) Segment Information

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

for the three months ended June 30, 2005

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	44,568	2,605	24,850	8,542	760	450	81,777	-	81,777
Intersegment	69	81	5	-	2	1,139	1,298	(1,298)	-
Total	44,637	2,686	24,856	8,542	763	1,589	83,076	(1,298)	81,777
Operating expenses	25,876	2,426	20,415	6,487	854	1,446	57,507	(784)	56,722
Operating income	18,761	259	4,440	2,054	-90	143	25,569	(513)	25,055
Operating margin	42.0%	9.7%	17.9%	24.1%	-11.9%	9.0%	30.8%	-	30.6%
Assets	181,276	7,507	91,614	15,548	1,676	3,100	300,724	51,864	352,588
Depreciation	3,750	24	1,422	173	0	13	5,384	13	5,398
Loss on impairment	-	-	-	-	3	-	3	-	3
Capital Expenditures	7,540	37	1,594	479	3	7	9,663	-	9,663
R&D Expenses	1,943	257	630	179	9	-	3,021	-	3,021
Number of employees (p)	13,836	200	6,714	683	149	252	21,834	56	21,890

for the three months ended June 30, 2004

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	40,087	2,887	22,862	7,706	1,047	369	74,961	-	74,961
Intersegment	145	53	2	0	19	1,241	1,462	(1,462)	-
Total	40,232	2,940	22,865	7,707	1,066	1,611	76,423	(1,462)	74,961
Operating expenses	24,573	2,540	18,914	5,870	959	1,443	54,302	(422)	53,879
Operating income	15,658	399	3,950	1,836	107	168	22,121	(1,039)	21,081
Operating margin	38.9%	13.6%	17.3%	23.8%	10.0%	10.4%	28.9%	-	28.1%
Assets	137,785	8,024	91,920	18,261	2,504	2,429	260,926	32,773	293,699
Depreciation	3,270	29	1,411	159	-	9	4,880	16	4,897
Loss on impairment	-	-	-	-	30	-	30	-	30
Capital Expenditures	7,695	36	1,603	122	30	122	9,611	179	9,790
R&D Expenses	1,655	216	432	180	6	-	2,491	-	2,491
Number of employees (p)	11,739	224	5,899	559	176	262	18,859	55	18,914

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	4,481	-282	1,988	836	-287	81	6,816	-	6,816
Variance (%)	11.2%	-9.8%	8.7%	10.8%	-27.4%	22.0%	9.1%	-	9.1%
Intersegment	-76	28	3	0	-17	-102	-164	164	-
Total	4,405	-254	1,991	835	-303	-22	6,653	164	6,816
Operating expenses	1,303	-114	1,501	617	-105	3	3,205	-362	2,843
Operating income	3,103	-140	490	218	-197	-25	3,448	526	3,974
Variance (%)	19.8%	-35.1%	12.4%	11.9%	-	-14.9%	15.6%	-	18.9%
Assets	43,491	-517	-306	-2,713	-828	671	39,798	19,091	58,889
Depreciation	480	-5	11	14	-	4	504	-3	501
Loss on impairment	-	-	-	-	-27	-	-27	-	-27
Capital Expenditures	-155	1	-9	357	-27	-115	52	-179	-127
R&D Expenses	288	41	198	-1	3	-	530	-	530
Number of employees (p)	2,097	-24	815	124	-27	-10	2,975	1	2,976

*Elimi. or corp. : Elimination or corporate

Note:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2005 and 2004 are as follows:

	2005		2004
Yen	583 million	Yen	651 million

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2005 and 2004 are as follows:

	2005		2004
Yen	57,551 million	Yen	44,648 million

2. Geographical Segments

for the three months ended June 30, 2005 — Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	59,948	8,086	9,089	4,653	81,777	-	81,777
Intersegment	5,047	64	116	27,354	32,582	(32,582)	-
Total	64,996	8,150	9,205	32,008	114,360	(32,582)	81,777
Operating expenses	54,502	7,944	7,499	20,446	90,393	(33,670)	56,722
Operating income	10,493	206	1,705	11,561	23,967	1,088	25,055
Operating margin	16.2%	2.5%	18.5%	36.1%	21.0%	-	30.6%
Assets	164,999	18,778	38,158	122,634	344,570	8,017	352,588

for the three months ended June 30, 2004 — Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	55,910	8,106	7,990	2,953	74,961	-	74,961
Intersegment	5,121	14	60	21,072	26,268	(26,268)	-
Total	61,031	8,120	8,051	24,026	101,229	(26,268)	74,961
Operating expenses	48,518	7,931	6,607	16,503	79,561	(25,681)	53,879
Operating income	12,513	188	1,443	7,522	21,668	(586)	21,081
Operating margin	20.5%	2.3%	17.9%	31.3%	21.4%	-	28.1%
Assets	162,497	20,313	28,648	75,572	287,031	6,668	293,699

Ref : Difference between the 1st quarter this year and the same quarter last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	4,038	-20	1,099	1,700	6,816	-	6,816
Variance (%)	7.2%	-0.2%	13.8%	57.6%	9.1%	-	9.1%
Intersegment	-74	50	56	6,282	6,314	-6,314	-
Total	3,965	30	1,154	7,982	13,131	-6,314	6,816
Operating expenses	5,984	13	892	3,943	10,832	-7,989	2,843
Operating income	-2,020	18	262	4,039	2,299	1,674	3,974
Variance (%)	-16.1%	9.6%	18.2%	53.7%	10.6%	-	18.9%
Assets	2,502	-1,535	9,510	47,062	57,539	1,349	58,889

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2005 and 2004 are as follows:

	2005		2004
Yen	506 million	Yen	571 million

2. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2005 and 2004 are as follows:

	2005		2004
Yen	55,101 million	Yen	40,190 million

3. Sales to Foreign Customers

for the three months ended June 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,488	9,631	18,947	3	38,069
Total Consolidated Net Sales (B)					81,777
Overseas Sales ratio A/B	11.6%	11.8%	23.2%	0.0%	46.6%
Regional Sales Ratio	24.9%	25.3%	49.8%	0.0%	100.0%

for the three months ended June 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,462	8,816	13,314	0	33,593
Total Consolidated Net Sales (B)					74,961
Overseas Sales ratio A/B	15.3%	11.7%	17.8%	0.0%	44.8%
Regional Sales Ratio	34.1%	26.3%	39.6%	0.0%	100.0%

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-1,974	815	5,633	3	4,476
Total Consolidated Net Sales (B)					6,816
Variance (%)	-17.2%	9.2%	42.3%	-	13.3%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

Business Category / Company	Three months ended Jun.30, 2005		Three months ended Jun.30, 2004		Variance	(%)	Three months ended Mar. 31, 2005	
Electro-Optics								
Domestic	23,884	(53.6)	21,776	(54.3)	2,108	9.7	20,950	(51.2)
Overseas	20,683	(46.4)	18,310	(45.7)	2,373	13.0	19,987	(48.8)
total	44,568	[54.5]	40,087	[53.5]	4,481	11.2	40,937	[53.2]
Photonics								
Domestic	1,457	(55.9)	1,860	(64.4)	-403	-21.7	1,866	(78.5)
Overseas	1,147	(44.1)	1,026	(35.6)	121	11.8	512	(21.5)
total	2,605	[3.2]	2,887	[3.8]	-282	-9.8	2,378	[3.1]
Electro-Optics								
Domestic	25,342	(53.7)	23,636	(55.0)	1,706	7.2	22,816	(52.7)
Overseas	21,830	(46.3)	19,337	(45.0)	2,493	12.9	20,500	(47.3)
total	47,173	[57.7]	42,974	[57.3]	4,199	9.8	43,316	[56.3]
Vision Care								
Domestic	9,034	(36.4)	8,897	(38.9)	137	1.5	9,040	(36.9)
Overseas	15,815	(63.6)	13,964	(61.1)	1,851	13.3	15,459	(63.1)
total	24,850	[30.4]	22,862	[30.5]	1,988	8.7	24,499	[31.8]
Health Care								
Domestic	8,255	(96.6)	7,530	(97.7)	725	9.6	7,599	(97.3)
Overseas	287	(3.4)	176	(2.3)	111	63.1	212	(2.7)
total	8,542	[10.4]	7,706	[10.3]	836	10.8	7,811	[10.2]
Eye Care								
Domestic	17,290	(51.8)	16,427	(53.7)	863	5.3	16,639	(51.5)
Overseas	16,103	(48.2)	14,140	(46.3)	1,963	13.9	15,672	(48.5)
total	33,393	[40.8]	30,568	[40.8]	2,825	9.2	32,311	[42.0]
Crystal								
Domestic	625	(82.2)	932	(89.0)	-307	-32.9	735	(88.4)
Overseas	135	(17.8)	115	(11.0)	20	17.4	96	(11.6)
total	760	[0.9]	1,047	[1.4]	-287	-27.4	831	[1.1]
Service								
Domestic	450	(100.0)	369	(100.0)	81	22.0	479	(100.0)
Overseas	-	(-)	-	(-)	-	-	-	(-)
total	450	[0.6]	369	[0.5]	81	22.0	479	[0.6]
Others								
Domestic	1,075	(88.8)	1,302	(91.9)	-227	-17.4	1,215	(92.7)
Overseas	135	(11.2)	115	(8.1)	20	17.4	96	(7.3)
total	1,211	[1.5]	1,417	[1.9]	-206	-14.5	1,311	[1.7]
Total Net Sales								
Domestic	43,708	(53.4)	41,367	(55.2)	2,341	5.7	40,670	(52.9)
Overseas	38,069	(46.6)	33,593	(44.8)	4,476	13.3	36,268	(47.1)
Total	81,777	[100.0]	74,961	[100.0]	6,816	9.1	76,938	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

File No:82-34801

July 20,2005 HOYA GROUP CONSOLIDATED

HOYA

2006(平成18)年3月期 第1四半期 連結決算参考資料

Fact Book 2006 - Consolidated -1st Quarter : Three months ended June 30, 2005

目 次 ・ Table of contents

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期推移(Quarter Transition)
1Q推移 (1Q Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2001.3	2002.3	2003.3	2004.3	2005.3
売上高・Net Sales	236,802	235,265	246,293	271,443	308,172
営業利益率・Operating Margin	19.1%	18.7%	21.5%	25.1%	27.6%
経常利益率・Ordinary Income Ratio	20.3%	19.5%	20.7%	24.5%	29.1%
当期純利益率・Return on Sales =ROS	9.2%	10.1%	8.1%	14.6%	20.8%

	2003.9	2004.9	2005.9E
売上高・Net Sales	131,699	153,447	163,000
営業利益率・Operating Margin	23.5%	28.8%	30.1%
経常利益率・Ordinary Income Ratio	23.1%	30.5%	32.2%
当期純利益率・Return on Sales =ROS	14.4%	21.4%	23.3%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
売上高・Net Sales	63,913	67,786	68,688	71,057	74,961	78,486	77,786	76,938	81,777	81,223
営業利益率・Operating Margin	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	24.9%	30.6%	29.5%
経常利益率・Ordinary Income Ratio	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	26.6%	33.6%	30.8%
当期純利益率・Return on Sales =ROS	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	19.6%	24.9%	21.7%

	2005-1Q	2006-1Q
売上高・Net Sales	74,961	81,777
営業利益率・Operating Margin	28.1%	30.6%
経常利益率・Ordinary Income Ratio	29.8%	33.6%
当期純利益率・Return on Sales =ROS	21.6%	24.9%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2006-1Q」は、2006年(平成18年)3月期の第1四半期(2005年4月1日から2005年6月30日まで)の3ヶ月間の経営成績あるいは2005年6月30日現在の財政状態を表示してます。

Notes:

1. *1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.*
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. *For example, you can find* the result of operations during the three months ended June 30, 2005 or condition of finance as of June 30, 2005 in 2006-1Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…59社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成17年3月末)との比較…2社増

・新規設立により2社増加　　HOYA MEDICAL EUROPE GMBH (ドイツ)

その他1社(海外)

②会計処理の方法 ： 変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 59 companies

Major consolidated subsidiaries :

<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.

<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 5 companies

(Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies *and others in comparison* to the end of March 31, 2005

1. Changes in scope of consolidation and application of the equity method

Scope of consolidation : *2 companies increased*

2 companies increased due to the establishment:　HOYA MDEICAL EUROPE GMBH (Germany)

Other 1 company (overseas)

2. Changes in accounting policy : None

参考	当第1四半期(平成18年3月期) as of June 30, 2005	前　期(平成17年3月期) as of March 31, 2005	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	60 (do 6 , os 54)	58 (do 6 , os 52)	+2 (do － , os +2)
非連結子会社数 Unconsolidated Subsidiaries	－ (do － , os －)	－ (do － , os －)	－ (do － , os －)
関連会社数 Affiliates	5 (do 5 , os －)	5 (do 5 , os －)	－ (do － , os －)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1 , os －)	(1) (do 1 , os －)	－ (do － , os －)
合計・Total	65	63	+2

※ do：国内・domestic 、os：海外・overseas

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	2001.3	2002.3	2003.3	2004.3	2005.3
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
株主資本当期純利益率・ROE	11.8%	11.5%	9.0%	17.8%	25.8%
総資本経常利益率・Ordinary Income/Total Asset	19.0%	16.8%	18.4%	23.6%	27.9%
総資本当期純利益率・Return on Assets =ROA	8.6%	8.7%	7.3%	14.0%	20.0%

	2003.9	2004.9	2005.9E
一株当たり当期純利益・EPS	166.21	298.95	341.11
株主資本当期純利益率・ROE	8.8%	14.0%	13.0%
総資本経常利益率・Ordinary Income/Total Asset	11.3%	15.3%	14.3%
総資本当期純利益率・Return on Assets =ROA	7.0%	10.8%	10.3%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
一株当たり当期純利益・EPS	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18	183.02	158.09
株主資本当期純利益率・ROE	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.6%	7.2%	6.0%
総資本経常利益率・Ordinary Income/Total Asset	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%	7.8%	6.8%
総資本当期純利益率・Return on Assets =ROA	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.4%	5.8%	4.8%

	2005-1Q	2006-1Q
一株当たり当期純利益・EPS	149.15	183.02
株主資本当期純利益率・ROE	7.2%	7.2%
総資本経常利益率・Ordinary Income/Total Asset	7.7%	7.8%
総資本当期純利益率・Return on Assets =ROA	5.6%	5.8%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2001.3	2002.3	2003.3	2004.3	2005.3
営業利益・Operating Profit	45,127	43,897	52,982	68,166	84,920
経常利益・Ordinary Income	48,184	45,774	50,874	66,554	89,525
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
平均為替レート・Exchange rate(¥/US$)	111.19	125.89	121.20	112.76	107.60
EURO平均為替レート・Exchange rate(¥/EURO)	-	110.98	121.48	132.65	135.73

	2003.9	2004.9	2005.9E
営業利益・Operating Profit	30,936	44,128	49,000
経常利益・Ordinary Income	30,395	46,771	52,500
当期純利益・Net Income	18,924	32,894	38,000
平均為替レート・Exchange rate(¥/US$)	117.73	110.32	106.68
EURO平均為替レート・Exchange rate(¥/EURO)	134.03	133.67	135.13

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
営業利益・Operating Profit	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,138	25,055	23,945
経常利益・Ordinary Income	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,440	27,465	25,035
当期純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	17,611
平均為替レート・Exchange rate(¥/US$)	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.25	108.36	105.00
EURO平均為替レート・Exchange rate(¥/EURO)	136.94	131.11	130.22	132.33	132.47	134.87	137.95	137.62	135.25	135.00

	2005-1Q	2006-1Q
営業利益・Operating Profit	21,081	25,055
経常利益・Ordinary Income	22,366	27,465
当期純利益・Net Income	16,222	20,389
平均為替レート・Exchange rate(¥/US$)	109.62	108.36
EURO平均為替レート・Exchange rate(¥/EURO)	132.47	135.25

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
1Q推移 (1Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2001.3	2002.3	2003.3	2004.3	2005.3
情報通信分野	Electro-Optics	47.4%	43.1%	45.3%	49.8%	53.8%
(Information Technology)	Photonics	2.8%	3.1%	2.2%	1.5%	3.5%
アイケア分野	Vision Care	36.4%	39.6%	38.3%	36.2%	30.8%
(Eye Care)	Health Care	8.5%	9.8%	10.9%	10.4%	10.2%
生活文化分野	Crystal	4.2%	3.7%	2.7%	1.6%	1.2%
(Lifestyle Refinement)	Service	0.7%	0.7%	0.6%	0.5%	0.5%

	2003.9	2004.9	2005.9E
Electro-Optics	47.9%	53.8%	54.3%
Photonics	1.7%	3.8%	3.3%
Vision Care	37.3%	30.4%	30.5%
Health Care	10.8%	10.3%	10.6%
Crystal	1.8%	1.2%	0.7%
Service	0.5%	0.5%	0.6%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
Electro-Optics	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.2%	54.5%	54.1%
Photonics	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	3.1%	3.2%	3.4%
Vision Care	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.8%	30.4%	30.6%
Health Care	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.2%	10.4%	10.8%
Crystal	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	1.1%	0.9%	0.4%
Service	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.6%	0.6%	0.7%

	2005-1Q	2006-1Q
Electro-Optics	53.5%	54.5%
Photonics	3.8%	3.2%
Vision Care	30.5%	30.4%
Health Care	10.3%	10.4%
Crystal	1.4%	0.9%
Service	0.5%	0.6%

5. 所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
1Q推移 (1Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	14.5%	15.7%	14.5%	12.2%	10.0%
欧州・Europe	10.5%	12.3%	13.2%	13.8%	11.0%
アジア・Asia	3.7%	4.2%	4.8%	4.6%	4.1%
日本・Japan	71.3%	67.8%	67.5%	69.4%	74.9%

	2003.9	2004.9	2005.9E
北米・North America	13.4%	10.3%	9.8%
欧州・Europe	13.6%	10.4%	11.3%
アジア・Asia	4.7%	3.9%	5.5%
日本・Japan	68.3%	75.4%	73.4%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
北米・North America	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.4%	9.9%	9.7%
欧州・Europe	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	11.6%	11.1%	11.6%
アジア・Asia	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	4.9%	5.7%	5.2%
日本・Japan	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.1%	73.3%	73.5%

	2005-1Q	2006-1Q
北米・North America	10.8%	9.9%
欧州・Europe	10.7%	11.1%
アジア・Asia	3.9%	5.7%
日本・Japan	74.6%	73.3%

6. 第1四半期　事業の種類別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Business Segment



Apr.1～Jun.30, 2005 VS Apr.1～Jun.30, 2004
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは、圏外のため省略
・Photonics and Service are omitted as they locate outside the map.
Consolidated Basis
ヘルスケア
Health Care
エレクトロオプティクス
Electro-Optics
ビジョンケア
Vision Care
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2005 - Jun.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	42.0%	11.2%
Photonics	9.7%	-9.8%
Vision Care	17.9%	8.7%
Health Care	24.1%	10.8%
Crystal	-11.9%	-27.4%
Service	9.0%	22.0%
CONSOLIDATED	30.6%	9.1%

Apr.1, 2004 - Jun.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.9%	33.9%
Photonics	13.6%	164.1%
Vision Care	17.3%	-5.9%
Health Care	23.8%	11.7%
Crystal	10.0%	-23.0%
Service	10.4%	8.8%
CONSOLIDATED	28.1%	17.3%

7. 第1四半期　所在地別セグメント情報〔成長性と収益性〕・1Q Sales Growth and Profitability by Geographical Segment



Apr.1～Jun.30, 2005 VS Apr.1～Jun.30, 2004
円の大きさは営業利益額　・Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
日本・Japan
北米・USA
欧州・Europe
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2005 - Jun.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.2%	7.2%
北米・North America	2.5%	-0.2%
欧州・Europe	18.5%	13.8%
アジア・Asia	36.1%	57.6%
CONSOLIDATED	30.6%	9.1%

Apr.1, 2004 - Jun.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.5%	29.7%
北米・North America	2.3%	-8.3%
欧州・Europe	17.9%	-11.1%
アジア・Asia	31.3%	-0.3%
CONSOLIDATED	28.1%	17.3%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)



年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2001.3
2002.3
2003.3
2004.3
2005.3



中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
2002.9
2003.9
2004.9



四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
四半期毎の推移 (Quarter Transition)
Service
Photonics
Crystal
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q



1Q推移 (1Q Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Service
Crystal
2005-1Q
2006-1Q

Electoro-Optics　Photonics　Vision Care　Health Care　Crystal　Service

		2001.3	2002.3	2003.3	2004.3	2005.3
情報通信分野	Electro-Optics	30.8%	27.3%	30.8%	33.4%	38.1%
(Information Technology)	Photonics	-13.6%	-6.5%	-10.7%	-1.9%	8.1%
アイケア分野	Vision Care	12.3%	15.5%	16.0%	17.8%	18.0%
(Eye Care)	Health Care	11.1%	14.3%	19.0%	22.1%	22.7%
生活文化分野	Crystal	2.9%	0.0%	-0.2%	-11.3%	-11.3%
(Lifestyle Refinement)	Service	3.2%	5.4%	5.3%	8.5%	10.0%

	2002.9	2003.9	2004.9
Electro-Optics	30.5%	32.7%	39.7%
Photonics	-15.3%	-2.3%	12.9%
Vision Care	17.4%	15.9%	17.3%
Health Care	19.0%	22.6%	24.2%
Crystal	4.9%	-3.8%	1.4%
Service	5.7%	6.5%	9.7%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q
Electro-Optics	32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%	35.5%	42.0%
Photonics	-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%	-1.5%	9.7%
Vision Care	14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%	17.2%	17.9%
Health Care	21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%	20.6%	24.1%
Crystal	3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%	-38.0%	-11.9%
Service	6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%	9.0%	9.0%

	2005-1Q	2006-1Q
Electro-Optics	38.9%	42.0%
Photonics	13.6%	9.7%
Vision Care	17.3%	17.9%
Health Care	23.8%	24.1%
Crystal	10.0%	-11.9%
Service	10.4%	9.0%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
15.3% 16.9% 14.9% 14.1% 14.1%
15.2% 16.2% 15.8% 14.8% 11.8%
11.6% 10.7% 13.3% 16.5% 20.1%
57.9% 56.2% 56.0% 54.6% 54.0%
100% 75% 50% 25% 0%
2001.3 2002.3 2003.3 2004.3 2005.3

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	15.3%	16.9%	14.9%	14.1%	14.1%
欧州・Europe	15.2%	16.2%	15.8%	14.8%	11.8%
アジアおよびその他・Asia	11.6%	10.7%	13.3%	16.5%	20.1%
日本・Japan	57.9%	56.2%	56.0%	54.6%	54.0%


中間推移(Interim Transition)
15.4% 14.6% 14.9%
15.5% 14.7% 11.4%
12.5% 15.4% 19.0%
56.6% 55.3% 54.7%
100% 75% 50% 25% 0%
2002.9 2003.9 2004.9

2002.9	2003.9	2004.9
15.4%	14.6%	14.9%
15.5%	14.7%	11.4%
12.5%	15.4%	19.0%
56.6%	55.3%	54.7%


四半期毎の推移(Quarter Transition)
15.0% 14.2% 12.8% 14.5% 15.3% 14.6% 14.0% 12.6% 11.6%
15.0% 14.3% 15.7% 14.1% 11.7% 11.1% 12.2% 12.2% 11.8%
15.0% 15.8% 16.9% 18.0% 17.8% 20.1% 20.0% 22.3% 23.2%
55.0% 55.7% 54.6% 53.4% 55.2% 54.2% 53.8% 52.9% 53.4%
100% 75% 50% 25% 0%
2004-1Q 2004-2Q 2004-3Q 2004-4Q 2005-1Q 2005-2Q 2005-3Q 2005-4Q 2006-1Q

2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q
15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%	12.6%	11.6%
15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%	12.2%	11.8%
15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%	22.3%	23.2%
55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%	52.9%	53.4%


1Q推移(1Q Transition)
15.3% 11.6%
11.7% 11.8%
17.8% 23.2%
55.2% 53.4%
100% 75% 50% 25% 0%
2005-1Q 2006-1Q

2005-1Q	2006-1Q
15.3%	11.6%
11.7%	11.8%
17.8%	23.2%
55.2%	53.4%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
73.0% 78.8% 81.7% 75.5% 79.1%
500,000 400,000 300,000 200,000 100,000
2001.3 2002.3 2003.3 2004.3 2005.3

	2001.3	2002.3	2003.3	2004.3	2005.3
総資産・Total Assets	267,610	278,067	274,288	289,887	351,482
株主資本・Shareholders' Equity	195,333	219,180	224,218	218,978	277,889
株主資本比率・Shareholders' Equity Ratio	73.0%	78.8%	81.7%	75.5%	79.1%


中間推移(Interim Transition)
77.2% 78.4% 79.2%
500,000 400,000 300,000 200,000 100,000
2003.9 2004.9 2005.9E

2003.9	2004.9	2005.9E
265,734	319,944	385,000
205,213	250,696	305,000
77.2%	78.4%	79.2%


四半期毎の推移(Quarter Transition)
80.2% 77.2% 76.3% 75.5% 78.5% 78.4% 78.9% 79.1% 81.3% 79.2%
500,000 400,000 300,000 200,000 100,000
2003.6. 2003.9 2003.12. 2004.3. 2004.6. 2004.9. 2004.12. 2005.3. 2005.6. 2005.9E
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

2003.6	2003.9	2003.12	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9E
290,686	265,734	275,251	289,887	293,699	319,944	329,739	351,482	352,588	385,000
233,082	205,213	209,967	218,978	230,648	250,696	260,157	277,889	286,827	305,000
80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	79.1%	81.3%	79.2%

11. 株主状況・Shareholders


年度推移(Annual Transition)


中間推移(Interim Transiton)


四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders

外人持株比率・Ratio of Foreign Shareholders

（注1）中間期及び期末以外の6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する全発行済株式数が直前四半期末に比べ約378万株減少しています。

	2001.3	2002.3	2003.3	2004.3	2005.3
株主数(名)・Number of Shareholders	7,835	6,872	7,459	7,660	7,443
外人持株比率・Ratio of Foreign Shareholders	32.4%	34.2%	38.1%	50.5%	55.6%

	2002.9	2003.9	2004.9
株主数(名)・Number of Shareholders	7,786	7,545	7,169
外人持株比率・Ratio of Foreign Shareholders	36.1%	46.8%	54.4%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.
株主数(名)・Number of Shareholders	7,456	7,545	7,454	7,660	7,584	7,169	6,813	7,443	7,410
外人持株比率・Ratio of Foreign Shareholders	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%	55.6%	55.6%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS


中間推移(Interim Transition)
一株当たり当期純利益・EPS


四半期毎の推移(Quarter Transition)
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share


1Q推移(1Q Transition)

	2001.3	2002.3	2003.3	2004.3	2005.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	464.99	377.57	343.31	576.45	782.86
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
1株当たり配当金・Cash dividends Per Share	50.00	50.00	50.00	100.00	150.00
1株当たり純資産・Shareholders' Equity Per Share	1,680.45	1,886.20	1,945.16	1,967.60	2,494.37

	2002.9	2003.9	2004.9
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	211.46	251.09	390.95
一株当たり当期純利益・EPS	127.84	166.21	298.95
1株当たり配当金・Cash dividends Per Share	25.00	50.00	60.00
1株当たり純資産・Shareholders' Equity Per Share	1,963.19	1,845.23	2,252.35

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	125.39	125.71	138.88	187.35	194.46	196.73	192.80	191.39	231.51
一株当たり当期純利益・EPS	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18	183.02
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58	2,252.35	2,336.53	2,494.37	2,574.53

	2005-1Q	2006-1Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	194.46	231.51
一株当たり当期純利益・EPS	149.15	183.02
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	2,072.58	2,574.53

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
¥8,160
¥9,040
¥7,150
¥10,150
¥11,800
43.73
44.50
41.79
28.92
20.39
17.55
23.94
20.83
17.61
15.07
4.86
4.79
3.68
5.16
4.73
2001.3
2002.3
2003.3
2004.3
株価収益率・PER

	2001.3	2002.3	2003.3	2004.3	2005.3
株価収益率・PER	43.73	44.50	41.79	28.92	20.39
株価キャッシュフロー倍率・PCFR	17.55	23.94	20.83	17.61	15.07
株価純資産倍率・PBR	4.86	4.79	3.68	5.16	4.73
期末株価・Stock Price(円・¥)	8,160	9,040	7,150	10,150	11,800


中間推移(Interim Transition)
¥7,550
¥8,650
¥11,550
59.06
52.04
38.64
35.70
34.45
29.54
3.85
4.69
5.13
2002.9
2003.9
2004.9
株価キャッシュフロー倍率・PCFR

	2002.9	2003.9	2004.9
株価収益率・PER	59.06	52.04	38.64
株価キャッシュフロー倍率・PCFR	35.70	34.45	29.54
株価純資産倍率・PBR	3.85	4.69	5.13
期末株価・Stock Price(円・¥)	7,550	8,650	11,550


四半期毎の推移(Quarter Transition)
¥8,270
¥8,650
¥9,840
¥10,150
¥11,420
¥11,550
¥11,570
¥11,800
¥12,800
97.24
106.63
105.04
111.20
76.57
77.11
79.89
87.29
69.94
65.95
68.81
70.85
54.18
58.73
58.71
60.01
61.65
55.29
4.09
4.69
5.21
5.16
5.51
5.13
4.95
4.73
4.97
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
株価純資産倍率・PBR

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q
株価収益率・PER	97.24	106.63	105.04	111.20	76.57	77.11	79.89	87.29	69.94
株価キャッシュフロー倍率・PCFR	65.95	68.81	70.85	54.18	58.73	58.71	60.01	61.65	55.29
株価純資産倍率・PBR	4.09	4.69	5.21	5.16	5.51	5.13	4.95	4.73	4.97
期末株価・Stock Price(円・¥)	8,270	8,650	9,840	10,150	11,420	11,550	11,570	11,800	12,800


1Q推移(1Q Transition)
¥11,420
¥12,800
76.57
69.94
58.73
55.29
5.51
4.97
2005-1Q
2006-1Q
期末株価・Stock Price(円・¥)

	2005-1Q	2006-1Q
株価収益率・PER	76.57	69.94
株価キャッシュフロー倍率・PCFR	58.73	55.29
株価純資産倍率・PBR	5.51	4.97
期末株価・Stock Price(円・¥)	11,420	12,800

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)
1999年3月期
(Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640
2000年3月期
(Year ended March 2000)
最高値 H…3月(Mar)¥10,890
最安値 L…9月(Sep.)¥5,520
2001年3月期
(Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥6,560
2002年3月期
(Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720
2004年3月期
(Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690
2005年3月期
(Year ended March 2005)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920
2006年3月期
(Three Months ended June 2005)
最高値 H…6月(Jun.)¥12,970
最安値 L…4月(Apr.)¥10,830
1998/4
1998/8
1998/12
1999/4
1999/8
1999/12
2000/4
2000/8
2000/12
2001/4
2001/8
2001/12
2002/4
2002/8
2002/12
2003/4
2003/8
2003/12
2004/4
2004/8
2004/12
2005/4

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
当期純利益・Net Income
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。 / Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2001.3	2002.3	2003.3	2004.3	2005.3
減価償却費等・Depreciation and other	32,137	20,104	19,792	25,328	22,519
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
キャッシュフロー・Cash Flow Total	53,997	43,844	39,829	64,876	86,654
設備投資額・Capital Expenditure	39,672	19,585	15,948	30,659	40,175

	2003.9	2004.9	2005.9E
減価償却費等・Depreciation and other	9,663	10,123	11,500
当期純利益・Net Income	18,924	32,894	38,000
キャッシュフロー・Cash Flow Total	28,587	43,017	49,500
設備投資額・Capital Expenditure	10,826	16,894	26,500

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
減価償却費等・Depreciation and other	4,645	5,018	5,027	10,638	4,928	5,252	5,368	6,971	5,401	6,099
当期純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	17,611
キャッシュフロー・Cash Flow Total	14,440	14,147	15,446	20,843	21,150	21,923	21,491	22,089	25,790	23,710
設備投資額・Capital Expenditure	6,269	4,557	7,965	11,868	9,790	7,103	14,357	8,923	9,663	16,837

	2005-1Q	2006-1Q
減価償却費等・Depreciation and other	4,928	5,401
当期純利益・Net Income	16,222	20,389
キャッシュフロー・Cash Flow Total	21,150	25,790
設備投資額・Capital Expenditure	9,790	9,663

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2001.3	2002.3	2003.3	2004.3	2005.3
研究開発費・R&D Expenses	7.3	7.3	8.7	9.8	10.9
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.1%	3.5%	3.6%	3.6%

	2003.9	2004.9	2005.9E
研究開発費・R&D Expenses	4.7	5.1	6.5
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.3%	4.0%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2QE
研究開発費・R&D Expenses	2.2	2.5	2.6	2.6	2.5	2.6	3.4	2.4	3.0	3.5
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	3.2%	3.7%	4.3%

	2005-1Q	2006-1Q
研究開発費・R&D Expenses	2.5	3.0
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.7%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2001.3	2002.3	2003.3	2004.3	2005.3
手元資金・Cash and Cash Equivalents (consolidated)	51,697	66,321	75,694	80,425	112,874
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.4	3.5	3.5	3.8

	2002.9	2003.9	2004.9
手元資金・Cash and Cash Equivalents (consolidated)	88,068	62,895	94,660
連結手元流動性(月)・Liquidity(Group) / month	4.3	3.2	3.4

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.
手元資金・Cash and Cash Equivalents (consolidated)	81,498	62,895	66,125	80,425	77,158	94,660	90,925	112,874	106,998
連結手元流動性(月)・Liquidity(Group) / month	3.7	3.2	2.8	3.1	3.2	3.3	3.6	4.0	4.0

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期末の推移 (Quarter Transition)
短期借入金・Short-term Bank Loans
長期借入金・Long-term Bank Loans
借入金依存度・Debt/Total Assets

	2001.3	2002.3	2003.3	2004.3	2005.3
短期借入金・Short-term Bank Loans	4,630	3,378	2,284	486	194
長期借入金・Long-term Bank Loans	424	569	7	0	-
小計・SUB TOTAL	5,054	3,947	2,291	486	194
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	5,054	3,947	2,291	486	194
借入金依存度・Debt/Total Assets	1.9%	1.4%	0.8%	0.2%	0.1%

	2002.9	2003.9	2004.9
短期借入金・Short-term Bank Loans	3,264	2,050	149
長期借入金・Long-term Bank Loans	417	150	-
小計・SUB TOTAL	3,681	2,200	149
割引手形・Notes Discounted	-	-	-
合計・TOTAL	3,681	2,200	149
借入金依存度・Debt/Total Assets	1.3%	0.8%	0.0%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.
短期借入金・Short-term Bank Loans	2,201	2,050	1,297	486	233	149	-	194	199
長期借入金・Long-term Bank Loans	150	150	0	0	10	-	-	-	-
小計・SUB TOTAL	2,351	2,200	1,297	486	243	149	-	194	199
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-
合計・TOTAL	2,351	2,200	1,297	486	243	149	-	194	199
借入金依存度・Debt/Total Assets	0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)
棚卸資産[期末在高]
・Inventories [end of period]


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2001.3	2002.3	2003.3	2004.3	2005.3	2002.9	2003.9	2004.9	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.
棚卸資産[期末在高] ・Inventories [end of period]	36,506	35,595	32,360	32,877	36,165	35,024	33,360	35,307	34,437	33,360	33,804	32,877	34,207	35,307	36,869	36,165	37,507
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	3.2	3.1	2.8	2.7	3.2	2.8	2.6	2.9	2.8	2.8	2.7	2.6	2.6	2.8	2.7	2.8

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)
日本・Japan
アジア・Asia


四半期末の推移(Quarter Transition)
欧州・Europe
北米・North America

	2001.3	2002.3	2003.3	2004.3	2005.3	2002.9	2003.9	2004.9	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.
北米・North America	1,575	1,516	1,445	1,323	1,316	1,496	1,365	1,276	1,434	1,365	1,328	1,323	1,262	1,276	1,301	1,316	1,309
欧州・Europe	2,000	2,102	2,082	1,821	1,809	2,099	1,851	1,800	2,050	1,851	1,801	1,821	1,837	1,800	1,785	1,809	1,891
アジア・Asia	5,838	6,411	7,346	11,925	15,102	6,865	8,555	13,775	7,759	8,555	9,333	11,925	12,783	13,775	14,649	15,102	15,671
日本・Japan	3,553	3,282	3,150	3,023	3,007	3,251	3,142	3,021	3,077	3,142	3,127	3,023	3,032	3,021	2,997	3,007	3,019
総従業員数・Number of Total Employees	12,966	13,311	14,023	18,092	21,234	13,711	14,913	19,872	14,320	14,913	15,589	18,092	18,914	19,872	20,732	21,234	21,890

21. 「参考」グループ連結経営(2005.6.30.現在) / HOYA's Global Group Management (As of June 30, 2005)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス㈱(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD.	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC. HOYA LENS OF NEW ORLEANS, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH ☆		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※： 持分法適用会社 / Affiliates accounted for by the equity method
☆：2006年3月期第1四半期に設立/ Established in 2006-1Q.

July 20, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Announcement of a Four-for-One Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows.

1. Purpose of stock split

Given the recent tend of the stock price, the Company will carry out the stock split aiming to expand the shareholder base and to increase liquidity of the stock, based on the action plan pronounced by the Tokyo Stock Exchange encouraging listed companies with high prices and large trading units to reduce the investment unit to less than ¥500,000.

The Company's management will study the possibility to raise an actual dividend per share, while its exact price has not yet announced.

2. Details of stock split

(1) Method

The shares of shareholders recorded on September 30,2005, will be split four for one.

(2) Number of shares to be increased

The cubic number of the common share outstanding as of September 30,2005 will be increased.

Although exercising stock options in the period between the resolution of the Board of Directors and the split date may increase the number of outstanding shares, the Company's issued and outstanding shares after the stock split calculated using outstanding shares on July 20,2005 are as follows.

Current outstanding shares:	112,349,005 shares
Increase in shares:	337,047,015 shares
Outstanding shares after increase:	449,396,020 shares

(3) Effective and distribution date

November 15, 2005

(4) Date entitled to dividend

October 1, 2005

(5) Any other necessary details regarding the stock split will be decided in Board of Directors meetings.

July 20, 2005

Note:

1. The stock split has no effect on paid-in capital
   Paid-in capital as of July 20, 2005: ¥ 6,264,201,967

2. The total number of authorized shares as of July 20,2005 is 316,224,600. In accordance with the provision of Article 218-2 of the Commercial Code, We are changing our Articles of Incorporation to increase the number of authorized shares in the ratio of the stock split.

3. As a result of this stock split, the exercise prices for the Company's stock options issued under Article 280-20 and 280-21 of the Commercial Code will be adjusted as follows. Each of the new share subscription rights shown below was issued free of charge with the purpose of granting stock options and was approved at the respective General Shareholders' Meetings.

	Adjusted exercise price	Current exercise price
1st issue of new share subscription rights for common stock (Resolved by the Board of Directors on October 21, 2002)	¥1,918	¥7,670
2nd issue of new share subscription rights for common stock (Resolved by the Board of Directors on May 23, 2003)	¥1,673	¥6,690
3rd issue of new share subscription rights for common stock (Resolved by the Board of Directors on November 23, 2003)	¥2,438	¥9,750
4th issue of new share subscription rights for common stock (Resolved by the Board of Directors on November 25,2004)	¥2,713	¥10,850

※The exercise period of the 4th issue of new share subscription rights for common stock will start on October 1, 2005.

4. Regarding the subscription rights as stock options, the Company will order the right holders not to sell stocks between September 27, 2005 (the date entitled to the split) and November 15, 2005 (the effective date of the split).

July 21, 2005

To our shareholders

HOYA CORPORATION
Hiroshi Suzuki
President and CEO
2-7-5 Naka-Ochiai
Shinjuku-ku, Tokyo

Announcement of Board of Directors resolution for approval of stock split

HOYA CORPORATION hereby announces that the Board of Directors meeting held on July 20, 2005, approved a resolution for a stock split as follows:

1. Common stock shall be split at a ratio of 4 shares for every 1 share effective Tuesday, November 15, 2005, as follows.
   (1) Increase in the number of shares due to the stock split
   The increase in the number of shares shall be equivalent to the number of common stock shares outstanding at closure on Friday, September 30, 2005, multiplied by 3.
   (2) Split method
   The number of shares of the stock holdings of shareholders registered or recorded in the shareholders' register or real shareholders' register at closure on Friday, September 30, 2005, shall be split at a ratio of 4 shares per 1 share of stock.

2. Dividend reckoning date: Saturday, October 1, 2005

3. Other items required for this stock split shall be decided at future Board of Directors meetings.

Notice and Caution

1. (1) Additional stock certificates shall be issued equivalent to the number of shares increased due to the stock spilt for each shareholder registered or recorded in the shareholders' register or real shareholders' register.
   (2) The number of shares increased due to the stock split shall be registered or recorded in the real shareholders' register or in the customer account register of custodian securities companies, etc., effective Tuesday, November 15, 2005.
   (3) An announcement of stock certificates and stock holdings subsequent to the stock split shall be sent to addresses on file on Tuesday, November 15, 2005.

2. Owners of untransferred stock certificates are requested to promptly complete the transferal or the procedure for use of the stock certificate custody and depositary systems at the transfer agent or securities companies. In addition, if you have not yet sent notice of address change, seal change, etc., you are requested to do so urgently.

Transfer Agent
UFJ Trust Bank Limited
Corporate Agency Department
7-10-11 Higashi-suna, Koto-ku, Tokyo 137-8081
Telephone: 0120-232-711 (toll-free)

Other Agents
UFJ Trust Bank Limited, branches nationwide
Nomura Securities Co., Ltd., head office and branches nationwide

July 27, 2005

To our shareholders

HOYA CORPORATION
Hiroshi Suzuki
President and CEO
2-7-5 Naka-Ochiai
Shinjuku-ku, Tokyo

Notice of Board of Directors resolution for approval of stock split

HOYA CORPORATION hereby announces that the Board of Directors meeting held on July 20, 2005, approved a resolution for a stock split as follows:

1. Common stock shall be split at a ratio of 4 shares for every 1 share effective Tuesday, November 15, 2005, as follows.
   (1) Increase in the number of shares due to the stock split
   The increase in the number of shares shall be equivalent to the number of common stock shares outstanding at closure on Friday, September 30, 2005, multiplied by 3.
   (2) Split method
   The number of shares of the stock holdings of shareholders registered or recorded in the shareholders' register or real shareholders' register at closure on Friday, September 30, 2005, shall be split at a ratio of 4 shares per 1 share of stock.

2. Dividend reckoning date: Saturday, October 1, 2005

3. Other items required for this stock split shall be decided at future Board of Directors meetings.

Notice and Caution

1. (1) Additional stock certificates shall be issued equivalent to the number of shares increased due to the stock spilt for each shareholder registered or recorded in the shareholders' register or real shareholders' register.
   (2) The number of shares increased due to the stock split shall be registered or recorded in the real shareholders' register or in the customer account register of custodian securities companies, etc., effective Tuesday, November 15, 2005.
   (3) An announcement of stock certificates and stock holdings subsequent to the stock split shall be sent to addresses on file on Tuesday, November 15, 2005.

2. Owners of untransferred stock certificates are requested to promptly complete the transferal or the procedure for use of the stock certificate custody and depositary systems at the transfer agent or securities companies. In addition, if you have not yet sent notice of address change, seal change, etc., you are requested to do so urgently.

Transfer Agent
UFJ Trust Bank Limited
Corporate Agency Department
7-10-11 Higashi-suna, Koto-ku, Tokyo 137-8081
Telephone: 0120-232-711 (toll-free)

Other Agents
UFJ Trust Bank Limited, branches nationwide
Nomura Securities Co., Ltd., head office and branches nationwide

File No:82-34801

RECEIVED

HOYA

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成16年４月１日
（第67期）　至　平成17年３月31日

ＨＯＹＡ株式会社

(301006)

目次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成17年６月23日
【事業年度】	第67期（自　平成16年４月１日　至　平成17年３月31日）
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第63期	第64期	第65期	第66期	第67期
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高（百万円）	236,802	235,265	246,293	271,443	308,172
経常利益（百万円）	48,184	45,774	50,874	66,554	89,525
当期純利益（百万円）	21,860	23,740	20,037	39,548	64,135
純資産額（百万円）	195,333	219,180	224,218	218,978	277,889
総資産額（百万円）	267,610	278,067	274,288	289,887	351,482
１株当たり純資産額（円）	1,682.10	1,887.49	1,945.16	1,967.60	2,494.37
１株当たり当期純利益（円）	188.24	204.44	171.10	350.96	578.84
潜在株式調整後１株当たり当期純利益（円）	－	－	171.08	350.56	577.52
自己資本比率（％）	73.0	78.8	81.7	75.5	79.1
自己資本利益率（％）	11.8	11.5	9.0	17.8	25.8
株価収益率（倍）	43.3	44.2	41.8	28.9	20.4
営業活動によるキャッシュ・フロー（百万円）	42,737	41,023	38,390	78,743	76,000
投資活動によるキャッシュ・フロー（百万円）	△39,465	△19,653	△13,583	△28,338	△35,524
財務活動によるキャッシュ・フロー（百万円）	△4,563	△8,186	△14,547	△42,853	△11,692
現金及び現金同等物の期末残高（百万円）	51,697	66,321	75,694	80,425	112,874
従業員数（名）	12,966	13,311	14,023	18,092	21,234

（注）１．売上高には、消費税及び地方消費税は含まれておりません。

２．第65期連結会計年度から、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

３．第64期連結会計年度以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

４．キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

(2) 提出会社の経営指標等

回次	第63期	第64期	第65期	第66期	第67期
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高（百万円）	151,166	151,789	159,432	183,771	224,608
経常利益（百万円）	35,945	30,169	29,460	33,610	46,536
当期純利益（百万円）	12,283	15,333	8,852	15,558	24,967
資本金（百万円）	6,264	6,264	6,264	6,264	6,264
発行済株式総数（株）	116,124,405	116,124,405	116,124,405	116,124,405	112,349,005
純資産額（百万円）	162,102	171,933	166,374	143,617	159,316
総資産額（百万円）	217,967	217,074	209,387	209,673	222,313
１株当たり純資産額（円）	1,395.93	1,480.62	1,443.51	1,290.74	1,430.37
１株当たり配当額（うち１株当たり中間配当額）（円）	50.0 (20.0)	50.0 (25.0)	50.0 (25.0)	100.0 (50.0)	150.0 (60.0)
１株当たり当期純利益（円）	105.78	132.04	75.27	138.24	225.55
潜在株式調整後１株当たり当期純利益（円）	－	－	75.26	138.08	225.04
自己資本比率（％）	74.4	79.2	79.5	68.5	71.7
自己資本利益率（％）	7.7	9.2	5.2	10.0	16.5
株価収益率（倍）	77.1	68.5	95.0	73.4	52.3
配当性向（％）	47.3	37.9	66.4	72.3	66.5
従業員数（名）	3,464	3,142	3,289	2,983	3,173

（注）１．売上高には、消費税及び地方消費税は含まれておりません。

２．第64期より、自己株式を資本の部より控除しており、１株当たりの各数値（配当額は除く。）の算定に当たっては、この点を考慮しております。

３．第65期から、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

４．第64期以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

2【沿革】

昭和16年11月	東京都保谷市（現在西東京市）で東洋光学硝子製造所を創業。 光学ガラス製造に着手。
昭和19年８月	資本金120万円の株式会社に改組、商号を株式会社東洋光学硝子製造所に変更。
昭和20年10月	クリスタルガラス食器製造開始。
昭和22年８月	商号を株式会社保谷クリスタル硝子製造所に変更。
昭和35年11月	東京都昭島市に昭和工場（現　昭島工場）を新設。 保谷光学工業株式会社、山中光学工業株式会社及び保谷光学硝子販売株式会社を吸収合併し、商号を株式会社保谷硝子に変更。
昭和36年10月	東京証券取引所市場第二部へ上場。
昭和37年５月	眼鏡レンズ製造開始。
昭和37年10月	名古屋証券取引所市場第二部へ上場。
昭和38年５月	埼玉県入間市に武蔵工場を新設。
昭和47年12月	ソフトコンタクトレンズ製造開始。
昭和48年２月	東京証券取引所及び名古屋証券取引所の市場第一部へ指定。
昭和49年１月	半導体用マスクサブストレート製造開始。
昭和57年10月	子会社の株式会社保谷電子を吸収合併（現　長坂工場）。
昭和58年１月	東京都八王子市に八王子工場を新設し、半導体用フォトマスク製造開始。
昭和59年８月	新本社ビルを現在地に竣工。
昭和59年10月	子会社の株式会社保谷レンズ及び株式会社保谷クリスタルを吸収合併し、商号をＨＯＹＡ株式会社に変更。
昭和60年４月	埼玉県児玉郡児玉町に児玉開発研究所（現　メディカル事業部児玉研究所）を新設。
昭和62年６月	眼内レンズ（白内障術後用）製造開始。
昭和62年11月	光学ガラスによる非球面モールドレンズ製造開始。
平成元年４月	オランダに欧州地域統括会社HOYA EUROPE B.V.（現 HOYA HOLDINGS N.V.）、米国に北米地域統括会社HOYA CORPORATION USAを設立。
平成３年３月	ＨＤＤ用ガラスディスク（ガラス磁気メモリーディスク）発売。
平成７年９月	中間連結決算発表を開始。
平成８年11月	熊本県菊池郡大津町に熊本工場を新設。
平成９年４月	持株会社型のカンパニー制を導入し、二つのカンパニー（エレクトロオプティクス、ビジョンケア）と三つの事業子会社｛HOYA PHOTONICS INC.、ＨＯＹＡヘルスケア㈱、ＨＯＹＡクリスタル㈱（現　クリスタルカンパニー）｝へ機構改革。
平成９年５月	シンガポールにエリア持株会社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設置、４月にオランダ及び米国にそれぞれ設置したHOYA HOLDINGS N.V.とHOYA HOLDINGS INC.の２社と合わせ、欧州、北米、アジア各地域のエリア持株会社体制が整う。
平成９年12月	HOYA LENS DEUTSCHLAND GmbH.がＨＯＹＡグループ最初のISO14001を取得。
平成10年４月	四半期毎の連結決算発表を開始。
平成11年２月	国内主要全工場でISO14001を取得。
平成11年９月	ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.（現 HOYA LENS BELGIUM N.V.）を買収。
平成12年４月	米国の特注メガネレンズ加工販売会社OPTICAL RESOURCES GROUP, INC.を買収（平成13年３月に機構改革によりHOYA㈱ビジョンケアカンパニー北米支店に組織変更）。
平成12年７月	沖電気工業㈱の半導体用フォトマスク製造部門を譲り受ける。
平成14年５月	半導体新基板材料３Ｃ－Ｓｉｃ製造販売を新会社HOYAアドバンストセミコンダクタテクノロジーズ㈱にて開始。
８月	大日本印刷㈱と次世代半導体用マスクブランクスの技術アライアンス締結。
平成15年１月	名古屋証券取引所の市場第一部上場廃止。
３月	子会社のＨＯＹＡクリスタル㈱、ＨＯＹＡクリスタルショップ㈱を吸収合併（現クリスタルカンパニー）。
６月	委員会等設置会社へ移行。
７月	グローバルベースでの財務マネジメント機能を、欧州エリア持株会社へ移管。
平成16年２月	子会社のＨＯＹＡオプティクス㈱を吸収合併。
３月	日本板硝子㈱のＨＤＤ用ガラスディスク事業を譲り受ける。
10月	米国預託証券（ＡＤＲ）プログラム　Level－１を開設。

3【事業の内容】

当社グループは、当社及び関係会社63社（平成17年3月31日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分がメーカー、百貨店・専門店等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。情報・通信分野、アイケア分野を中心とした事業部門がそれぞれの事業責任のもとに、HOYA株式会社グローバル本社の立案した経営戦略を遂行しております。また、地域別には、北米・欧州・アジア各地域の地域本社が、国・地域とのリレーションの強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。なおグローバルベースでの財務マネジメント機能は、欧州地域本社に置いております。

事業領域別の当社及び関係会社（北米及びアジアの地域本社2社を除く）の位置づけは次のとおりであります。

なお、事業区分（部門）は事業の種類別セグメントと同一であります。

分野	事業区分(部門)	主要製品及び役務	会社名
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶パネル用部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品	当社ブランクス事業部、マスク事業部 MD事業部、オプティクス事業部等 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE.LTD. HOYA GLASS DISK (THAILAND) LTD. その他12社
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス	HOYA PHOTONICS, INC. HOYAフォトニクス㈱ HOYA CANDEO OPTRONICS㈱　その他１社
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器	当社ビジョンケアカンパニー、 HOYA HOLDINGS, N.V.(欧州地域本社) HOYA LENS DEUTSCHLAND GMBH. HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. その他27社
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ	当社メディカル事業部 HOYAヘルスケア㈱ HOYA MEDICAL SINGAPORE PTE LTD.
生活文化	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー HOYA CRYSTAL, INC.
	サービス	情報システムの構築、人材派遣、業務請負	HOYAサービス㈱、ウェルフェア㈱ その他５社

事業の系統図は次のとおりであります。



ホトニクス事業
(連結会社)
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
ブランクス事業部・マスク事業部
MD事業部・オプティクス事業部等
当社
ビジョンケア事業
ビジョンケアカンパニー
ヘルスケア事業
メディカル事業部
(連結子会社)
HOYAヘルスケア㈱
クリスタル事業
クリスタルカンパニー
当社
サービス事業
(連結子会社)
HOYAサービス㈱
ウェルフェア㈱
(関連会社)
ツーコインズ㈱
サービス
製品・半製品・外注加工
製品・半製品
製品
製品
製品・半製品・材料
〈北米地域〉
(連結子会社:地域本社)
HOYA HOLDINGS, INC.
(連結子会社)
HOYA CORPORATION USA
RADIANT IMAGES, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
HOYA CRYSTAL, INC.
〈欧州地域〉
(連結子会社:地域本社、ビジョンケア製品の製造販売統括)
HOYA HOLDINGS N.V.
(連結子会社)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND N.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
〈アジア地域〉
(連結子会社:地域本社)
HOYA HOLDINGS ASIA PACIFIC PTE. LTD.
(連結子会社)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK(THAILAND)LTD.
HOYA OPTICS(THAILAND)LTD.
HOYA OPTICAL ASIA CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
台湾豪雅光電股份有限公司
HOYA GLASS DISK PHILIPPINES.INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
台湾保谷眼鏡股份有限公司
HOYA LENS PHILIPPINES,INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
〈日本〉
(連結子会社)
HOYA CANDEO OPTRONICS㈱
HOYAフォトニクス㈱
HOYAアドバンスト セミコンダクタ テクノロジーズ㈱
(関連会社)
NHテクノグラス㈱※、その他3社
製品
製品
製品
製品
サービス
製品
得意先

※ 持分法適用会社

4【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
(連結子会社)									
HOYA CANDEO OPTRONICS㈱	埼玉県戸田市	百万円 490	ホトニクス	100.0	−	当社エレクトロニクス製品の製造	2	1	−
HOYAアドバンストセミコンダクタテクノロジーズ㈱	神奈川県相模原市	百万円 490	エレクトロオプティクス	96.1	−	当社エレクトロニクス製品の研究開発、製造	1	1	設備資金の貸付
HOYAフォトニクス㈱	東京都港区	百万円 250	ホトニクス	100 (100)	−	−	1	1	−
HOYAヘルスケア㈱ ※	東京都新宿区	百万円 810	ヘルスケア	100	−	当社ヘルスケア製品の販売	1	2	−
HOYAサービス㈱	東京都新宿区	百万円 400	サービス	100	−	当社グループ情報処理の受託、人材派遣	1	1	−
ウエルフェア㈱	東京都新宿区	百万円 50	〃	100	−	当社グループ福利厚生業務の受託	−	3	−
HOYA HOLDINGS ASIA PACIFIC PTE LTD. ※	Cecil Street, SINGAPORE	千シンガポールドル 80,702	全社(アジア・オセアニア地域の地域本社)	100 (100)	−	−	1	2	−
HOYA MAGNETICS SINGAPORE PTE LTD. ※	Tuas Link, SINGAPORE	千シンガポールドル 34,020	エレクトロオプティクス	100 (100)	−	当社ガラスディスクの製造	−	4	−
HOYA GLASS DISK (THAILAND) LTD. ※	Lumphun, THAILAND	千タイバーツ 1,220,000	〃	100 (100)	−	〃	−	3	−
HOYA GLASS DISK PHILIPPINES, INC. ※	Laguna, PHILIPPINES	千フィリピンペソ 548,800	〃	100	−	〃	−	4	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA GLASS DISK MALAYSIA SDN. BHD. ※	Kulim Kedah, MALAYSIA	千リンギット 126,161	エレクトロオプティクス	100	－	－	－	4	－
HOYA GLASS DISK VIETNAM LTD. ※	Hanoi, VIETNAM	千米ドル 14,500	〃	100 (100)	－	－	－	4	－
HOYA OPTICS (THAILAND) LTD. ※	Lumphun, THAILAND	千タイバーツ 357,000	〃	100 (100)	－	当社オプティクス製品の製造	－	4	－
台湾豪雅光電股份有限公司※	台湾　新竹科学工業区	千新台湾ドル 1,467,000	〃	100	－	当社エレクトロニクス製品の製造	－	3	－
HOYA OPTICAL (ASIA) CO., LTD	Kowloon HONG KONG	千ホンコンドル 1,000	〃	100 (100)	－	当社オプティクス製品の製造	－	3	－
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. ※	中華人民共和国　江蘇省蘇州市	千中国レンミンビ 215,199	〃	100	－	〃	－	3	－
HOYA OPTO-ELECTRONICS QINGDAO LTD※	中華人民共和国　山東省青島市	千中国レンミンビ 62,077	〃	100	－	当社エレクトロニクス製品の製造	－	3	－
HOYA MICROELECTRONICS (SUZHOU) LTD.	中華人民共和国　江蘇省蘇州市	千中国レンミンビ 7,531	〃	100	－	〃	－	3	－
HOYA ELECTRONICS KOREA CO., LTD. ※	大韓民国京畿道	千ウォン 10,000,000	〃	100	－	－	－	3	－
HOYA LENS THAILAND LTD. ※	Patumthani, THAILAND	千タイバーツ 1,110,000	ビジョンケア	100 (100)	－	当社ビジョンケア製品の製造	－	3	－
HOYA LENS GUANGZHOU LTD. ※	中華人民共和国　広東省広州市	千中国レンミンビ 83,145	〃	95 (95)	－	〃	－	4	運転資金の貸付

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS SHANGHAI LTD.	中華人民共和国 上海市	千中国レンミンビ 41,386	ビジョンケア	100 (100)	−	当社ビジョンケア製品の製造	−	6	−
台湾保谷眼鏡股份有限公司	台湾 新竹県	千新台湾ドル 76,000	〃	100 (100)	−	〃	−	4	−
HOYA LENS(S) PTE. LTD.	Outram Road, SINGAPORE	千シンガポールドル 5,406	〃	100 (100)	−	当社ビジョンケア製品の販売	−	2	−
HOYA LENS AUSTRALIA PTY. LTD. ※	New South Wales, AUSTRALIA	千オーストラリアドル 16,000	〃	100 (100)	−	当社ビジョンケア製品の製造	−	2	−
HOYA LENS HONG KONG LTD.	Shatin, N.T. HONG KONG	千ホンコンドル 27,000	〃	100 (100)	−	〃	−	2	−
HOYA LENS KOREA CO., LTD.	Seoul, KOREA	千ウォン 4,000,000	〃	100 (100)	−	〃	−	3	−
HOYA LENS PHILIPPINES, INC.	Makati City, PHILIPPINES	千フィリピンペソ 30,000	〃	100 (100)	−	当社ビジョンケア製品の販売	−	3	−
MALAYSIAN HOYA LENS SDN. BHD.	Kuala Lumpur, MALAYSIA	千リンギット 6,999	〃	100 (100)	−	当社ビジョンケア製品の製造	−	2	−
THAI HOYA LENS LTD.	Bankok, THAILAND	千タイバーツ 2,000	〃	84 (84)	−	〃	−	3	−
THAI HOYA HOLDINGS LTD.	Pathumthani, THAILAND	千タイバーツ 100	〃	90.6 (90.6)	−	−	−	3	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA MEDICAL SINGAPORE PTE LTD	Jalan Ahmad Ibrahim, SINGAPORE	千シンガポールドル 4,014	ヘルスケア	100 (100)	−	当社ヘルスケアケア製品の製造	−	1	−
HOYA HOLDINGS N.V. ※	Uithoorn, HOLLAND	千ユーロ 9,928	ビジョンケア及び全社(欧州地域の地域本社及びグループ財務拠点)	100	−	当社ビジョンケア製品の販売	1	2	−
HOYA LENS DEUTSCHLAND GMBH. ※	Mullheim, GERMANY	千ユーロ 15,338	ビジョンケア	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS DANMARK A/S	Taastrup, DENMARK	千デンマーククローネ 500	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−
HOYA LENS U.K. LTD. ※	Wrexham, UNITED KINGDOM	千英ポンド 7,525	〃	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS ITALIA S.P.A. ※	Milano, ITALY	千ユーロ 6,884	〃	100 (100)	−	〃	−	2	−
HOYA LENS FINLAND OY	Helsinki, FINLAND	千ユーロ 925	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−
HOYA LENS NEDERLAND B.V.	Uithoorn, HOLLAND	千ユーロ 907	〃	100 (100)	−	当社ビジョンケア製品の製造	−	1	−
HOYA LENS IBERIA S.A.	Madrid, SPAIN	千ユーロ 4,808	〃	100 (100)	−	〃	−	1	−
HOYA LENS FRANCE S.A.S. ※	Velenton, FRANCE	千ユーロ 18,771	〃	100 (100)	−	〃	−	1	−
HOYA LENS POLAND SP.Z.O.O.	Warsawa, POLAND	千ゾロチ 1,500	〃	100 (100)	−	当社ビジョンケア製品の販売	−	1	−

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS BELGIUM N.V.	Kapellen, BELGIUM	千ユーロ 2,808	ビジョンケア	100 (100)	－	当社ビジョンケア製品の製造	－	1	－
HOYA LENS SWEDEN AB	Malmo, SWEDEN	千スウェーデンクローネ 4,500	〃	100 (100)	－	〃	－	1	－
HOYA LENS HUNGARY RT	Budapest, HUNGARY	千ハンガリーフォリント 654,171	〃	100 (100)	－	〃	－	1	－
HOYA MANUFACTURING HUNGARY RT※	Mateszalka, HUNGARY	千ハンガリーフォリント 979,148	〃	100 (100)	－	〃	－	1	－
HOYA CONBIO FRANCE EURL	Evry, FRANCE	千ユーロ 573	ホトニクス	100 (100)	－	－	－	－	－
HOYA HOLDINGS, INC.※	California, U.S.A.	千米ドル 5,488	全社(北米地域の地域本社)	100	－	－	2	1	運転資金の貸付
HOYA CORPORATION USA※	California, U.S.A.	千米ドル 9,500	エレクトロオプティクス	100 (100)	－	当社エレクトロオプティクス製品の販売	－	1	－
Radiant Images, INC.	Massachusetts, U.S.A.	千米ドル 834	〃	100 (100)	－	－	－	2	－
HOYA PHOTONICS, INC.※	California, U.S.A.	千米ドル 30,852	ホトニクス	100 (100)	－	－	1	－	－
HOYA LENS OF AMERICA, INC.※	Conneticut, U.S.A.	千米ドル 12,500	ビジョンケア	100 (100)	－	当社ビジョンケア製品の製造	－	1	－
EAGLE OPTICS, INC.	Georgia, U.S.A.	千米ドル 0	〃	100 (100)	－	〃	－	1	－

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS OF CHICAGO, INC.	Illinois, U.S.A.	千米ドル 3,500	ビジョンケア	100	−	当社ビジョンケア製品の製造	−	−	設備資金の貸付
HOYA LENS OF NEW ORLEANS, INC.	Louisiana, U.S.A.	千米ドル 1,000	〃	100 (100)	−	〃	−	1	−
HOYA LENS CANADA, INC.	Ontario, CANADA	千カナダドル 270	〃	100 (100)	−	〃	−	−	−
HOYA LENS MEXICO S.A. DE C.V.	Roma Sur, MEXICO	千メキシコヌエボペソ 946	〃	100 (100)	−	〃	−	−	−
HOYA CRYSTAL, INC.	New York, U.S.A	千米ドル 4,233	クリスタル	100 (100)	−	当社クリスタル製品の販売	−	2	−
(持分法適用関連会社) NHテクノグラス㈱	神奈川県横浜市	百万円 3,000	エレクトロオプティクス	50	−	−	1	1	−

(注) 1. 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
2. ※の会社は、特定子会社であります。
3. 有価証券届出書又は有価証券報告書を提出している会社はありません。
4. 「議決権の所有(被所有)割合」欄の(内書)は間接所有であります。

5 【従業員の状況】

(1) 連結会社の状況

平成17年３月31日現在

事業の種類別セグメントの名称	従業員数（名）
エレクトロオプティクス	13,462
ホトニクス	226
ビジョンケア	6,464
ヘルスケア	601
クリスタル	168
サービス	256
全社（共通）	57
合計	21,234

（注）１．従業員数は就業人員であります。

２．全社（共通）には、グローバル本社及び海外の地域本社に所属している従業員数を記載しております。

３．従業員数が前期末に対し、3,142名増加しましたのは、主にエレクトロオプティクス部門のタイ・中国等における製造拠点の拡大によるものであります。

(2) 提出会社の状況

平成17年３月31日現在

従業員数（名）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（円）
3,173	40.8	13.6	7,819,382

（注）１．従業員数は就業人員であります。

２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社グループ各社と労働組合との労使関係は、相互理解と信頼のもとに建設的な労使協議会を通じて、積極的に生産性向上運動を推進しております。

第２【事業の状況】

当社グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の記載金額には消費税及び地方消費税は含まれておりません。

１【業績等の概要】

(1) 業績

当連結会計年度は、デジタル家電の活況にけん引され、製造業を中心に景気の回復傾向が見えてまいりました。国内市場でも、記録的な猛暑や、アテネ五輪の効果で好調だったデジタル家電販売をけん引役として個人消費にも明るさが戻ってまいりました。反面、期の後半にかけては、旺盛な需要に対応して拡張された生産能力と需要量にアンバランスが生じ、製品によっては生産調整が行われました。同時に一部製品の価格の低下を招き、収益を圧迫するなど、景気の先行きに不透明感も出てまいりました。

このような状況下における当社グループの「事業の種類別セグメント（部門別）」の業績は次の通りであります。

情報・通信分野

①エレクトロオプティクス部門

半導体製造用のマスクブランクスは、半導体市場の高精度製品の堅調な伸びに呼応し、当社も位相シフトマスク用ブランクス等の高精度製品の需要が好調で、前連結会計年度に比べて売上は増加しました。

半導体製造用のフォトマスクは、高精度品及び次世代向け開発品の受注の増加により前連結会計年度に比べて売上は増加しました。液晶用大型マスクは、市場では液晶パネルの価格低下が起きておりますが、パネルメーカーでは新しい世代の量産ラインの稼動が開始し、新製品の開発にも意欲的で、当社製品も活発な受注が続き、前連結会計年度に比べて売上は増加しました。

ＨＤＤ（ハードディスク装置）用ガラスディスクは、従来からのパソコン向けに加えて、携帯音楽プレイヤー等の用途の拡がりにより需要が好調に拡大し、売上は前連結会計年度に比べて大幅に増加しました。前連結会計年度の第４四半期に日本板硝子㈱よりガラスディスクの事業を譲り受けたことも増収に寄与しました。

光学製品は、上半期は市場でデジタルカメラを中心とした光学機器製品の売上は伸びを続け、当社の非球面モールドレンズ等の光学レンズも好調に推移しました。期の後半から市場の動きが減速し在庫調整が起こり、受注が低迷しましたが、通期では前連結会計年度に比べて売上は増加しました。

この結果、当部門の売上高は、前連結会計年度に比べ22.6％増の1,656億６千４百万円、営業利益は、前連結会計年度に比べ40.1％増の632億９千万円となりました。

②ホトニクス部門

前連結会計年度末までエレクトロオプティクス部門として売上計上しておりましたHOYA CANDEO OPTRONICS㈱を当連結会計年度より当部門に移管しましたため、売上は前連結会計年度に比べて大きく増加しました。なお同社は、前連結会計年度の第１四半期末に持分法適用会社から連結の範囲に含めております。

この結果、当部門の売上高は、前連結会計年度に比べ161.2％増の107億４千９百万円、営業利益は、８億９千２百万円となりました。

アイケア分野

①ビジョンケア部門

メガネレンズの国内市場は、長く続いた低迷状態も底を打った感があり、緩やかな回復傾向が続いております。当社では、低価格帯では依然厳しい価格競争があるものの、累進レンズ、高機能コーティング等の高付加価値製品の販売を拡大し、売上は前連結会計年度に比べ増加しました。

海外市場ではアジア・太平洋地域においては製品の高付加価値化を進めて好調に推移しました。欧米でも引き続き高付加価値化を強力に推し進めておりますが、欧州最大市場であるドイツで、前連結会計年度に健康保険システムの改定による特需があった反動で当連結会計年度は売上が低迷し、海外市場合計の売上は前連結会計年度に比べて減少しました。

この結果、当部門の売上高は、前連結会計年度に比べ3.3％減の949億７千１百万円、営業利益は、前連結会計年度に比べ2.4％減の170億７千８百万円となりました。

②ヘルスケア部門

コンタクトレンズは、市場で安売り店による価格競争が続く中、当社では、新規出店及び既存店舗のスクラップ・アンド・ビルドの継続と、専門知識を活かした接客サービスにより集客力を向上させ、遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前連結会計年度に比べて売上は増加しました。

眼内レンズ(IOL)は、軟性（ソフト）眼内レンズが国内外で好調に推移し、前連結会計年度に比べ売上は増加しました。

この結果、当部門の売上高は、前連結会計年度に比べ10.7％増の314億９百万円、営業利益は、前連結会計年度に比べ13.9％増の71億４千１百万円となりました。

生活文化分野

①クリスタル部門

クリスタルは、市場では法人需要が依然として低迷しているため、事業の再構築を行い規模を縮小しており、売上は前連結会計年度に比べて減少しました。

この結果、当部門の売上高は、前連結会計年度に比べ15.0％減の36億７千２百万円、営業損失が４億２千万円となりました。

②サービス部門

当部門の売上高は、前連結会計年度に比べ26.4％増の17億６百万円、営業利益は６億７千３百万円となりました。

また、当社グループの「所在地別セグメント」の業績は次のとおりであります。

①日本

情報・通信分野で高精度製品の受注が拡大し、主力の工場はフル生産を続け増益となりました。アイケア分野では、メガネレンズの一部は低価格化傾向に悩まされましたが、高付加価値製品の販売強化で収益を確保し、ヘルスケア部門も高付加価値製品の販売を継続しました。

この結果、売上高は、前連結会計年度に比べ、22.6％増の2,309億４千５百万円、営業利益は、前連結会計年度に比べ、21.3％増の455億８千１百万円となりました。

②北米

メガネレンズは、高付加価値製品を強化しましたが、ドル安による為替の影響を受け、前連結会計年度に比べ売上が減少しました。

この結果、売上高は、前連結会計年度に比べ、7.1％減の307億７千５百万円となり、営業利益は、前連結会計年度に比べ、96.6％減の６千２百万円となりました。

③欧州

メガネレンズは、高付加価値化を強力に推し進めましたが、最大市場であるドイツで前連結会計年度の特需があった反動により、売上は前連結会計年度に比べて減少しました。

この結果、売上高は、前連結会計年度に比べ、9.8％減の338億３百万円、営業利益は、前連結会計年度に比べ、35.2％減の58億６千３百万円となりました。

④アジア

円高による為替の影響を受けましたが、メガネレンズは高付加価値製品への移行を進め増収増益となりました。また、エレクトロオプティクス部門での主力の生産拠点においてフル稼働が続き、大幅な増益となりました。

この結果、売上高は、前連結会計年度に比べ、2.0％増の126億４千７百万円、営業利益は、前連結会計年度に比べ、75.3％増の313億９千３百万円となりました。

以上の結果、当社グループの連結売上高は、前連結会計年度に比べ、13.5％増の3,081億７千２百万円となり、国内売上高は12.2％増の1,664億１千４百万円、海外売上高は15.1％増の1,417億５千８百万円となりました。
利益面では、営業利益が、前連結会計年度に比べ、24.6％増の849億２千万円、経常利益は34.5％増の895億２千５百万円となりました。また、当連結会計年度の当期純利益は、前連結会計年度に比べて62.2％増の641億３千５百万円となりました。１株当たり当期純利益は、227円88銭増の578円84銭となりました。売上高と併せて、いずれも通期の業績として過去最高を更新しました。

(2) キャッシュ・フローの状況
当連結会計年度における営業活動によるキャッシュ・フローは、上記（１）に記載した業績に基づき、税金等調整前当期純利益は834億６千６百万円（前連結会計年度比279億７千万円増）と、減価償却費216億６千万円（前連結会計年度比16億７千２百万円増）を主体とした収入から、売上債権の増加額53億９千３百万円（前連結会計年度比３億９千７百万円増）とたな卸資産の増加額25億２千５百万円（前連結会計年度比27億４千７百万円増）、法人税等の支払額235億８千７百万円（前連結会計年度比167億７百万円支出増）などの支出を減算した結果、760億円（前連結会計年度比27億４千３百万円収入減）の純収入となりました。
当連結会計年度における投資活動によるキャッシュ・フローは、エレクトロオプティクス部門の次期製品対応投資を中心とした有形固定資産の取得による支出333億９千３百万円（前連結会計年度比101億８千２百万円支出増）を主体に、355億２千４百万円（前連結会計年度比71億８千６百万円支出増）の純支出となりました。
当連結会計年度における財務活動によるキャッシュ・フローは、配当金支出122億４千５百万円（前連結会計年度比38億１千２百万円支出増）を主因として、116億９千２百万円の純支出となりました。前期は自己株式の取得による支出が大きく、純支出が428億５千３百万円であったため、前連結会計年度に比べて311億６千１百万円の減少となりました。
以上の結果、現金及び現金同等物の残高は、前連結会計年度に比べ324億４千９百万円増加し、1,128億７千４百万円となりました。

2.【生産、受注及び販売の状況】

(1) 生産実績

事業の種類別セグメントの名称	生産高（百万円）	前年同期比（%）
エレクトロオプティクス	166,989	124.1
ホトニクス	11,393	272.3
ビジョンケア	92,215	96.9
ヘルスケア	2,032	55.6
クリスタル	3,058	112.2
合計	275,690	114.7

(注) 1．金額は、販売価格によっており、セグメント間の内部振替前の数値によっております。
2．HOYA CANDEO OPTRONICS㈱は、当連結会計年度よりエレクトロオプティクス部門からホトニクス部門へ移管しております。前連結会計年度も同様と仮定した場合のホトニクス部門の前年同期比は123.7%であります。

(2) 受注実績

事業の種類別セグメントの名称	受注高（百万円）	前年同期比（%）	受注残高(百万円)	前年同期比（%）
エレクトロオプティクス	144,684	129.9	5,030	125.5
ホトニクス	10,629	257.7	1,332	825.7
ビジョンケア	19,579	107.6	306	92.4
合計	174,893	130.8	6,669	148.1

(注) HOYA CANDEO OPTRONICS㈱は、当連結会計年度よりエレクトロオプティクス部門からホトニクス部門へ移管しております。前連結会計年度も同様と仮定した場合のホトニクス部門の前年同期比は受注高が131.5%、受注残高が79.0%であります。

(3) 販売実績

事業の種類別セグメントの名称	販売高（百万円）	前年同期比（%）
エレクトロオプティクス	165,664	122.6
ホトニクス	10,749	261.2
ビジョンケア	94,971	96.7
ヘルスケア	31,409	110.7
クリスタル	3,672	85.0
サービス	1,706	126.4
合計	308,172	113.5

(注) 1．セグメント間の取引については、相殺消去しております。
2．HOYA CANDEO OPTRONICS㈱は、当連結会計年度よりエレクトロオプティクス部門からホトニクス部門へ移管しております。前連結会計年度も同様と仮定した場合のホトニクス部門の前年同期比は133.1%であります。

3【対処すべき課題】

当社グループは、企業価値の最大化を重点方針に掲げ、世界市場においてトップシェアを獲得すべく、グローバルにグループ経営を推し進めております。多岐にわたる事業運営において、経営資源の最適な組み合わせにより、競争力を最大限に引き出し、業績向上に取り組んでまいります。

当社グループにおける課題は以下のとおりです

(1) 市場変化への柔軟な対応と効率的な経営資源の活用

当社グループの事業領域は多岐にわたっておりますが、市場の動向にすばやく柔軟に対応していくために、顧客のニーズを的確に把握し、競合に先んじた戦略を立案してまいります。当社グループの経営資源を適切に配分し、設備投資、事業提携、M＆A、事業の撤退・縮小といった判断をタイムリーに行なってまいります。

(2) 新たな事業・技術の創出

企業収益を確保し、成長し続けるためには、既存事業の伸長はもとより、他社に真似の出来ない技術を開発し、新たな事業を創出していくことにより、従来とは異なる成長分野を生み出すことが重要な課題と認識しております。

世界に通用する技術や競争優位性の高い製品の開発、新規事業の開拓・創造、そして次代を担う人材の獲得・育成にさらに力を注いでまいります。

4【事業等のリスク】

有価証券報告書に記載した事業の状況、経理の状況等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。

なお、文中の将来に関する事項は、有価証券報告書提出日現在において当社グループが判断したものであります。

(1) 為替レートの変動について

当社グループでは、事業をグローバルに展開しておりますが、主要生産国の為替レートの上昇は、輸出価格の上昇を招き、連結ベースでコストの上昇をもたらす可能性があります。主要販売国の為替レートの下落は、売上高の減少を起こすおそれがあります。

(2) 国際情勢の影響について

現在、世界の一部地域においては緊迫した情勢が続いておりますが、今後、ある地域でヒト・モノ・カネの動きが異常に抑制された場合、また当社グループが事業を行なっている国々で、政治・経済または法環境の変化、労働力の不足、ストライキ、天災地変等の予期せぬ事象が起きた場合には、事業の遂行に問題が生じる可能性があります。

(3) 生産財のビジネスである点について

当社の収益の大きな部分を占めるエレクトロオプティクスの製品群は、その全てが中間生産材・部材であり、当社製品を使用して製造される半導体、液晶パネルあるいはＨＤＤのように製品、さらにそれらを使用して製造されるパソコンやデジタル家電製品等の景況によって伸長が大きく左右されます。

(4) 消費財分野におけるディスカウンターの出現と価格低下について

近年、消費財の市場では、従来になかった安売り店が出現し、価格低下を引き起こしています。これら安売り店の影響が、当社が進めておりますコストダウンと高付加価値戦略で吸収しきれないほど進むと、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(5) 新製品開発力について

当社グループが属する業界は技術的な進歩が急速で、当社では絶えず最先端の技術を開発するよう努めておりますが、当社グループが業界と市場の変化を充分に予測できず、顧客のニーズにあった新製品をタイムリーに開発できない場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(6) 競合について

当社グループは、多くの製品で業界トップシェアを有しておりますが、絶えず厳しい競争にさらされております。当社グループが、将来においてもその圧倒的なシェアを保持し続け、有効に競争できるという保証はなく、価格面での圧力または有効に競争できないことによる顧客離れは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(7) 生産能力について

現在当社グループは複数の分野で生産能力を上回る受注に応えるべく生産能力を増強しておりますが、なんらかの要因により立ち上げが遅れるようなことがあれば、当社の業績への影響のみならず、得意先の生産・販売計画に影響を与え、競合他社のシェア拡大等のおそれがあり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(8) 新規事業について

将来の成長のために新規事業は重要ですが、有望な新規事業のメドがつかない場合は当社グループの成長が計画どおり進まないおそれがあります。また、事業戦略の一環として企業買収等を行なうことがありますが、買収後に予期せぬ障害が出てきて予定外の時間と費用がかかり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5【経営上の重要な契約等】

該当事項はありません。

6【研究開発活動】

当社グループにおける研究開発活動は、主として当社の二つの部門が担当しており、当連結会計年度における主たる事業の種類別セグメントの研究開発活動は次のとおりであります。

なお、当社グループの当連結会計年度における研究開発費の総額は、10,957百万円であります。

エレクトロオプティクス事業

（1）研究開発の目的

既存事業領域における新製品・新技術の開発及び新たな成長を担う新事業開発のための新製品・新技術の開発を進めております。

（2）研究開発の主要課題

既存事業分野では、次世代リソグラフィー技術の開発、メモリーディスクの垂直磁気記録技術の開発、モールドレンズの生産技術改良の開発を課題としております。また新規事業創出を目的とする研究開発では、次世代半導体材料である炭化シリコン単結晶基板及びこれを用いたデバイス、高速通信用の高密度実装基板、光通信用の集積化モジュールの開発等を課題としております。

（3）研究開発の成果

次世代リソグラフィー技術の分野では、低欠陥EUV高反射マスクとEBリソグラフィーマスクを開発し描画技術研究開発用のブランクス及びマスクの供給を進めております。メモリーディスクでは、業界技術ロードマップに従い、垂直磁気記録媒体技術の開発を進め、まもなく始まる垂直磁気記録技術の本格化に備えております。モールドレンズでは、ガラス材料の光学的特性と成形の多様化を進め、発展するデジタルイメージングの技術の要望に応えるとともに、生産性のさらなる向上のため、モールド成型技術の改良を継続しております。

炭化シリコン単結晶基板は単結晶基板に続き、エピタキシャル基板の出荷を開始しました。またこれを用いた実証用のパワーデバイスの開発を進めております。この実証により本格的な炭化シリコンパワーデバイスの時代が来るものと期待しております。高密度実装基板は、高速通信デバイスの実装用としてユーザーとの共同開発を進めております。光通信用モジュールは一層の低損失性能向上を実現しました。FTTHの拡大により光通信業界は回復の兆しが一部で見えてきました。今後の市場回復を期待してモジュールの用途拡大に向けさらに開発を進めております。

（4）研究開発体制

既存事業領域では各事業部門の開発センターもしくは技術開発部が、顧客に直結して研究開発を進めております。一方、新事業開発のための研究開発は事業開発部門が担い、マイルストーンを設けた有期の開発プロジェクトとして実行することで、開発の効率化をはかると共に、予見不能な開発リスクに対応しております。また、自社のリソースを越えて幅広く最先端技術を獲得するため、ベンチャー企業への投資や買収を積極的に行なっております。

なお、当部門の当連結会計年度における研究開発費は、7,797百万円であります。

ビジョンケア事業

（1）研究開発の目的

ビジョンケアカンパニーでは、世界中のお客様のVision Careの満足度を高めるため、次のような研究開発の目的をかかげております。

①眼鏡レンズ用新素材の開発

②眼鏡レンズ用表面処理技術の開発

③新しい設計思想に基づいたレンズの開発（累進レンズ・非球面レンズ）

・④機能レンズの開発

（2）研究の主要課題

眼鏡レンズに要求される光学的に高い性能を持ち、より薄く軽く安全性に富む素材の開発、即ち新しいプラスチックレンズ材料の開発が主要課題であります。これに合わせ素材の持つ性能をさらに高いレベルで眼鏡レンズの性能に結びつけられる表面処理技術の開発、さらに機能的によりすぐれた新しいタイプのレンズ、特に累進レンズを設計開発することが、レンズ開発において最も重要なテーマであります。

また、機能を訴求する眼鏡レンズとして、偏光や調光、ＵＶカット機能等特殊フィルターの眼鏡レンズの開発も課題としております。

（3）研究開発の成果

昨年秋の屈折率１．６７ＥＹＮＯＡ素材による非球面設計のＮｕｌｕｘ１．６７発売に続き、両面複合累進レンズＨＯＹＡＬＵＸ ｉＤ１．６７を発売いたしました。引き続き本年４月に累進レンズＳｕｍｍｉｔ　Ｐｒｏ１．６７、Ｓｕｍｍｉｔ　ＣＤ１．６７を発売し、ＥＹＮＯＡ素材の商品ラインナップを充実させていく予定です。

機能レンズでは、既に発売中の発消色速度などの優れた調光レンズＳｕｎＴｅｃｈの屈折率１．６素材アイテムの拡大の他、屈折率１．６７素材、Ｐｈｏｅｎｉｘ素材など他素材への展開を図っています。

さらにＨｉｌｕｘ１．６７、屈折率１．６偏光レンズ、Ｐｈｏｅｎｉｘ素材の新規Ｔｒａｎｓｉｔｉｏｎｓ調光レンズなど、海外各地域のニーズに合わせて商品開発も進めています。

（4）研究開発の体制

研究開発体制をより充実するものとするため、昨年夏に発足しました新体制のもと、日本を拠点に海外の生産技術部門との連携による、国内外の技術情報の共有化、統合化をより強力に進め、競争力の源泉となる技術で世界展開を図っていきます。顧客満足度を高めるため、商品の高付加価値化、低コスト、商品開発の早期現実を目指し、さらに製品開発から生産技術開発、製造開発に至る一連の研究開発体制を充実させていきます。

なお、当部門の当連結会計年度における研究開発費は、1,523百万円であります。

7【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

１．経営成績

(1) 売上高の状況

2005年３月期の連結売上高は、前期に比べて13.5％増の3,081億７千２百万円となりました。主要部門別にみると「情報・通信」分野のエレクトロオプティクス部門が前期比22.6％の増収、「アイケア」分野のビジョンケア部門が前期比3.3％の減収、ヘルスケア部門が前期比10.7％増収となりました。

顧客の地域別売上高の内訳をみると、国内が1,664億１千４百万円と前期に比べて12.2％増加し、海外は1,417億５千８百万円と前期に比べて15.1％増加しました。これにより、国内外の売上構成比は、国内が54.0％、海外が46.0％となりました。前期は国内が54.6％、海外が45.4％でしたので、わずかではありますが、引き続き海外売上高の構成比が増加しました。

当社では、在外子会社の現地通貨による財務諸表を、当期の平均為替レートで円に換算した場合と、前期の平均為替レートで換算した場合とを比較することにより、当期の業績における為替の影響を算出しています。当期の平均為替レートは、米ドルが前期比4.6％円高の107円60銭、ユーロが前期比2.3％円安の135円73銭、タイ・バーツが前期比3.2％円高の２円68銭でした。米ドルとタイ・バーツに対して円高でしたので、米国及びタイにあるグループ各社の業績は前期レートでの換算より目減りすることになります。逆にユーロについては円安でしたので、円に換算した場合ヨーロッパにあるグループ各社の業績は膨らむことになります。米ドルとタイ・バーツについて円高が進んだ結果、グループ全体の為替への影響額は、売上高で６億９千２百万円、当期純利益で９億６千５百万円と、ともにマイナスとなりました。

(2) 利益の状況

売上高の増加に伴い、売上原価は前期に比べて10.8％増加し1,580億２千３百万円となりました。売上高の伸び率13.5％に比べ、売上原価の伸び率が低かったため、売上総利益率は、48.7％となり、前期の47.4％より1.3ポイント上昇しております。販売費及び一般管理費も売上高の増加に伴い、652億２千８百万円と前期に比べて7.6％増加しましたが、売上高の伸び率を下回り、売上高に対する比率は、21.1％と、前期の22.3％より1.2ポイント低下しております。

この結果、営業利益は前期に比べて24.6％増加し849億２千万円となり、営業利益率は、前期を2.5ポイント上回る27.6％となりました。四半期毎の営業利益率の推移は、第１四半期が28.1％、第２四半期が29.4％、第３四半期が27.8％、第４四半期が24.9％となりました。

経常利益は、持分法による投資利益が前期に比べて20億８百万円増加したことや、為替差損益が前期の29億円の損失から８億７千５百万円の利益に変わったことなど、営業外損益が前期に比べ62億１千８百万円改善したため、前期比34.5％増の895億２千５百万円となりました。

当期純利益は前期に比べて62.2％増加し、641億３千５百万円となりました。経常利益に比べて伸び率が高いのは、特別損益が大幅に改善したためであります。前期は営業権償却33億円、減損損失20億４千万円などにより特別損益は110億５千８百万円の損失超過でしたが、当期は工場閉鎖に伴う跡地処理のための環境整備費19億８千万円及び機構改革に伴う工場閉鎖損失12億６千３百万円などがあったものの、60億６千万円の損失超過にとどまっております。

１株当たり当期純利益は前期の350円96銭から227円88銭増加し、578円84銭となりました。

売上高、営業利益、経常利益及び当期純利益は、いずれも通期の業績として過去最高を記録しました。

総資本当期純利益率（ROA）は、20.0％と前期に比べて6.0ポイント向上、株主資本当期純利益率（ROE）は、25.8％と前期に比べて8.0ポイント向上しました。また当期の１株当たり年間配当金は、前期の100円に比べ50円増配し、150円となりました。

２．財政状態

資産の部については、現金及び預金が前期に比べて40.3%増加し1,128億７千４百万円、受取手形及び売掛金が9.4％増加し736億１千９百万円となりました。これらが大きな要因となり、流動資産は前期に比べて20.5％増加し2,328億７千１百万円となりました。有形固定資産が21.5％増の951億５千８百万円、投資その他の資産が30.0％増の176億４千万円となったため、固定資産は前期に比べ22.6％増加の1,182億８千８百万円となりました。総資産は3,514億８千２百万円で、前期に比べて21.2％増加しました。

負債の部については、支払手形及び買掛金が前期に比べて5.1％減少し244億５千２百万円、未払法人税等が30.4％減少し100億２千２百万円となりましたが、その他の科目の増加により流動負債は707億９千２百万円と前期に比べ3.7％の増加となりました。固定負債は前期に比べ1.9％増加し19億７千万円となりました。負債合計は、727億６千２百万円と前期に比べて3.7％増加しました。

資本の部については、利益剰余金が当期純利益641億３千５百万円による増加に対し、配当金122億４千１百万円、自己株式消却額307億２百万円ほかにより430億５千６百万円減少した結果、2,682億５千５百万円と前期に比べて210億８千万円、8.5％増加したことに加え、資本控除項目である為替換算調整勘定が61億３千８百万円減少、自己株式が316億２千６百万円減少しました。その結果、資本合計は前期に比べ26.9％増加し2,778億８千９百万円となりました。株主資本比率は79.1％となり、前期の75.5％から3.6ポイント上昇しました。

第3【設備の状況】

1【設備投資等の概要】

当連結会計年度の設備投資額（有形固定資産のほか無形固定資産を含む。）は401億7千5百万円となり、所要資金はすべて自己資金にて賄っております。

なお、当連結会計年度における設備投資は、将来の市場を見据え、高い競争力を発揮することが出来るように事業構造改革投資および次世代製品開発のための投資に特化いたしました。

主要な事業の種類別セグメントの設備投資額は次のとおりであります。

(1) エレクトロオプティクス事業

次世代製品開発のための設備投資のほか、主としてブランクス、マスク製造設備の増設を行い、設備投資額は319億6千2百万円となりました。

(2) ビジョンケア事業

主として在外子会社での製造設備の増設を行い、設備投資額は67億8千6百万円となりました。

2【主要な設備の状況】

(1) 提出会社

平成17年3月31日現在

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
			建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
本社（東京都新宿区）	全社	オフィスビル	636	4	405 (1)	72	1,118	46
長坂工場・八王子工場・熊本工場（山梨県北杜市・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品の製造設備	3,627	11,605 [611]	1,623 (196) [2]	1,206	18,063 [611]	663
昭島工場（東京都昭島市）	〃	エレクトロオプティクス製品の製造設備	1,412	1,535	101 (44)	4,648 [9]	7,698 [9]	197
長野工場（長野県下伊那郡高森町）	〃	〃	315	1,019	500 (24)	72 [7]	1,908 [7]	87
レンズテクノロジーセンター（東京都あきる野市）	ビジョンケア	ビジョンケア製品の研究開発施設	907	507	399 (32)	221 [17]	2,034 [17]	205
水口ラボ（滋賀県甲賀市水口町）	〃	ビジョンケア製品の製造設備	883	1,465	599 (28)	123 [0]	3,071 [0]	131
児玉工場（埼玉県児玉郡児玉町）	ヘルスケア	ヘルスケア製品の製造設備	330	570	667 (26)	53 [8]	1,622 [8]	103

(2) 国内子会社

平成17年3月31日現在

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
				建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
HOYAヘルスケア㈱	新宿店ほか（東京都新宿区ほか）	ヘルスケア	販売店舗	754	－	－	220 [43]	975 [43]	397

(3) 在外子会社

平成17年３月31日現在

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
HOYA GLASS DISK (THAILAND) LTD.	タイ工場 (Lumphun, THAILAND)	エレクトロオプティクス	エレクトロニクス製品の製造設備	2,746	2,747	362 (99)	369	6,225	4,290
HOYA MAGNETICS SINGAPORE PTE LTD.	シンガポール工場 (Tuas Link, SINGAPORE)	〃	〃	239	6,076	－	2	6,319	496
HOYA OPTICS (THAILAND) LTD.	タイ工場 (Lumphun, THAILAND)	〃	オプティクス製品の製造	942	2,914	146 (34)	616	4,620	3,765
HOYA LENS THAILAND LTD.	タイ工場 (Patumthani, THAILAND)	ビジョンケア	ビジョンケア製品の製造設備	2,126	3,595	417 (106)	809	6,949	2,181
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場 (Mullheim, GERMANY)	〃	〃	1,513	985 [35]	336 (90)	241 [3]	3,076 [38]	435

(注) 1．帳簿価額の「その他」には、建設仮勘定の金額を含んでおりません。
2．帳簿価額の「その他」には、無形固定資産の金額を含んでおります。
3．上記中［外書］は、連結会社以外からの賃借設備（土地は面積）であり、その主な内容は下記のとおりであります。
(1) 提出会社

平成17年３月31日現在

事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	台数(台)	リース期間(年)	年間リース料(百万円)	リース契約残高(百万円)
長坂工場・八王子工場・熊本工場 (山梨県北杜市・東京都八王子市・熊本県菊池郡大津町)	エレクトロオプティクス	エレクトロニクス製品の製造設備	1	5	203	611
昭島工場 (東京都昭島市)	〃	エレクトロオプティクス製品の製造設備	5	4～7	7	9
レンズテクノロジーセンター (東京都あきる野市)	ビジョンケア	ビジョンケア製品の研究開発施設	5	4～5	9	17

(2) 国内子会社

平成17年３月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	台数 (台)	リース期間（年）	年間リース料 (百万円)	リース契約残高 (百万円)
ＨＯＹＡヘルスケア㈱	新宿店ほか (東京都新宿区ほか)	ヘルスケア	コンピュータほか	19	４～５	28	43

(3) 在外子会社

平成17年３月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	台数 (台)	リース期間（年）	年間リース料 (百万円)	リース契約残高 (百万円)
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場 (Mullheim, GERMANY)	ビジョンケア	ビジョンケア製品の製造設備	10	２～５	50	38

3【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月
				総額 (百万円)	既支払額 (百万円)			
提出会社	長坂工場・八王子工場・熊本工場 (山梨県北杜市・東京都八王子市・熊本県菊池郡大津町)	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	1,466	－	自己資金	平成17年 10月	平成18年 ３月
HOYA ELECTRONICS KOREA CO.,LTD.	韓国工場 (大韓民国,京畿道)	〃	〃	5,222	－	自己資金	平成17年 ４月	平成18年 ３月
HOYA GLASS DISK VIETNAM LTD.	ベトナム工場 (Hanoi, VIETNAM)	〃	〃	2,981	－	自己資金	平成17年 ４月	平成18年 ３月
HOYA MAGNETICS SINGAPORE PTE LTD.	シンガポール工場 (Tuas Link, SINGAPOLE)	〃	〃	1,648	－	自己資金	平成17年 10月	平成18年 ３月

(注) １．完成後における生産能力の大きな増加はありません。

２．投資予定額には、有形固定資産のほか無形固定資産への投資額を含めております。

(2) 重要な設備の除却等

該当事項はありません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	316,224,600
計	316,224,600

（注）「株式の消却が行われた場合は、これに相当する額を減ずる。」旨を定款に定めております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成17年３月31日）	提出日現在発行数（株）（平成17年６月23日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	112,349,005	同左	東京証券取引所 市場第一部	－
計	112,349,005	同左	－	－

(2)【新株予約権等の状況】

商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

①　平成14年６月21日定時株主総会決議
（平成14年10月21日取締役会決議）

	事業年度末現在（平成17年３月31日）	提出日の前月末現在（平成17年５月31日）
新株予約権の数（個）	7,433	7,253
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	743,300	725,300
新株予約権の払込金額（円）	7,670	同左
新株予約権の行使期間	平成15年10月１日 ～平成19年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：7,670 資本組入額：3,835	同左

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
新株予約権の行使の条件	1．１個の本新株予約権の一部の行使は認めない。 2．本新株予約権者の相続人による本新株予約権の行使は認めない。 3．本新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。 (1) 本新株予約権者が、当社または当社の関係会社（「財務諸表等の用語、様式及び作成方法に関する規則」第８条第８項において定義される「関係会社」をいい、以下「当社関係会社」という。）の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。 (2) 本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任し、もしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。 (i)当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者 (ii)当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者 (3) 本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。 (4) 本新株予約権者が、当社もしくは当社関係会社の社内規程（就業規則を含む、以下「社内規程等」という。）に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。	同左
新株予約権の譲渡に関する事項	本新株予約権の譲渡、質入その他の処分は認めない。	同左

（平成15年５月23日取締役会決議）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
新株予約権の数（個）	40	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	4,000	同左
新株予約権の払込金額（円）	6,690	同左
新株予約権の行使期間	平成15年10月１日 ～平成19年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：6,690 資本組入額：3,345	同左
新株予約権の行使の条件	上記「（平成14年10月21日取締役会決議）」に記載しております。	同左
新株予約権の譲渡に関する事項	同上	同左

②　平成15年６月20日定時株主総会決議
（平成15年11月27日取締役会決議）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
新株予約権の数（個）	1,705	1,692
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	170,500	169,200
新株予約権の払込金額（円）	9,750	同左
新株予約権の行使期間	平成16年10月１日 ～平成20年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：9,750 資本組入額：4,875	同左
新株予約権の行使の条件	上記「（平成14年10月21日取締役会決議）」と同条件であります。	同左
新株予約権の譲渡に関する事項	同上	同左

③ 平成16年６月18日定時株主総会決議
（平成16年11月25日取締役会決議）

	事業年度末現在（平成17年３月31日）	提出日の前月末現在（平成17年５月31日）
新株予約権の数（個）	1,589	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	158,900	同左
新株予約権の払込金額（円）	10,850	同左
新株予約権の行使期間	平成17年10月１日 ～平成21年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：10,850 資本組入額：　5,425	同左
新株予約権の行使の条件	上記「（平成14年10月21日取締役会決議）」と同条件であります。	同左
新株予約権の譲渡に関する事項	同上	同左

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成３年５月20日（注）１	10,556	116,124	527,838	6,264,201	△527,838	15,668,393
平成11年７月１日（注）２	－	116,124	－	6,264,201	230,250	15,898,643
平成16年６月１日（注）３	△3,775	112,349	－	6,264,201	－	15,898,643

（注）１．無償株主割当（１：0.1）による増加
２．ＨＯＹＡレンズ株式会社（100％子会社）を合併比率１：１で吸収合併
３．自己株式の消却による減少

(4) 【所有者別状況】

平成17年３月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	－	162	34	149	617	3	6,478	7,443	－
所有株式数（単元）	－	343,901	3,929	16,991	624,340	12	133,618	1,122,791	69,905
所有株式数の割合（％）	－	30.63	0.35	1.51	55.61	0.00	11.90	100.0	－

（注）自己株式967,762株は、「個人その他」に9,677単元及び「単元未満株式の状況」に62株含まれております。

(5) 【大株主の状況】

平成17年３月31日現在

氏名又は名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11番３号	69,068	6.14
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８番11号	66,966	5.96
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	60,740	5.40
ステートストリートバンクアンドトラストカンパニー（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	58,462	5.20
第一生命保険相互会社（常任代理人資産管理サービス信託銀行株式会社）	（東京都中央区晴海一丁目８番12号晴海アイランドトリトンスクエアオフィスタワーＺ棟）	57,653	5.13
ステートストリートバンクアンドトラストカンパニー（505103）（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	44,282	3.94
日本生命保険相互会社	東京都千代田区丸の内一丁目６番６号 日本生命証券管理部内	36,439	3.24
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	24,519	2.18
山中　衛	東京都練馬区石神井町三丁目10番24号	22,549	2.00
ステートストリートバンクアンドトラストカンパニー（505041）（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	19,670	1.75
計	－	460,349	40.97

（注）所有株式数は、百株未満を切り捨てて表示しております。

(6) 【議決権の状況】

① 【発行済株式】

平成17年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　967,700	－	－
完全議決権株式（その他）	普通株式 111,311,400	1,113,114	－
単元未満株式	普通株式　69,905	－	１単元（100株） 未満の株式
発行済株式総数	112,349,005	－	－
総株主の議決権	－	1,113,114	－

② 【自己株式等】

平成17年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式） ＨＯＹＡ株式会社	東京都新宿区中落合 二丁目７番５号	967,700	－	967,700	0.86
計	－	967,700	－	967,700	0.86

(7) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は商法第280条ノ20及び第280条ノ21の規定に基づき、新株予約権を発行する方法によるものであります。

当該制度の内容は以下の通りであります。

①平成14年６月21日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成14年６月21日第64期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成14年６月21日の定時株主総会において特別決議されたものであります。

（平成14年10月21日取締役会決議）

決議年月日	平成14年10月21日
付与対象者の区分及び人数（人）	当社取締役 6 当社子会社取締役 43 当社従業員 121 当社子会社従業員 58
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上（注）
新株予約権の行使時の払込金額（円）	同上（注）
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（平成15年５月23日取締役会決議）

決議年月日	平成15年５月23日
付与対象者の区分及び人数（人）	当社従業員 1 当社子会社従業員 1
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上（注）
新株予約権の行使時の払込金額（円）	同上（注）
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注） 新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

① 株式数の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる１株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記（ア）但書を準用します。

② 払込価額の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により１株当たり払込金額を調整し、調整の結果生ずる１円未満の端数を切り上げます。

調整後１株当たり払込金額＝調整前１株当たり払込金額×１／分割又は併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は１株当たり払込金額を調整することができ、調整の結果生じる１円未満の端数を切り上げます。

②平成15年６月20日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成15年６月20日第65期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成15年６月20日の定時株主総会において特別決議されたものであります。

（平成15年11月27日取締役会決議）

決議年月日	平成15年11月27日
付与対象者の区分及び人数（人）	当社取締役　8 当社子会社取締役　14 当社従業員　60 当社子会社従業員　35
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上（注）
新株予約権の行使時の払込金額（円）	同上（注）
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）　新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

① 株式数の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる１株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記（ア）但書を準用します。

② 払込価額の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により１株当たり払込金額を調整し、調整の結果生ずる１円未満の端数を切り上げます。

調整後１株当たり払込金額＝調整前１株当たり払込金額×１／分割又は併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は１株当たり払込金額を調整することができ、調整の結果生じる１円未満の端数を切り上げます。

③平成16年６月18日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成16年６月18日第66期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成16年６月18日の定時株主総会において特別決議されたものであります。

（平成16年11月25日取締役会決議）

決議年月日	平成16年11月25日
付与対象者の区分及び人数（人）	当社取締役　8 当社子会社取締役　5 当社従業員　54 当社子会社従業員　43
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上（注）
新株予約権の行使時の払込金額（円）	同上（注）
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）　新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

① 株式数の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる１株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記（ア）但書を準用します。

② 払込価額の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により１株当たり払込金額を調整し、調整の結果生ずる１円未満の端数を切り上げます。

調整後１株当たり払込金額＝調整前１株当たり払込金額×１／分割又は併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は１株当たり払込金額を調整することができ、調整の結果生じる１円未満の端数を切り上げます。

④平成17年６月17日定時株主総会決議

商法第280条ノ20及び第280条ノ21の規定に基づき、平成17年６月17日第67期定時株主総会終結の時に在任する当社及び当社子会社の取締役、執行役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成17年６月17日の定時株主総会において特別決議されたものであります。

決議年月日	平成17年６月17日
付与対象者の区分	当社及び当社子会社の取締役、執行役及び従業員
新株予約権の目的となる株式の種類	普通株式
株式の数（株）	300,000株を上限とする
新株予約権の行使時の払込金額（円）	東京証券取引所における当社株式普通取引の新株予約権発行決議日前日の終値（取引が成立しない場合はそれに先立つ直近日の終値）とする。（注）
新株予約権の行使期間	平成18年10月１日から平成27年９月30日まで
新株予約権の行使の条件	・新株予約権の割当を受けた者は、権利行使時においても、当社または当社子会社の取締役、執行役もしくは従業員の地位にあることを要する。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りではない。 ・新株予約権の相続は認めない。 ・新株予約権割当契約で、権利行使期間中の各年（１月１日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができる。 ・その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	本新株予約権の譲渡、質入その他の処分は認めない。

（注）　新株予約権発行後、当社が株式の分割または株式併合を行う場合は、それぞれの効力発生の時をもって次の算式により払込金額を調整し、調整による１円未満の端数は切り上げます。

調整後払込金額＝調整前払込金額×（１÷（分割・併合の比率））

また、その他当社が取締役会決議により定める一定の場合にも適宜調整されます。

２【自己株式の取得等の状況】

(1)　【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

①【前決議期間における自己株式の取得等の状況】

該当事項はありません。

なお、当社は、商法第211条ノ３第１項第２号の規定により、「当会社は、取締役会の決議により、自己株式を取得することができる。」旨を定款に定めております。

②【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2)　【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

①【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

②【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3【配当政策】

当社の利益配分につきましては、株主への利益還元、従業員の福祉及び将来の事業展開のための内部留保の充実とのバランスを考慮しながら決定していくことを基本方針としております。

当期の配当につきましては、上記方針に基づき１株当たり150円（うち中間配当金１株当たり60円）となり、前期に比べて50円増となりました。これは、関連する市場の急成長にあわせて生産設備の拡大に例年のおよそ２倍の資金を投入し、次世代への投資と株主への利益還元とのバランスを考慮した結果であります。当期の配当性向は66.5％、株主資本配当率は10.5％となりました。

なお、連結ベースでの配当性向は25.9％、株主資本配当率は6.0％であります。

（注）　当期の中間配当に関する取締役会決議日　平成16年10月20日

4【株価の推移】

(1)【最近５年間の事業年度別最高・最低株価】

回次	第63期	第64期	第65期	第66期	第67期
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
最高（円）	11,900	9,370	9,970	10,890	12,190
最低（円）	6,560	5,740	6,720	6,690	9,920

（注）　最高・最低株価は、東京証券取引所市場第一部におけるものであります。

(2)【最近６月間の月別最高・最低株価】

月別	平成16年10月	11月	12月	平成17年１月	２月	３月
最高（円）	11,860	11,420	11,590	11,630	11,350	12,150
最低（円）	10,600	10,580	10,520	10,580	10,640	11,190

（注）　最高・最低株価は、東京証券取引所市場第一部におけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役	指名委員会委員長	椎名　武雄	昭和４年５月11日生	昭和28年６月　日本アイ・ビー・エム株式会社入社 〃 37年５月　同社取締役 〃 50年２月　同社代表取締役社長 平成５年１月　同社会長 〃 ７年６月　当社取締役（現任） 〃 11年12月　日本アイ・ビー・エム株式会社最高顧問（現任）	10
取締役	報酬委員会委員長	茂木　友三郎	昭和10年２月13日生	昭和33年４月　野田醤油株式会社（現　キッコーマン株式会社）入社 〃 54年３月　同社取締役 〃 57年３月　同社常務取締役 〃 60年10月　同社代表取締役常務取締役 平成元年３月　同社代表取締役専務取締役 〃 ６年３月　同社代表取締役副社長 〃 ７年２月　同社代表取締役社長 〃 13年６月　当社取締役（現任） 〃 16年６月　キッコーマン株式会社代表取締役会長CEO（現任）	10

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役		塙　義一	昭和９年３月16日生	昭和32年４月 日産自動車株式会社入社 〃 60年６月 同社取締役 〃 63年１月 同社常務取締役 平成２年６月 同社専務取締役 〃 ３年６月 同社代表取締役副社長 〃 ８年６月 同社代表取締役社長 〃 11年６月 同社代表取締役会長兼社長 最高経営責任者 〃 12年６月 同社代表取締役会長 最高経営責任者 〃 13年６月 同社代表取締役会長 〃 15年６月 同社相談役名誉会長（現任） 当社取締役（現任）	10
取締役		河野　栄子	昭和21年１月１日生	昭和44年12月 株式会社リクルート入社 〃 59年４月 同社取締役 〃 60年８月 同社常務取締役 〃 61年11月 同社専務取締役 平成６年７月 同社取締役副社長 〃 ９年６月 同社代表取締役社長 〃 15年６月 当社取締役（現任） 株式会社リクルート代表取締役会長兼CEO 〃 16年4月 同社取締役会長兼取締役会議長（現任）	－
取締役	監査委員会委員長	児玉　幸治	昭和９年５月９日生	昭和32年４月 通商産業省（現　経済産業省）入省 〃 60年６月 同大臣官房長 〃 63年６月 同産業政策局長 平成元年６月 通商産業事務次官 〃 ３年６月 同退官 〃 ３年６月 財団法人産業研究所顧問 〃 ４年２月 株式会社日本興業銀行顧問 〃 ５年６月 商工組合中央金庫理事長 〃 13年６月 株式会社商船三井取締役（現任） 〃 13年７月 財団法人日本情報処理開発協会会長（現任） 〃 17年６月 当社取締役（現任）	－

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役 代表執行役	最高経営責任者	鈴木　洋	昭和33年８月31日生	昭和60年４月 当社入社 平成５年６月 当社取締役 〃 ９年６月 当社常務取締役 〃 11年４月 当社常務取締役エレクトロオプティクスカンパニープレジデント 〃 11年６月 当社専務取締役 〃 12年６月 当社代表取締役社長 〃 15年６月 当社取締役兼代表執行役最高経営責任者（現任）	1,805
取締役 執行役	最高財務責任者	江間　賢二	昭和22年11月８日生	昭和45年３月 当社入社 平成５年６月 当社取締役企画管理・経理・購買担当 〃 ９年６月 当社常務取締役戦略企画・財務担当 〃 12年６月 当社専務取締役コーポレートファイナンス担当 〃 13年６月 当社専務取締役CFO 〃 15年６月 当社取締役兼執行役最高財務責任者（現任） 〃 15年７月 HOYA HOLDINGS N.V.社長（現任）	112
取締役 執行役	事業開発部門長	丹治　宏彰	昭和27年７月31日生	平成４年４月 当社入社 〃 ９年４月 当社Ｒ＆Ｄセンター先端技術研究所ゼネラル・マネジャー 〃 11年７月 HOYA HOLDINGS,INC.上級副社長 〃 12年６月 当社取締役 〃 13年11月 当社取締役事業開発部門長 〃 15年６月 当社取締役兼執行役事業開発部門長（現任）	14
				計	1,961

（注）１．所有株式数は、百株未満を切り捨てて表示しております。

２．取締役の椎名武雄、茂木友三郎、塙義一、河野栄子及び児玉幸治の各氏は商法第188条第２項第７号ノ２に定める社外取締役であります。

３．当社は、委員会等設置会社であり、監査委員会、指名委員会及び報酬委員会を置いております。なお、各委員会は、次の取締役により組織されております。

委員会名	取締役名
監査委員会	児玉幸治、椎名武雄、茂木友三郎、塙義一、河野栄子
指名委員会	椎名武雄、茂木友三郎、塙義一、河野栄子、児玉幸治
報酬委員会	茂木友三郎、椎名武雄、塙義一、河野栄子、児玉幸治

6【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

当社はコーポレート・ガバナンスを経営上の最重要事項の一つと認識しており、これまでに数々の改革に取り組んでまいりました。当社では、「会社は株主のもの」と考え、株主価値の最大化を目指して経営を効率化しておりますが、会社独自の論理だけで経営が行なわれないよう、株主の立場に立った監視役をおき、適宜助言をいただいております。同時に経営と業務執行の分離を図り、意思決定の迅速化を図っております。株主の権利を尊重し、公平で迅速な情報開示に努め、株主との対話を重視し積極的に経営に反映してまいります。

1．施策の実施状況

(1) コーポレートガバナンス体制の状況

①取締役人数の減少と社外取締役の経営参加

当社では、取締役会の形骸化を防ぎ、充分に活発な議論ができるように、平成元年からすでに取締役の人数を徐々に減少させてきました。

執行役員制度は採用しませんでしたが、事業部制、カンパニー制という組織形態の中で経営と業務執行の分離を進めてきており、業務執行は各事業部門長が中心となって遂行してまいりました。

一方、社内の論理だけで意思決定が進んでしまうことを防ぐため、社内の序列や人間関係にとらわれず声をあげられるように、平成7年から社外取締役に加わっていただき、経営の監督・助言を受けるようにしました。平成13年には社外取締役は3名に増加しました。

この時点で取締役の人数は全部で６名と過去最小まで減少し、同時に社外取締役と社内取締役が同数になりました。これを機会に社外取締役中心に任意の報酬委員会、指名委員会を設置し、株主の立場にたった外部の方の公平な目で判断を仰ぐ体制作りをしました。このように当社は、委員会等設置会社への移行以前からすでに同様の体制を構築しておりました。

②委員会等設置会社への移行

当社は平成15年６月の株主総会で定款を変更し、委員会等設置会社へ移行しました。取締役会が執行役に決定権限を大幅に委譲することにより、執行役が業績向上を目的として迅速かつ効率的な経営を行うことができるとともに、外部から招聘した社外取締役による公正な判断のもと、指名・報酬・監査の三委員会による監督機能の強化を目的としたものであります。

委員会等設置会社への移行と同時に社外取締役が２名増加して５名になり、取締役会の過半数を占めるという、国内上場企業では初めての体制となりました。また当社創立以来、初の女性取締役が誕生し、女性の視点からの助言にも期待しました。

取締役会によって選任された３名の執行役は、いずれも社内取締役が兼任しております。

＜コーポレート・ガバナンス体制の模式図＞


株主総会
選任
＜取締役会＞
社内取締役　３名　（執行役を兼務）
社外取締役　５名
報酬委員会
社外取締役
５名
連携・
相互監視
指名委員会
社外取締役
５名
連携・
相互監視
監査委員会
社外取締役
５名
報酬委員会
事務局
指名委員会
事務局
監査委員会
事務局
選任
監督・
助言
＜執行役＞
代表執行役
執行役
（社内取締役３名）
業務執行
事業部門

③各種委員会の概要

指名委員会は、取締役だけでなく執行役の選任・解任案も決定します。報酬委員会は、取締役と執行役の報酬の決定を行ないます。監査委員会は、会計監査人から報告及び説明を受け財務諸表等を検証し、内部統制システムについて監視・検証し、内部統制所管部門と連携の上、業務及び財産の状況をチェックします。

これら三委員会の構成はいずれも５名の社外取締役のみで構成され、すべての委員会に、すべての社外取締役が委員として参加する形としました。これら三つの委員会は連携をとりつつ、それぞれが相互に取締役を監視し、かつ執行役を監視するので、コーポレートガバナンスの働きを一層高めることになります。

④社外取締役の補佐スタッフの配置状況

委員会等設置会社の監査機能を補佐する組織として監査委員会事務局が置かれました。

監査委員会には専従の事務局があり、３名の社員が従事しております。報酬委員会と指名委員会については、人事関連業務を担当する部門の社員がそれぞれ１名ずつ事務局を兼任しております。取締役会の準備、議事録作成等には経営企画グループがあたっております。

⑤業務執行・監視及び内部統制の状況

取締役会は２月と８月を除いて毎月開催され、活発な議論の中で社外取締役が執行役の業務執行を監視する体制になっております。

当社では、社内取締役の３名が執行役を兼務し、業務の執行をしております。具体的な日常業務は、各事業部門の部門長を中心に業務執行がなされ、毎月一回開かれる定例の事業報告会において、各事業部門から執行役に対して詳細な報告がなされ、問題点の対応策が討議されます。

全社員に対する行動規範として、当社グループの経営理念・経営基本原則に基づいて平成9年に「ＨＯＹＡ行動基準」を制定し、役員・社員が日々の仕事の中で確固たる職業倫理を持って行動するように指針を定めております。

さらに、行動基準に違反する行為が発生した場合のために、平成15年にＨＯＹＡヘルプラインという内部通報・相談の組織を設けました。行動基準違反・法令違反の早期発見と、トップへの速やかな伝達及び問題への対処をすることによって、グループ全体の健全性を確保する目的を持っており、同時に、相談者の保護と匿名性の確保を最大限に尊重しております。ＨＯＹＡヘルプラインはＨＯＹＡ本社内に設けられた専任組織であり、同時に外部の弁護士も窓口になっております。

⑥弁護士・会計監査人その他第三者の状況

当社では、複数の弁護士と緊密な関係を維持し、必要に応じて適宜アドバイスを受けております。会計監査人は監査法人トーマツを選任しており、定期的な監査のほか、随時相談をし、ＩＲの充実とタイムリーディスクローズに努めております。税務関連業務に関しましても、外部専門家と契約を締結し、必要に応じてアドバイスを受けております。

当社の会計監査業務を執行した公認会計士は、小川陽一郎、羽鳥良彰、坂本一朗の計３名であります。なお監査法人トーマツは業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置をとっております。また当社の監査業務に係る補助者は、公認会計士２名、会計士補５名及びその他１名の計８名であります。

(2) 社外取締役と提出会社との人的関係、資本的関係又は取引関係その他の利害関係

記載すべき利害関係はありません。なお、社外取締役の候補者選任にあたっては、次のような点を重視して人選を行っております。

・経営者としての充分な経験があり、国際的で株主の立場に立って公平な観点からものを見ることができる人。
当社の事業あるいは、業界に詳しいかどうかは問題としない。

・形式的な名義でなく、実際に当社の取締役会に出席して、積極的に議論に参加し、親身になって意見を言っていただける人。

(3) 会社のコーポレート・ガバナンスの充実に向けた取組みの当期における実施状況

第67期（平成16年4月1日から平成17年3月31日まで）に開催した重要な会議は、以下のとおりであります。

・株主総会：第66期定時株主総会　平成16年6月18日

・取締役会：10回

・報酬委員会：９回

・指名委員会：５回

・監査委員会：９回

２．役員報酬の内容

当社の取締役及び執行役に対する役員報酬は以下のとおりであります。

取締役（５名）に支払った報酬委員会決議に基づく確定金額	50百万円
執行役（３名）に支払った報酬委員会決議に基づく確定金額	73百万円
執行役（３名）に支払った報酬委員会決議に基づく不確定金額	180百万円
計	303百万円

（注）期末現在の人員は、取締役８名、執行役３名であります。なお、執行役３名は全員社内取締役を兼任しており、取締役としての報酬は、執行役に含めて記載しております。

３．監査報酬の内容

当社の監査法人トーマツへの公認会計士法（昭和23年法律第103号）第２条第１項に規定する業務に基づく報酬（米国において支払われた米国支店に係る監査報酬を含む。）は54百万円であり、それ以外の業務に基づく報酬は６百万円であります。

第５【経理の状況】

１．連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成15年４月１日から平成16年３月31日まで）及び当連結会計年度（平成16年４月１日から平成17年３月31日まで）の連結財務諸表並びに前事業年度（平成15年４月１日から平成16年３月31日まで）及び当事業年度（平成16年４月１日から平成17年３月31日まで）の財務諸表について、監査法人トーマツの監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成16年3月31日)			当連結会計年度 (平成17年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金			80,425			112,874	
2. 受取手形及び売掛金			67,274			73,619	
3. たな卸資産			32,877			36,165	
4. 繰延税金資産			7,066			6,500	
5. その他			6,982			4,947	
6. 貸倒引当金			△1,347			△1,235	
流動資産合計			193,279	66.7		232,871	66.2
Ⅱ 固定資産							
1. 有形固定資産							
(1) 建物及び構築物		53,353			56,916		
減価償却累計額		30,497	22,855		31,802	25,114	
(2) 機械装置及び運搬具		140,875			165,885		
減価償却累計額		107,799	33,076		120,868	45,016	
(3) 工具器具備品		20,420			22,857		
減価償却累計額		12,530	7,890		13,674	9,183	
(4) 土地			9,218			8,937	
(5) 建設仮勘定			5,276			6,906	
有形固定資産合計			78,318	27.0		95,158	27.1
2. 無形固定資産							
(1) ソフトウェアほか			4,556			5,489	
無形固定資産合計			4,556	1.6		5,489	1.6
3. 投資その他の資産							
(1) 投資有価証券	※1		6,193			10,383	
(2) 長期貸付金			373			−	
(3) 繰延税金資産			3,012			3,097	
(4) その他			4,479			4,461	
(5) 貸倒引当金			△487			△301	
投資その他の資産合計			13,570	4.7		17,640	5.0
固定資産合計			96,445	33.3		118,288	33.7
Ⅲ 繰延資産							
1. 開業費ほか			162			322	
繰延資産合計			162	0.0		322	0.1
資産合計			289,887	100.0		351,482	100.0

		前連結会計年度 （平成16年３月31日）			当連結会計年度 （平成17年３月31日）		
区分	注記 番号	金額（百万円）		構成比 （％）	金額（百万円）		構成比 （％）
（負債の部）							
Ⅰ　流動負債							
1．支払手形及び買掛金			25,770			24,452	
2．短期借入金			486			194	
3．未払法人税等			14,398			10,022	
4．賞与引当金			3,722			3,917	
5．その他			23,874			32,204	
流動負債合計			68,252	23.5		70,792	20.1
Ⅱ　固定負債							
1．特別修繕引当金			357			542	
2．その他			1,576			1,427	
固定負債合計			1,934	0.7		1,970	0.6
負債合計			70,187	24.2		72,762	20.7
（少数株主持分）							
少数株主持分			721	0.3		830	0.2
（資本の部）							
Ⅰ　資本金	※３		6,264	2.1		6,264	1.8
Ⅱ　資本剰余金			15,898	5.5		15,898	4.5
Ⅲ　利益剰余金			247,175	85.2		268,255	76.3
Ⅳ　その他有価証券評価差額金			△30	△0.0		37	0.0
Ⅴ　為替換算調整勘定			△10,825	△3.7		△4,687	△1.3
Ⅵ　自己株式	※４		△39,504	△13.6		△7,878	△2.2
資本合計			218,978	75.5		277,889	79.1
負債、少数株主持分及び資本合計			289,887	100.0		351,482	100.0

② 【連結損益計算書】

		前連結会計年度 (自 平成15年４月１日 至 平成16年３月31日)			当連結会計年度 (自 平成16年４月１日 至 平成17年３月31日)		
区分	注記番号	金額（百万円）		百分比(％)	金額（百万円）		百分比(％)
Ⅰ 売上高			271,443	100.0		308,172	100.0
Ⅱ 売上原価	※２		142,683	52.6		158,023	51.3
売上総利益			128,760	47.4		150,148	48.7
Ⅲ 販売費及び一般管理費	※１ ※２		60,594	22.3		65,228	21.1
営業利益			68,166	25.1		84,920	27.6
Ⅳ 営業外収益							
１．受取利息		553			1,013		
２．受取配当金		4			－		
３．持分法による投資利益		1,699			3,707		
４．為替差益		－			875		
５．その他		1,571	3,829	1.4	1,026	6,623	2.2
Ⅴ 営業外費用							
１．支払利息		189			86		
２．売上割引		638			552		
３．操業休止関連費用		－			249		
４．為替差損		2,900			－		
５．その他		1,714	5,441	2.0	1,128	2,017	0.7
経常利益			66,554	24.5		89,525	29.1
Ⅵ 特別利益							
１．固定資産売却益	※３	522			194		
２．受取助成金		－			110		
３．貸倒引当金戻入益		203			90		
４．投資有価証券売却益		59			－		
５．特別修繕引当金戻入益		4			－		
６．その他		199	989	0.3	323	719	0.2
Ⅶ 特別損失							
１．環境整備費	※４	－			1,980		
２．工場閉鎖損失	※５	－			1,263		
３．固定資産処分損	※６	1,899			948		
４．減損損失	※７	2,040			859		
５．退職加算金		1,089			842		
６．営業権償却		3,300			－		
７．厚生年金基金補填額		887			－		

区分	注記番号	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)			当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)		
		金額（百万円）		百分比 (％)	金額（百万円）		百分比 (％)
８．投資有価証券評価損		618			－		
９．その他		2,210	12,047	4.4	885	6,779	2.2
税金等調整前当期純利益			55,496	20.4		83,466	27.1
法人税、住民税及び事業税		18,573			18,690		
法人税等調整額		△2,774	15,799	5.8	531	19,222	6.3
少数株主利益			148	0.0		108	0.0
当期純利益			39,548	14.6		64,135	20.8

③【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)		当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	
		金額（百万円）		金額（百万円）	
(資本剰余金の部)					
Ⅰ　資本剰余金期首残高			15,898		15,898
Ⅱ　資本剰余金期末残高			15,898		15,898
(利益剰余金の部)					
Ⅰ　利益剰余金期首残高			216,271		247,175
Ⅱ　利益剰余金増加高					
１．当期純利益		39,548	39,548	64,135	64,135
Ⅲ　利益剰余金減少高					
１．配当金		8,439		12,241	
２．取締役賞与		169		62	
３．自己株式消却額		－		30,702	
４．自己株式処分差損		35	8,644	49	43,056
Ⅳ　利益剰余金期末残高			247,175		268,255

④【連結キャッシュ・フロー計算書】

		前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)	当連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益		55,496	83,466
2．減価償却費		19,988	21,660
3．減損損失		2,040	859
4．営業権償却		3,300	－
5．貸倒引当金の減少額		△1,169	△344
6．賞与引当金の増加額		191	194
7．役員退職慰労金引当金の減少額		△292	－
8．特別修繕引当金の増加額		93	184
9．受取利息及び受取配当金		△558	△1,022
10．支払利息		189	86
11．為替差損又は為替差益（△）		1,209	△233
12．持分法による投資利益		△1,699	△3,707
13．固定資産売却益		△522	△194
14．固定資産処分損		1,899	948
15．投資有価証券売却益		△59	－
16．投資有価証券評価損		618	－
17．取締役賞与の支払額		△169	△63
18．その他		565	553
19．売上債権の増加額		△4,996	△5,393
20．たな卸資産の減少額又は増加額（△）		222	△2,525
21．その他流動資産の減少額又は増加額（△）		△1,961	2,427
22．仕入債務の増加額又は減少額（△）		5,115	△1,629
23．未払消費税等の増加額又は減少額（△）		17	△706
24．その他流動負債の増加額		1,702	3,848
小計		81,220	98,409

		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
25. 利息及び配当金の受取額		659	958
26. 利息の支払額		△154	△109
27. 法人税等の支払額		△6,880	△23,257
28. 法人税等の還付額		3,899	－
営業活動によるキャッシュ・フロー		78,743	76,000
Ⅱ　投資活動によるキャッシュ・フロー			
1. 有形固定資産の取得による支出		△23,211	△33,393
2. 有形固定資産の売却による収入		813	540
3. 投資有価証券の取得による支出		△378	△10
4. 投資有価証券の売却による収入		102	－
5. 貸付けによる支出		△2,474	－
6. 貸付金の回収による収入		2,168	－
7. その他投資に関する支出		△2,718	△3,192
8. その他投資に関する収入		660	532
9. 営業権の取得による支出		△3,300	－
投資活動によるキャッシュ・フロー		△28,338	△35,524

		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
1．短期借入金の借入及び返済による収入及び支出（△）（純額）		△1,738	△157
2．長期借入金の返済による支出		△43	△161
3．自己株式の取得による支出		△32,921	△38
4．自己株式の売却による収入		418	911
5．親会社による配当金の支払額		△8,433	△12,245
6．少数株主への配当金の支払額		△155	△0
7．少数株主からの払込による収入		19	－
財務活動によるキャッシュ・フロー		△42,853	△11,692
Ⅳ　現金及び現金同等物に係る換算差額		△3,198	3,665
Ⅴ　現金及び現金同等物の増加額		4,353	32,449
Ⅵ　現金及び現金同等物の期首残高		75,694	80,425
Ⅶ　連結範囲の変更に伴う現金及び現金同等物の増加額		377	－
Ⅷ　現金及び現金同等物の期末残高	※1	80,425	112,874

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１．連結の範囲に関する事項	連結子会社の数は、55社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V.（旧社名 HOYA LENS EUROPE N.V.） HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により在外子会社５社、並びに買収により在外子会社２社を、また、議決権の所有割合が100％に増加したため、国内持分法適用会社１社を連結子会社としております。 また、連結の範囲内で当社への吸収合併により国内子会社１社、清算及び売却により在外子会社４社が減少しております。	連結子会社の数は、58社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により在外子会社３社及び買収により在外子会社１社を連結子会社としております。 また、清算により在外子会社１社が減少しております。
２．持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社１社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ なお、HOYA CANDEO OPTRONICS㈱（旧社名HOYA-SCHOTT㈱）は、当社の議決権の所有割合が100％に増加し連結子会社となったため、持分法の適用から除外しております。 (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社１社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ (2)　　　　同左

項目	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
３．連結子会社の事業年度等に関する事項	連結子会社のうち中華人民共和国に所在する５社の決算日は12月31日であります。 なお、連結子会社55社は、すべて四半期ごとに四半期決算を実施しており、上記の５社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する５社の決算日は12月31日であります。 なお、連結子会社58社は、すべて四半期ごとに四半期決算を実施しており、上記の５社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 （イ）有価証券	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法	その他有価証券 時価のあるもの 同左 時価のないもの 同左
（ロ）たな卸資産	主として総平均法による原価法であります。	同左
(2) 重要な減価償却資産の減価償却の方法 （イ）有形固定資産	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約45.1％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具５～10年であります。	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約56.3％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具５～10年であります。
（ロ）無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は５年であります。 また、当社が当連結会計年度に取得した営業権については、商法施行規則第33条の規定に従い、一括償却しております。	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は５年であります。

項目	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
(3) 重要な引当金の計上基準		
（イ） 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	同左
（ロ） 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左
（ハ） 役員退職慰労金引当金	―――――― （追加情報） 役員に対する退職慰労金制度の廃止に伴い、当連結会計年度において役員退職慰労金引当金を全額取り崩しております。	――――――
（ニ） 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	同左
(5) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左

項目	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
(6) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引 ハ　ヘッジ有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	イ　ヘッジ会計の方法…同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…同左 ハ　ヘッジ有効性評価の方法…同左
(7) その他連結財務諸表作成のための重要な事項	イ　消費税及び地方消費税の会計処理 税抜方式を採用しております。 ロ　固定資産の減損に係る会計基準 （会計方針の変更） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号平成15年10月31日）が平成16年３月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当連結会計年度から同会計基準及び同適用指針を適用しております。これによる税金等調整前当期純利益に与える影響額は、2,040百万円であります。 なお、減損損失累計額については、改正後の連結財務諸表規則に基づき各資産の金額から直接控除しております。 セグメント情報に与える影響は、（セグメント情報）に記載しております。	イ　消費税及び地方消費税の会計処理 同左

項目	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
５．連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
６．連結調整勘定の償却に関する事項	連結調整勘定は、株式の取得時に一括償却しております。	該当事項はありません。
７．利益処分項目等の取扱いに関する事項	連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	同左
８．連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

表示方法の変更

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
（連結キャッシュ・フロー計算書） 投資活動によるキャッシュ・フローの「買収に伴う子会社の株式の取得による支出」は、当連結会計年度において金額的重要性が乏しくなったため「その他投資に関する支出」に含めております。 なお、当連結会計年度の「その他投資に関する支出」に含まれている「買収に伴う子会社の株式の取得による支出」は347百万円であります。 投資活動によるキャッシュ・フローの「貸付けによる支出」及び「貸付金の回収による収入」は、前連結会計年度まで、それぞれ「その他投資に関する支出」及び「その他投資に関する収入」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「貸付けによる支出」は216百万円、「貸付金の回収による収入」は110百万円であります。	（連結貸借対照表） 投資事業有限責任組合及びこれに類する組合への出資持分は、前連結会計年度まで投資その他の資産の「その他」に含めて表示しておりましたが、「証券取引法等の一部を改正する法律」（平成16年６月９日法律第97号）により当該出資持分が証券取引法上の有価証券と定義されたことに伴い、当連結会計年度から投資その他の資産の「投資有価証券」に含めて表示しております。 なお、前連結会計年度の投資その他の資産の「その他」に含まれている投資事業有限責任組合等への出資金は344百万円であります。 「長期貸付金」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から投資その他の資産の「その他」に含めて表示しております。 なお、当連結会計年度の投資その他の資産の「その他」に含まれている「長期貸付金」は323百万円であります。

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
	(連結損益計算書) 営業外収益の「受取配当金」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から営業外収益の「その他」に含めて表示しております。 なお、当連結会計年度の営業外収益の「その他」に含まれている「受取配当金」は８百万円であります。 営業外費用の「操業休止関連費用」は、前連結会計年度まで営業外費用の「その他」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「操業休止関連費用」は79百万円であります。 特別利益の「特別修繕引当金戻入益」は、前連結会計年度まで区分掲記しておりましたが、金額的重要性が乏しいため、当連結会計年度から特別利益の「その他」に含めて表示しております。 なお、当連結会計年度の特別利益の「その他」に含まれている「特別修繕引当金戻入益」は34百万円であります。 (連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「法人税等の還付額」は、当連結会計年度において金額的重要性が乏しくなったため「法人税等の支払額」に含めて相殺しております。 なお、当連結会計年度の「法人税等の支払額」に含まれて相殺されている「法人税等の還付額」は330百万円であります。 投資活動によるキャッシュ・フローの「貸付けによる支出」及び「貸付金の回収による収入」は、当連結会計年度において金額的重要性が乏しくなったため、それぞれ「その他投資に関する支出」及び「その他投資に関する収入」に含めて表示しております。 なお、当連結会計年度の「その他投資に関する支出」に含まれている「貸付けによる支出」は96百万円、「その他投資に関する収入」に含まれている「貸付金の回収による収入」は211百万円であります。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成16年３月31日）	当連結会計年度 （平成17年３月31日）
※１．関連会社に係る注記 投資有価証券（株式）　5,689百万円	※１．関連会社に係る注記 投資有価証券（株式）　9,486百万円
２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先27件　868百万円 当社グループの従業員19名　14 計　883	２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先36件　1,364百万円 当社グループの従業員10名　5 計　1,369
※３．発行済株式の種類及び総数 普通株式　116,124,405株	※３．発行済株式の種類及び総数 普通株式　112,349,005株
※４．自己株式の種類及び数 普通株式　4,857,867株	※４．自己株式の種類及び数 普通株式　967,762株

（連結損益計算書関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費　6,521百万円 支払手数料　6,086 貸倒引当金繰入額　83 給料手当及び賞与　14,549 賞与引当金繰入額　2,148 研究開発費　7,890	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費　7,114百万円 支払手数料　6,876 貸倒引当金繰入額　135 給料手当及び賞与　16,298 賞与引当金繰入額　1,769 研究開発費　8,356
※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　7,890百万円 当期製造費用　1,956 計　9,847	※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　8,356百万円 当期製造費用　2,601 計　10,957
※３．固定資産売却益 借地権（無形固定資産）383百万円及び土地等有形固定資産139百万円の売却益であります。	※３．固定資産売却益 建物94百万円、機械装置62百万円及びその他有形固定資産38百万円の売却益であります。
※４．　――――――	※４．環境整備費 工場跡地の一部に土壌汚染が判明したことに伴い、無害化処理に要した費用等であります。
※５．　――――――	※５．工場閉鎖損失 ビジョンケア部門の九州ラボを来期に閉鎖することに伴う見積損失額であります。
※６．固定資産処分損 機械装置640百万円、建物562百万円及びその他有形固定資産697百万円の処分損であります。	※６．固定資産処分損 機械装置439百万円、建物264百万円及びその他有形固定資産244百万円の処分損であります。

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
※７．減損損失 当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当連結会計年度において以下の資産グループについて減損処理をしました。 場所：クリスタル部門における武蔵工場(埼玉県入間市)等　用途：クリスタル製造設備等　種類：建物・機械装置 リース資産等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（2,040百万円）として特別損失に計上しました。その内訳は、建物1,004百万円、機械装置461百万円、リース資産276百万円及びその他297百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。	※７．減損損失 当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当連結会計年度において以下の資産グループについて減損処理をしました。 (1) クリスタル部門における武蔵工場 場所：埼玉県入間市　用途：クリスタル製造設備等　種類：機械装置 工具器具備品等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門の武蔵工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（92百万円）として特別損失に計上しました。その内訳は、機械装置29百万円、工具器具備品35百万円及びその他27百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。 (2) ホトニクス部門における前橋工場 場所：群馬県前橋市　用途：ホトニクス製造設備等　種類：土地・建物 機械装置等 HOYA CANDEO OPTRONICS㈱の前橋工場は、他事業所への統合により当連結会計年度に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（766百万円）として特別損失に計上しました。その内訳は、土地449百万円、建物271百万円及びその他46百万円であります。 なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　80,425百万円 有価証券勘定　－ 計　80,425 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　80,425 ２．持分法適用会社に対する議決権の所有割合が増加し連結子会社となったことにより増加した資産及び負債の主な内訳 HOYA CANDEO OPTRONICS㈱（旧社名HOYA-SCHOTT㈱） （平成15年６月30日現在） 流動資産　2,052百万円 固定資産　554 資産合計　2,607 流動負債　701 固定負債　168 負債合計　870	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　112,874百万円 有価証券勘定　－ 計　112,874 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　112,874 ２．重要な非資金取引 自己株式の消却　30,702百万円

(リース取引関係)

<table>
<tr><th>前連結会計年度
(自　平成15年４月１日
至　平成16年３月31日)</th><th>当連結会計年度
(自　平成16年４月１日
至　平成17年３月31日)</th></tr>
<tr><td>１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>機械装置及び運搬具</th><th>工具器具備品</th><th>合計</th></tr><tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr><tr><td>取得価額相当額</td><td>4,064</td><td>3,277</td><td>7,341</td></tr><tr><td>減価償却累計額相当額</td><td>2,037</td><td>2,200</td><td>4,238</td></tr><tr><td>減損損失累計額相当額</td><td>－</td><td>276</td><td>276</td></tr><tr><td>期末残高相当額</td><td>2,027</td><td>800</td><td>2,827</td></tr></table>なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料期末残高相当額等
<table><tr><td>１年以内</td><td>961百万円</td></tr><tr><td>１年超</td><td>1,865</td></tr><tr><td>合計</td><td>2,827</td></tr><tr><td>リース資産減損勘定の残高</td><td>276</td></tr></table>なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
<table><tr><td>支払リース料</td><td>1,297百万円</td></tr><tr><td>リース資産減損勘定の取崩額</td><td>－</td></tr><tr><td>減価償却費相当額</td><td>1,297</td></tr><tr><td>減損損失</td><td>276</td></tr></table>(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
２．オペレーティング・リース取引
未経過リース料
<table><tr><td>１年以内</td><td>99百万円</td></tr><tr><td>１年超</td><td>1,037</td></tr><tr><td>合計</td><td>1,137</td></tr></table></td>
<td>１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>機械装置及び運搬具</th><th>工具器具備品</th><th>合計</th></tr><tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr><tr><td>取得価額相当額</td><td>3,796</td><td>2,408</td><td>6,205</td></tr><tr><td>減価償却累計額相当額</td><td>2,191</td><td>1,666</td><td>3,857</td></tr><tr><td>減損損失累計額相当額</td><td>－</td><td>203</td><td>203</td></tr><tr><td>期末残高相当額</td><td>1,605</td><td>538</td><td>2,143</td></tr></table>なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料期末残高相当額等
<table><tr><td>１年以内</td><td>785百万円</td></tr><tr><td>１年超</td><td>1,358</td></tr><tr><td>合計</td><td>2,143</td></tr><tr><td>リース資産減損勘定の残高</td><td>170</td></tr></table>なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
<table><tr><td>支払リース料</td><td>959百万円</td></tr><tr><td>リース資産減損勘定の取崩額</td><td>105</td></tr><tr><td>減価償却費相当額</td><td>959</td></tr><tr><td>減損損失</td><td>－</td></tr></table>(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。</td></tr>
</table>

(有価証券関係)

1．その他有価証券で時価のあるもの

	種類	前連結会計年度(平成16年３月31日)			当連結会計年度(平成17年３月31日)		
		取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	159	230	70	159	308	148
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	159	230	70	159	308	148
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	－	－	－	－	－	－
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	－	－	－	－	－	－
合計		159	230	70	159	308	148

(注) 取得原価は減損処理後の帳簿価額であります。

2．前連結会計年度及び当連結会計年度中に売却したその他有価証券

前連結会計年度 (自平成15年４月１日　至平成16年３月31日)			当連結会計年度 (自平成16年４月１日　至平成17年３月31日)		
売却額(百万円)	売却益の合計(百万円)	売却損の合計(百万円)	売却額(百万円)	売却益の合計(百万円)	売却損の合計(百万円)
102	59	－	－	－	－

3．時価評価されていない主な有価証券の内容

	前連結会計年度（平成16年３月31日）	当連結会計年度（平成17年３月31日）
	連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
その他有価証券		
非上場株式（店頭売買を除く）	273	274
投資事業有限責任組合等への出資金	－	314
合計	273	588

（デリバティブ取引関係）

前連結会計年度及び当連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

（退職給付関係）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１．採用している退職給付制度の概要 当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前連結会計年度において退職一時金制度を廃止するとともに、厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日に解散し、平成16年５月26日に厚生労働大臣より清算結了の承認を受けております。 ２．退職給付債務に関する事項 ―――――― ３．退職給付費用に関する事項 厚生年金基金補塡額　887百万円 退職加算金　1,089 退職給付費用　1,977 （注）厚生年金基金補塡額は、厚生年金基金の解散に伴い当期に発生した当社及び国内連結子会社の追加拠出額であります。	該当事項はありません。

（税効果会計関係）

前連結会計年度 （平成16年３月31日）	当連結会計年度 （平成17年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,493百万円 賞与引当金否認額　1,409 たな卸資産未実現利益　1,604 未払事業税否認額　1,200 その他　1,358 繰延税金資産合計　7,066 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　2,069百万円 減損損失否認額　824 貸倒引当金損金算入限度超過額　181 その他　859 繰延税金資産合計　3,934 繰延税金負債 固定資産圧縮積立金　△467百万円 特別償却準備金　△289 その他　△165 繰延税金負債合計　△922 繰延税金資産の純額　3,012	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 たな卸資産未実現利益　1,710百万円 賞与引当金否認額　1,529 未払事業税否認額　691 たな卸資産評価損否認額　455 未払費用否認額　497 その他　1,615 繰延税金資産合計　6,500 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　1,876百万円 減損損失否認額　861 工場閉鎖損失否認額　510 その他　740 繰延税金資産合計　3,989 繰延税金負債 固定資産圧縮積立金　△434百万円 特別償却準備金　△266 その他有価証券評価差額金　△25 その他　△165 繰延税金負債合計　△891 繰延税金資産の純額　3,097
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 連結財務諸表提出会社の法定実効税率　41.7％ （調整） 海外連結子会社の税率差異　△12.4 交際費等永久に損金に算入されない項目　0.7 住民税均等割等　0.2 受取配当金等永久に益金に算入されない項目　△2.1 受取配当金等連結消去に伴う影響額　1.6 試験研究費等の特別税額控除　△1.1 その他　△0.1 税効果会計適用後の法人税等の負担率　28.5	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 連結財務諸表提出会社の法定実効税率　40.4％ （調整） 海外連結子会社の税率差異　△13.8 交際費等永久に損金に算入されない項目　0.4 住民税均等割等　0.1 受取配当金等永久に益金に算入されない項目　△2.6 受取配当金等連結消去に伴う影響額　0.8 持分法による投資利益　△1.8 試験研究費等の特別税額控除　△0.8 その他　0.3 税効果会計適用後の法人税等の負担率　23.0

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度 （自 平成15年4月1日 至 平成16年3月31日）								
	情報・通信		アイケア		生活文化		計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
	エレクトロオプティクス （百万円）	ホトニクス （百万円）	ビジョンケア （百万円）	ヘルスケア （百万円）	クリスタル （百万円）	サービス （百万円）			
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	135,071	4,116	98,203	28,380	4,321	1,350	271,443	－	271,443
(2) セグメント間の内部売上高又は振替高	80	0	18	0	61	5,803	5,964	(5,964)	－
計	135,152	4,116	98,221	28,381	4,383	7,154	277,408	(5,964)	271,443
営業費用	89,982	4,192	80,724	22,108	4,879	6,546	208,434	(5,157)	203,277
営業利益又は営業損失（△）	45,169	△76	17,496	6,272	△496	607	68,973	(807)	68,166
Ⅱ．資産、減価償却費、減損損失及び資本的支出 資産	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
減価償却費	13,205	58	5,735	532	351	29	19,913	75	19,988
減損損失	－	－	－	－	2,040	－	2,040	－	2,040
資本的支出	22,246	36	6,915	1,201	224	14	30,638	20	30,659

	当連結会計年度 （自 平成16年4月1日 至 平成17年3月31日）								
	情報・通信		アイケア		生活文化		計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
	エレクトロオプティクス （百万円）	ホトニクス （百万円）	ビジョンケア （百万円）	ヘルスケア （百万円）	クリスタル （百万円）	サービス （百万円）			
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	165,664	10,749	94,971	31,409	3,672	1,706	308,172	－	308,172
(2) セグメント間の内部売上高又は振替高	526	233	17	0	50	5,054	5,881	(5,881)	－
計	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
営業費用	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
営業利益又は営業損失（△）	63,290	892	17,078	7,141	△420	673	88,655	(3,735)	84,920

	当連結会計年度 (自 平成16年4月1日 至 平成17年3月31日)								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
Ⅱ. 資産、減価償却費、減損損失及び資本的支出 資産	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
減価償却費	14,729	126	5,899	668	−	81	21,506	154	21,660
減損損失	−	766	−	−	92	−	859	−	859
資本的支出	31,962	191	6,786	737	92	218	39,988	186	40,175

(注) 1. 事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク、液晶パネル用部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣、業務請負

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度2,423百万円、当連結会計年度2,873百万円であり、その主なものは、グローバル本社並びに海外の地域本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度52,594百万円、当連結会計年度75,075百万円であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及びグローバル本社並びに海外の地域本社に係る資産等であります。

【所在地別セグメント情報】

	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	188,441	33,112	37,485	12,404	271,443	—	271,443
(2) セグメント間の内部売上高又は振替高	16,789	91	849	60,195	77,926	(77,926)	—
計	205,231	33,203	38,334	72,599	349,369	(77,926)	271,443
営業費用	167,668	31,390	29,293	54,693	283,045	(79,768)	203,277
営業利益	37,562	1,813	9,041	17,906	66,324	1,842	68,166
Ⅱ．資産	161,335	19,058	26,691	66,337	273,423	16,463	289,887

	当連結会計年度 (自 平成16年4月1日 至 平成17年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	230,945	30,775	33,803	12,647	308,172	—	308,172
(2) セグメント間の内部売上高又は振替高	19,048	199	255	89,748	109,252	(109,252)	—
計	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
営業費用	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
営業利益	45,581	62	5,863	31,393	82,900	2,020	84,920
Ⅱ．資産	165,938	17,128	32,927	104,191	320,185	31,297	351,482

(注) 1．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度によっております。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、中国、韓国、台湾等

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度2,074百万円、当連結会計年度2,561百万円であり、その主なものは、グローバル本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度47,511百万円、当連結会計年度72,840百万円であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及びグローバル本社に係る資産等であります。

【海外売上高】

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	38,282	40,168	44,656	11	123,118
Ⅱ．連結売上高（百万円）					271,443
Ⅲ．連結売上高に占める海外売上高の割合（％）	14.1％	14.8％	16.5％	0.0％	45.4％

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	43,519	36,430	61,797	10	141,758
Ⅱ．連結売上高（百万円）					308,172
Ⅲ．連結売上高に占める海外売上高の割合（％）	14.1％	11.8％	20.1％	0.0％	46.0％

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度によっております。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

【関連当事者との取引】

当グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

１．役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員及びその近親者が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈲キュウ・シイ・エスアソシエイツ	東京都港区	3	経営コンサルティング業務	当社取締役権名武雄の直接所有100％	１名	－	※１コンサルタント業務の委託	1	未払費用	－

取引条件及び取引条件の決定方針等

※１．コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。なお、当該取引は平成15年６月をもって終了しております。

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

該当事項はありません。

（１株当たり情報）

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）		当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）	
１株当たり純資産額	1,967.60円	１株当たり純資産額	2,494.37円
１株当たり当期純利益	350.96円	１株当たり当期純利益	578.84円
潜在株式調整後１株当たり当期純利益	350.56円	潜在株式調整後１株当たり当期純利益	577.52円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）	当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	39,548	64,135
普通株主に帰属しない金額（百万円）	49	63
（うち利益処分による取締役賞与）	(49)	(63)
普通株式に係る当期純利益（百万円）	39,499	64,072
期中平均株式数（千株）	112,545	110,690
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	129	253
（うち新株予約権）	(129)	(253)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（重要な後発事象）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
当社は、株主重視の経営を進め、株式数減少により株主価値の向上を図ることを目的として、平成16年５月27日開催の取締役会において商法第212条の規定に基づく自己株式の消却を決議し、次のとおり株式消却を行ないました。 １．自己株式消却の概要 (1) 方式 利益による自己株式の消却 (2) 自己株式の種類及び数 普通株式　　3,775,400株 （発行済株式総数の3.25％） (3) 消却の時期 平成16年６月１日 (4) 消却総額 30,702,267,438円 (5) 消却後の発行済株式総数 112,349,005株	該当事項はありません。

⑤【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（％）	返済期限
短期借入金	335	194	4.7	－
１年以内に返済予定の長期借入金	150	－	－	－
長期借入金（１年以内に返済予定のものを除く。）	－	－	－	－
その他の有利子負債	－	－	－	－
合計	486	194	－	－

（注）平均利率は、当期末残高に対する加重平均利率を記載しております。

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

①【貸借対照表】

		前事業年度 (平成16年３月31日)			当事業年度 (平成17年３月31日)		
区分	注記番号	金額（百万円）		構成比(％)	金額（百万円）		構成比(％)
(資産の部)							
Ⅰ 流動資産							
1．現金及び預金			34,573			34,424	
2．受取手形			8,824			8,774	
3．売掛金	※1		44,511			53,040	
4．商品			2,454			2,676	
5．製品			5,655			5,707	
6．半製品			2,162			2,454	
7．原材料			1,325			1,616	
8．仕掛品			2,932			2,726	
9．貯蔵品			2,075			2,164	
10．関係会社前渡金			－			1,269	
11．関係会社短期貸付金			1,345			2,050	
12．未収入金	※1		4,894			8,770	
13．繰延税金資産			4,814			3,758	
14．その他			1,418			715	
15．貸倒引当金			△560			△628	
流動資産合計			116,425	55.5		129,520	58.3

		前事業年度 (平成16年３月31日)			当事業年度 (平成17年３月31日)		
区分	注記番号	金額（百万円）		構成比 (％)	金額（百万円）		構成比 (％)
Ⅱ　固定資産							
1．有形固定資産							
(1) 建物		27,120			27,217		
減価償却累計額		17,870	9,250		18,418	8,799	
(2) 構築物		2,657			2,706		
減価償却累計額		2,073	584		2,124	581	
(3) 熔解炉		1,324			1,329		
減価償却累計額		440	884		453	875	
(4) 機械装置		83,716			90,802		
減価償却累計額		68,316	15,399		74,569	16,232	
(5) 車両運搬具		113			116		
減価償却累計額		79	33		85	30	
(6) 工具器具備品		10,786			11,590		
減価償却累計額		5,717	5,069		6,085	5,504	
(7) 土地			6,708			6,220	
(8) 建設仮勘定			812			1,066	
有形固定資産合計			38,741	18.5		39,311	17.7
2．無形固定資産							
(1) 施設利用権			53			46	
(2) 借地権			1			1	
(3) ソフトウェア			2,370			2,946	
(4) その他			610			523	
無形固定資産合計			3,035	1.5		3,518	1.6

		前事業年度 (平成16年３月31日)			当事業年度 (平成17年３月31日)		
区分	注記番号	金額（百万円）		構成比 (％)	金額（百万円）		構成比 (％)
３．投資その他の資産							
(1) 投資有価証券			369			771	
(2) 関係会社株式			45,769			40,297	
(3) 出資金			346			1	
(4) 長期貸付金			19			17	
(5) 関係会社長期貸付金			1,381			4,940	
(6) 破産債権、更生債権その他これらに準ずる債権			223			135	
(7) 長期前払費用			760			791	
(8) 繰延税金資産			2,535			2,766	
(9) その他			296			383	
(10) 貸倒引当金			△233			△141	
投資その他の資産合計			51,470	24.5		49,964	22.4
固定資産合計			93,247	44.5		92,793	41.7
資産合計			209,673	100.0		222,313	100.0
(負債の部)							
Ⅰ　流動負債							
１．支払手形			1,025			773	
２．買掛金	※１		20,836			18,151	
３．関係会社短期借入金			5,120			－	
４．未払金			7,223			3,130	
５．未払外注加工費	※１		4,342			7,979	
６．未払法人税等			10,583			6,748	
７．未払費用			5,415			7,094	
８．前受金			113			243	
９．預り金	※１		8,458			7,177	
10．賞与引当金			2,508			2,860	
11．設備未払金			－			8,267	
12．設備関係支払手形			64			24	
13．その他			3			2	
流動負債合計			65,696	31.3		62,454	28.1

区分	注記番号	前事業年度（平成16年３月31日） 金額（百万円）		構成比（%）	当事業年度（平成17年３月31日） 金額（百万円）		構成比（%）
Ⅱ　固定負債							
1．特別修繕引当金			357			540	
2．その他			2			1	
固定負債合計			360	0.2		542	0.2
負債合計			66,056	31.5		62,996	28.3
（資本の部）							
Ⅰ　資本金	※2		6,264	3.0		6,264	2.8
Ⅱ　資本剰余金							
1．資本準備金		15,898			15,898		
資本剰余金合計			15,898	7.6		15,898	7.2
Ⅲ　利益剰余金							
1．利益準備金		1,566			1,566		
2．任意積立金							
(1) 特別償却準備金		460			426		
(2) 固定資産圧縮積立金		858			689		
(3) 別途積立金		141,241			115,241		
3．当期未処分利益		16,861			27,071		
利益剰余金合計			160,988	76.8		144,994	65.2
Ⅳ　その他有価証券評価差額金			△29	△0.0		37	0.0
Ⅴ　自己株式	※3		△39,504	△18.9		△7,878	△3.5
資本合計			143,617	68.5		159,316	71.7
負債資本合計			209,673	100.0		222,313	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成15年4月1日 至 平成16年3月31日) 金額（百万円）		百分比（％）	当事業年度 (自 平成16年4月1日 至 平成17年3月31日) 金額（百万円）		百分比（％）
Ⅰ 売上高			183,771	100.0		224,608	100.0
Ⅱ 売上原価							
1．期首商品たな卸高		3,065			2,454		
2．期首製品たな卸高		4,144			5,655		
3．当期商品仕入高	※9	17,475			36,294		
4．当期製品製造原価	※3 ※9	110,363			119,137		
5．他勘定より振替高	※1	43			707		
合計		135,092			164,249		
6．期末商品たな卸高		2,454			2,676		
7．期末製品たな卸高		5,655			5,707		
8．他勘定へ振替高	※2	467	126,516	68.8	74	155,790	69.4
売上総利益			57,255	31.2		68,818	30.6
Ⅲ 販売費及び一般管理費							
1．荷造運搬費		3,367			3,755		
2．広告宣伝費		1,724			1,793		
3．貸倒引当金繰入額		33			67		
4．役員報酬		304			359		
5．給料手当		5,353			6,059		
6．賞与		756			796		
7．賞与引当金繰入額		812			1,118		
8．減価償却費		681			835		
9．研究開発費	※3	5,159			6,400		
10．支払手数料		5,735			6,125		
11．支払賃借料		1,029			970		
12．その他		3,955	28,914	15.7	5,405	33,686	15.0
営業利益			28,341	15.5		35,131	15.6
Ⅳ 営業外収益							
1．受取利息		108			87		
2．受取配当金	※9	2,742			5,292		
3．受取手数料	※9	4,147			5,668		
4．為替差益		－			206		
5．その他		607	7,605	4.1	643	11,899	5.3

		前事業年度 (自　平成15年4月1日 至　平成16年3月31日)			当事業年度 (自　平成16年4月1日 至　平成17年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅴ　営業外費用							
1．支払利息	※9	100			66		
2．操業休止関連費用		－			249		
3．為替差損		1,686			－		
4．その他		549	2,336	1.3	177	493	0.2
経常利益			33,610	18.3		46,536	20.7
Ⅵ　特別利益							
1．固定資産売却益	※4	463			114		
2．特別修繕引当金戻入益		－			34		
3．投資有価証券売却益		59			－		
4．その他		12	536	0.3	－	148	0.1
Ⅶ　特別損失							
1．関係会社株式売却損	※9	616			3,721		
2．環境整備費	※5	－			1,980		
3．工場閉鎖損失	※6	－			1,263		
4．固定資産処分損	※7	1,345			779		
5．減損損失	※8	2,040			541		
6．退職加算金		731			66		
7．営業権償却		3,300			－		
8．厚生年金基金補填金		743			－		
9．投資有価証券評価損		49			－		
10．その他		857	9,684	5.3	103	8,456	3.8
税引前当期純利益			24,461	13.3		38,229	17.0
法人税、住民税及び事業税		11,684			12,354		
法人税等調整額		△2,781	8,902	4.8	907	13,262	5.9
当期純利益			15,558	8.5		24,967	11.1
前期繰越利益			4,122			37,501	
合併に伴う未処分利益引継額			2,776			2,032	
自己株式処分差損			35			49	
自己株式消却額			－			30,702	
中間配当額			5,560			6,678	
当期未処分利益			16,861			27,071	

製造原価明細書

		前事業年度 (自　平成15年４月１日 至　平成16年３月31日)			当事業年度 (自　平成16年４月１日 至　平成17年３月31日)		
区分	注記番号	金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
Ⅰ　原材料費			25,611	23.2		22,779	19.0
Ⅱ　労務費			14,864	13.4		13,970	11.6
Ⅲ　経費							
１．外注加工費		33,642			52,421		
２．その他経費	※２	36,333			30,915		
経費計			69,975	63.4		83,337	69.4
当期総製造費用			110,451	100.0		120,086	100.0
期首半製品たな卸高			1,954			2,162	
期首仕掛品たな卸高			3,551			2,932	
他勘定より振替高	※３		529			306	
合計			116,487			125,487	
期末半製品たな卸高			2,162			2,454	
期末仕掛品たな卸高			2,932			2,726	
他勘定へ振替高	※４		1,029			1,169	
当期製品製造原価			110,363			119,137	

(注)　１．原価計算の方法は製品別工程別総合原価計算を採用しております。

※２．その他経費のうち主なものは次のとおりであります。

科目	前事業年度	当事業年度
減価償却費	8,847百万円	8,471百万円
支払手数料	6,972百万円	5,880百万円
研究開発費	1,120百万円	475百万円
電力料	2,152百万円	1,845百万円
修繕費	2,743百万円	2,723百万円

※３．他勘定より振替高のうち、前事業年度は合併に伴う仕掛品・半製品受入額137百万円及び原価差額の調整配賦額392百万円であり、また、当事業年度は合併に伴う仕掛品・半製品受入額59百万円及び原価差額の調整配賦額246百万円であります。

※４．他勘定へ振替高は、主として貯蔵品への振替高であります。

③【利益処分計算書】

		前事業年度 (取締役会決議日 平成16年５月27日)		当事業年度 (取締役会決議日 平成17年５月27日)	
区分	注記 番号	金額（百万円）		金額（百万円）	
Ⅰ　当期未処分利益			16,861		27,071
Ⅱ　任意積立金取崩額					
１．特別償却準備金		145		140	
２．固定資産圧縮積立金		169		48	
３．別途積立金		26,000	26,315	－	188
合計			43,176		27,260
Ⅲ　利益処分額					
１．配当金		5,563		10,024	
２．任意積立金		111		8,206	
（１）特別償却準備金		111		106	
（２）別途積立金		－	5,674	8,100	18,230
Ⅳ　次期繰越利益			37,501		9,029

（注）１．平成15年11月26日に5,560百万円（１株につき50円）の中間配当を実施しております。

２．平成16年11月26日に6,678百万円（１株につき60円）の中間配当を実施しております。

３．特別償却準備金は、租税特別措置法の規定による積立額及び取崩額であります。

４．固定資産圧縮積立金は、法人税法及び租税特別措置法の規定による取崩額であります。

重要な会計方針

項目	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)	当事業年度 (自　平成16年4月1日 至　平成17年3月31日)
1．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ① 時価のあるもの 当期末日の市場価格等に基づく時価法　(評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) ② 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ① 時価のあるもの 同左 ② 時価のないもの 同左
2．たな卸資産の評価基準及び評価方法	(1) 商品、製品、半製品、仕掛品 総平均法による原価法 (2) 原材料 総平均法による原価法 (一部最終仕入原価法による原価法) (3) 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	(1)　同左 (2)　同左 (3)　同左
3．固定資産の減価償却の方法	(1) 有形固定資産 平成10年4月1日以降に取得した建物 (建物附属設備を除く) については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。 また、当期に取得した営業権については、商法施行規則第33条の規定に従い、一括償却しております。	(1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。
4．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。 (3) 役員退職慰労金引当金 ―――――― (追加情報) 役員に対する退職慰労金制度の廃止に伴い、当事業年度において役員退職慰労金引当金を全額取り崩しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

項目	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	(4) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	
５．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左
６．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
７．その他財務諸表作成のための基本となる重要な事項	(1) 消費税及び地方消費税の会計処理 税抜方式を採用しております。 (2) 固定資産の減損に係る会計基準 （会計方針の変更） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号平成15年10月31日）が平成16年３月31日に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当事業年度から同会計基準及び同適用指針を適用しております。これによる税引前当期純利益に与える影響額は、2,040百万円であります。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除しております。	消費税及び地方消費税の会計処理 同左

表示方法の変更

前事業年度 (自　平成15年４月１日 至　平成16年３月31日)	当事業年度 (自　平成16年４月１日 至　平成17年３月31日)
――――――	(貸借対照表) 投資事業有限責任組合及びこれに類する組合への出資持分は、前期まで投資その他の資産の「出資金」に含めて表示しておりましたが、「証券取引法等の一部を改正する法律」(平成16年６月９日法律第97号)により当該出資持分が証券取引法上の有価証券と定義されたことに伴い、当期から投資その他の資産の「投資有価証券」に含めて表示しております。 なお、前期の投資その他の資産の「出資金」に含まれている投資事業有限責任組合等への出資金は344百万円であります。 「設備未払金」は、前期まで、流動負債の「未払金」に含めて表示しておりましたが、金額的重要性が増したため、当期から区分掲記しております。 なお、前期末の「設備未払金」は4,528百万円であります。 (損益計算書) 営業外費用の「操業休止関連費用」は、前期まで営業外費用の「その他」に含めて表示しておりましたが、金額的重要性が増したため、当期から区分掲記しております。 なお、前期の「操業休止関連費用」は79百万円であります。 特別利益の「特別修繕引当金戻入益」は、前期まで「その他」に含めて表示しておりましたが、金額的重要性が増したため、当期から区分掲記しております。 なお、前期の「特別修繕引当金戻入益」は４百万円であります。

注記事項

（貸借対照表関係）

前事業年度 （平成16年３月31日）	当事業年度 （平成17年３月31日）
※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　4,603百万円 未収入金　3,332 買掛金　6,581 未払外注加工費　3,243 預り金　8,296	※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　6,100百万円 未収入金　7,946 買掛金　5,024 未払外注加工費　7,217 預り金　7,011
※２．資本金 会社が発行する株式の種類　普通株式 及び総数　320,000,000株 発行済株式の種類及び総数　普通株式 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。	※２．資本金 会社が発行する株式の種類　普通株式 及び総数　316,224,600株 発行済株式の種類及び総数　普通株式 112,349,005株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。
※３．自己株式の種類及び数 普通株式　4,857,867株	※３．自己株式の種類及び数 普通株式　967,762株
４．　――――――	４．配当制限 商法施行規則第124条第３号に規定する純資産額 37百万円

（損益計算書関係）

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
※１．他勘定より振替高 合併に伴う商品・製品受入額43百万円であります。	※１．他勘定より振替高 合併に伴う商品・製品受入額707百万円であります。
※２．他勘定へ振替高 在庫の評価減391百万円及びその他76百万円であります。	※２．他勘定へ振替高 見本品費等への振替高74百万円であります。
※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　5,159百万円 当期製造費用　1,120 計　6,279	※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　6,400百万円 当期製造費用　475 計　6,875
※４．固定資産売却益 借地権383百万円及び土地等有形固定資産80百万円の売却益であります。	※４．固定資産売却益 建物43百万円、機械装置41百万円及びその他有形固定資産30百万円の売却益であります。
※５．　――――――	※５．環境整備費 工場跡地の一部に土壌汚染が判明したことに伴い、無害化処理に要した費用等であります。

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
※６．　　　――――――	※６．工場閉鎖損失 ビジョンケア部門の九州ラボを来期に閉鎖することに伴う見積損失額であります。
※７．固定資産処分損 機械装置621百万円、建物450百万円及びその他有形固定資産273百万円の処分損であります。	※７．固定資産処分損 機械装置389百万円、建物190百万円及びその他有形固定資産199百万円の処分損であります。
※８．減損損失 当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当事業年度において以下の資産グループについて減損処理をしました。 場　所／用　途／種　類 クリスタル部門における武蔵工場（埼玉県入間市）等／クリスタル製造設備等／建物・機械装置リース資産等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（2,040百万円）として特別損失に計上しました。その内訳は、建物1,004百万円、機械装置461百万円、リース資産276百万円及びその他297百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。	※８．減損損失 当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当事業年度において以下の資産グループについて減損処理をしました。 (1) クリスタル部門における武蔵工場 場　所／用　途／種　類 埼玉県入間市／クリスタル製造設備等／機械装置工具器具備品等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門の武蔵工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（92百万円）として特別損失に計上しました。その内訳は、機械装置29百万円、工具器具備品35百万円及びその他27百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。 (2) ホトニクス部門における前橋工場 場　所／用　途／種　類 群馬県前橋市／賃　貸／土　地 当社の関係会社であるHOYA CANDEO OPTRONICS㈱の前橋工場の土地は当社が所有しており、同社に賃貸しておりましたが、当事業年度に同工場が閉鎖されたため、当社所有の資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（449百万円）として特別損失に計上しました。 なお、当資産グループの回収可能価額は、路線価を基に測定しております。
※９．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　22,793百万円 外注加工費　30,419 受取配当金　2,737 受取手数料　3,555 関係会社株式売却損　616	※９．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　32,425百万円 外注加工費　48,845 受取配当金　5,288 受取手数料　5,394 支払利息　66 関係会社株式売却損　3,721

（リース取引関係）

前事業年度
（自　平成15年４月１日
至　平成16年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,420	1,254	3,674
減価償却累計額相当額	1,354	863	2,217
減損損失累計額相当額	－	276	276
期末残高相当額	1,065	114	1,180

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

１年以内	398百万円
１年超	782
合計	1,180
リース資産減損勘定の残高	276

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	631百万円
リース資産減損勘定の取崩額	－
減価償却費相当額	631
減損損失	276

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

１年以内	99百万円
１年超	1,037
合計	1,137

当事業年度
（自　平成16年４月１日
至　平成17年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,095	895	2,991
減価償却累計額相当額	1,344	630	1,974
減損損失累計額相当額	－	203	203
期末残高相当額	751	62	813

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

１年以内	313百万円
１年超	499
合計	813
リース資産減損勘定の残高	170

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	397百万円
リース資産減損勘定の取崩額	105
減価償却費相当額	397
減損損失	－

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

(有価証券関係)

前事業年度（平成16年３月31日）及び当事業年度（平成17年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

(税効果会計関係)

前事業年度（自 平成15年４月１日 至 平成16年３月31日）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1) 流動の部

繰延税金資産	
減価償却損金算入限度超過額	1,492百万円
賞与引当金否認額	1,013
未払事業税否認額	1,040
たな卸資産評価否認額	397
その他	871
繰延税金資産合計	4,814

(2) 固定の部

繰延税金資産	
減価償却損金算入限度超過額	1,965百万円
減損損失否認額	824
その他	502
繰延税金資産合計	3,291
繰延税金負債	
固定資産圧縮積立金	△467百万円
特別償却準備金	△289
繰延税金負債合計	△756
繰延税金資産の純額	2,535

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

法定実効税率	41.7%
(調整)	
交際費等永久に損金に算入されない項目	0.9
住民税均等割等	0.2
受取配当金等永久に益金に算入されない項目	△4.6
試験研究費等の特別税額控除	△2.4
その他	0.6
税効果会計適用後の法人税等の負担率	36.4

当事業年度（自 平成16年４月１日 至 平成17年３月31日）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1) 流動の部

繰延税金資産	
賞与引当金否認額	1,155百万円
未払事業税否認額	588
たな卸資産評価否認額	421
未払費用否認額	468
減価償却損金算入限度超過額	251
減損損失否認額	181
その他	692
繰延税金資産合計	3,758

(2) 固定の部

繰延税金資産	
減価償却損金算入限度超過額	1,801百万円
減損損失否認額	861
工場閉鎖損失否認額	510
その他	318
繰延税金資産合計	3,492
繰延税金負債	
固定資産圧縮積立金	△434百万円
特別償却準備金	△266
その他有価証券評価差額金	△25
繰延税金負債合計	△725
繰延税金資産の純額	2,766

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

法定実効税率	40.4%
(調整)	
交際費等永久に損金に算入されない項目	0.7
住民税均等割等	0.2
受取配当金等永久に益金に算入されない項目	△5.6
試験研究費等の特別税額控除	△1.7
その他	0.7
税効果会計適用後の法人税等の負担率	34.7

（１株当たり情報）

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）		当事業年度 （自　平成16年４月１日 至　平成17年３月31日）	
１株当たり純資産額	1,290.74円	１株当たり純資産額	1,430.37円
１株当たり当期純利益	138.24円	１株当たり当期純利益	225.55円
潜在株式調整後１株当たり当期純利益	138.08円	潜在株式調整後１株当たり当期純利益	225.04円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	15,558	24,967
普通株主に帰属しない金額（百万円）	－	－
（うち利益処分による取締役賞与）	－	－
普通株式に係る当期純利益（百万円）	15,558	24,967
期中平均株式数（千株）	112,545	110,690
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	129	253
（うち新株予約権）	(129)	(253)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（重要な後発事象）

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
当社は、株主重視の経営を進め、株式数減少により株主価値の向上を図ることを目的として、平成16年５月27日開催の取締役会において商法第212条の規定に基づく自己株式の消却を決議し、次のとおり株式消却を行ないました。 １．自己株式消却の概要 (1) 方式 利益による自己株式の消却 (2) 自己株式の種類及び数 普通株式　　3,775,400株 （発行済株式総数の3.25％） (3) 消却の時期 平成16年６月１日 (4) 消却総額 30,702,267,438円 (5) 消却後の発行済株式総数 112,349,005株	該当事項はありません。

④【附属明細表】

【有価証券明細表】

有価証券の金額が資産の総額の100分の１以下であるため、財務諸表等規則第121条の規定により記載を省略しております。

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産 建物	27,120	887	790 (10)	27,217	18,418	857	8,799
構築物	2,657	121	72 (0)	2,706	2,124	64	581
熔解炉	1,324	34	29	1,329	453	28	875
機械装置	83,716	10,390	3,303 (29)	90,802	74,569	7,784	16,232
車両運搬具	113	9	6	116	85	11	30
工具器具備品	10,786	1,241	438 (35)	11,590	6,085	515	5,504
土地	6,708	－	487 (449)	6,220	－	－	6,220
建設仮勘定	812	13,290	13,035 (16)	1,066	－	－	1,066
有形固定資産計	133,239	25,974	18,164 (541)	141,049	101,738	9,262	39,311
無形固定資産 施設利用権	211	－	－	211	165	6	46
借地権	1	－	－	1	－	－	1
ソフトウェア	6,824	1,366	55	8,135	5,188	778	2,946
その他	2,241	6	－	2,248	1,724	93	523
無形固定資産計	9,279	1,372	55	10,596	7,078	878	3,518
長期前払費用	3,337	299	1,950	1,685	893	266	791
繰延資産 ――――	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

（注）１．当期減少額欄の（　）内は内書きで、減損損失の計上額であります。

２．当期増加額のうち主なものは、次のとおりであります。

機械装置　熊本工場のエレクトロニクス製品製造用設備　3,465百万円

長坂工場のエレクトロニクス製品製造用設備　1,580百万円

八王子工場のエレクトロニクス製品製造用設備　1,493百万円

建設仮勘定　熊本工場　6,155百万円　長坂工場　2,423百万円　八王子工場　1,743百万円

３．有形固定資産の当期増加額には、上記（注）２.以外に、HOYAヘルスケア㈱との吸収分割による増加額2,584百万円（建物396百万円、機械装置1,776百万円ほか）が含まれております。

４．機械装置の当期減少額の主なもの　昭島工場761百万円　長坂工場499百万円　長野工場493百万円

５．建設仮勘定の当期減少額には、関係会社へ売却したもの2,322百万円が含まれております。

６．当期償却額は、損益計算書に区分掲記したもののほかに、製造経費の減価償却費に8,471百万円、販売費及び一般管理費の研究開発費に959百万円、その他の科目に140百万円含まれております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			6,264	－	－	6,264
資本金のうち既発行株式	普通株式	（株）	(116,124,405)	(－)	(3,775,400)	(112,349,005)
	普通株式	（百万円）	6,264	－	－	6,264
	計	（株）	(116,124,405)	(－)	(3,775,400)	(112,349,005)
	計	（百万円）	6,264	－	－	6,264
資本準備金及びその他資本剰余金	（資本準備金）					
	株式払込剰余金	（百万円）	15,370	－	－	15,370
	合併差益	（百万円）	528	－	－	528
	計	（百万円）	15,898	－	－	15,898
利益準備金及び任意積立金	利益準備金	（百万円）	1,566	－	－	1,566
	任意積立金					
	特別償却準備金	（百万円）	460	111	145	426
	固定資産圧縮積立金	（百万円）	858	－	169	689
	別途積立金	（百万円）	141,241	－	26,000	115,241
	計	（百万円）	142,561	111	26,315	116,357
	合計	（百万円）	144,127	111	26,315	117,923

（注）１．発行済株式の当期減少は、平成16年６月１日付で自己株式を当期未処分利益により消却したことによるものであります。

２．当期末における自己株式数は967,762株であります。

３．任意積立金の当期増加額及び当期減少額は、前期決算の利益処分によるものであります。

４．別途積立金の当期減少額は、（注）１．に記載した自己株式の消却を目的とした取り崩しであります。

【引当金明細表】

区分	前期末残高 （百万円）	当期増加額 （百万円）	当期減少額 （目的使用） （百万円）	当期減少額 （その他） （百万円）	当期末残高 （百万円）
貸倒引当金	793	360	90	292	770
賞与引当金	2,508	2,860	2,508	－	2,860
特別修繕引当金	357	443	226	34	540

（注）１．貸倒引当金の当期減少額（その他）は、一般債権に対する貸倒実績率の見直しによる戻入額275百万円及び債権回収による戻入額17百万円であります。

２．特別修繕引当金の当期減少額（その他）は、過年度見積額の見直しによるものであります。

(2) 【主な資産及び負債の内容】

(a) 資産の部

(イ) 現金及び預金

区分	金額（百万円）
現金	810
当座預金	8,518
普通預金	25,067
別段預金	27
小計	33,613
合計	34,424

(ロ) 受取手形

① 部門別内訳

区分	金額（百万円）	主な相手先及び金額	
			（百万円）
エレクトロオプティクス	2,886	凸版印刷㈱	944
		コニカミノルタ㈱	271
		㈱栃木ニコン	248
ビジョンケア	4,927	㈱メガネスーパー	660
		アイジャパン㈱	638
		㈱サン・トピア	295
ヘルスケア	935	㈱リッツメディカル	118
		ヤマト樹脂光学（株）	100
クリスタル	25	シャディ㈱	9
合計	8,774	－	

② 受取手形の期日別内訳

期日別	金額（百万円）
平成17年４月	2,441
〃 ５月	2,117
〃 ６月	1,828
〃 ７月	1,464
〃 ８月	256
〃 ９月以降	665
計	8,774

(ハ) 売掛金

① 部門別内訳

区分	金額（百万円）	主な相手先及び金額	
			（百万円）
エレクトロオプティクス	45,233	富士通㈱	5,248
		HITACHI GLOBAL STORAGE TECHNOLOGIES, INC.	2,052
		大日本印刷㈱	1,976
ビジョンケア	5,583	㈱メガネスーパー	304
		㈱サン・トピア	137
		㈱ビジョン・メガネ	129
ヘルスケア	1,752	HOYAヘルスケア㈱	1,034
クリスタル	471	HOYA CRYSTAL, INC.	41
合計	53,040	－	

② 売掛金の発生及び回収並びに滞留状況

期首残高（百万円） A	当期発生高（百万円） B	当期回収高（百万円） C	当期末残高（百万円） D	回収率（%） $\frac{C}{A+B}$	滞留期間（日） $\frac{A+D}{2} \div \frac{B}{365日}$
44,511	231,170	222,641	53,040	80.8	77.0

(ニ) 商品

種別	金額（百万円）
エレクトロオプティクス商品	351
ビジョンケア商品	2,076
ヘルスケア商品	204
クリスタル商品	44
合計	2,676

(ホ) 製品

種別	金額（百万円）
エレクトロオプティクス製品	2,667
ビジョンケア製品	2,332
ヘルスケア製品	468
クリスタル製品	238
合計	5,707

（ヘ）半製品

種別	金額（百万円）
エレクトロオプティクス製品	2,454
合計	2,454

（ト）原材料

種別	金額（百万円）
ガラス原料	184
金属材料、ガラス材料及び付属品	1,431
合計	1,616

（チ）仕掛品

種別	金額（百万円）
エレクトロオプティクス製品	2,447
ビジョンケア製品	59
ヘルスケア製品	53
クリスタル製品	166
合計	2,726

（リ）貯蔵品

種別	金額（百万円）
補助材料	2,164
合計	2,164

（ヌ）関係会社株式

銘柄	金額（百万円）
HOYA HOLDINGS N.V.	20,260
HOYA MICROELECTRONICS TAIWAN CO.LTD.	4,769
HOYA HOLDINGS, INC.	3,492
その他	11,774
合計	40,297

(b) 負債の部

(イ) 支払手形

① 相手先別内訳

相手先	金額（百万円）
(有)東海エンジニアリングサービス	112
アヒコファインテック(株)	89
(株)近鉄ロジスティックス・システム	64
ニッキ(株)	40
(株)近鉄エクスプレス九州	37
その他	428
合計	773

② 支払手形の期日別内訳

期日	金額（百万円）
平成17年4月	248
〃 5月	228
〃 6月	136
〃 7月	160
合計	773

(ロ) 買掛金

相手先	金額（百万円）
HOYA OPTICS (THAIILAND) LTD.	2,278
東芝セラミックス(株)	1,630
HOYA LENS THAIILAND LTD.	883
HOYA GLASS DISK PHILIPPINES, INC.	809
その他	12,549
合計	18,151

(3) 【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	100,000株券、10,000株券、1,000株券及び100株券とする。ただし、100株未満の株式につきその株数を表示した株券を発行することができる。
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取り、買増し	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
買取・買増手数料	無料
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	該当事項なし

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

（１）有価証券報告書及びその添付書類

事業年度（第66期）（自　平成15年４月１日　至　平成16年３月31日）平成16年６月24日関東財務局長に提出。

（２）半期報告書

（第67期中）（自　平成16年４月１日　至　平成16年９月30日）平成15年12月16日関東財務局長に提出。

（３）有価証券届出書及びその添付書類

平成16年11月25日関東財務局長に提出

（４）有価証券届出書の訂正届出書及びその添付書類

平成16年11月30日関東財務局長に提出

（５）自己株券買付状況報告書

報告期間（自　平成16年３月１日　至　平成16年３月31日）平成16年４月９日関東財務局長に提出
報告期間（自　平成16年４月１日　至　平成16年４月30日）平成16年５月12日関東財務局長に提出
報告期間（自　平成16年５月１日　至　平成16年５月31日）平成16年６月11日関東財務局長に提出
報告期間（自　平成16年６月１日　至　平成16年６月30日）平成16年７月９日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成１６年６月１８日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治	印
代表社員 関与社員	公認会計士	小川　陽一郎	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

連結財務諸表作成のための基本となる重要な事項　４．会計処理基準に関する事項(7)その他連結財務諸表作成のための重要な事項　ロ固定資産の減損に係る会計基準に記載のとおり、会社は当連結会計年度から固定資産の減損に係る会計基準の適用が認められることとなったため、この会計基準を適用し連結財務諸表を作成している。

また、重要な後発事象に記載されているとおり、会社は、平成16年５月27日開催の取締役会において、保有する自己株式のうち普通株式3,775,400株を、利益により平成16年６月１日付けで消却する旨を決議している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１７年６月１７日

HOYA株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	小川　陽一郎　印
指定社員 業務執行社員	公認会計士	羽鳥　良彰　印
指定社員 業務執行社員	公認会計士	坂本　一朗　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１６年６月１８日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治	印
代表社員 関与社員	公認会計士	小川　陽一郎	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成15年４月１日から平成16年３月31日までの第66期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な会計方針　７．その他財務諸表作成のための基本となる重要な事項　(2)固定資産の減損に係る会計基準に記載のとおり、会社は当事業年度から固定資産の減損に係る会計基準の適用が認められることとなったため、この会計基準を適用し財務諸表を作成している。

また、重要な後発事象に記載されているとおり、会社は、平成16年５月27日開催の取締役会において、保有する自己株式のうち普通株式3,775,400株を、利益により平成16年６月１日付けで消却する旨を決議している。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１７年６月１７日

HOYA株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	小川　陽一郎　印
指定社員 業務執行社員	公認会計士	羽鳥　良彰　印
指定社員 業務執行社員	公認会計士	坂本　一朗　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成16年４月１日から平成17年３月31日までの第67期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

HOYA

2005 HOYA REPORT



ふたつの手がしっかりと握り合い、大きな力が生まれます。

HOYAには、二つの大きな事業の柱があります。
一つは、「情報・通信」という事業分野です。
この事業分野では、デジタル家電製品になくてはならない製品、例えば、デジタルカメラに使われる光学レンズや、
パソコン・携帯音楽プレイヤーなどに組み込まれているHDD（ハードディスクドライブ）用のガラスディスク、
そして半導体や液晶パネルの開発に必要不可欠なマスクブランクスやフォトマスクなどを製造しています。
もう一つは、メガネレンズやコンタクトレンズのメーカーとして、
みなさまに親しまれ、ご愛用いただいている「アイケア」という事業分野です。
これらの製品で、HOYAはいずれも高い市場シェアを誇っています。
この二つの事業が、しっかり手を握り、切磋琢磨し合って成長しているのがHOYAです。

HOYA



業績の見通し等、将来の情報に関する注意事項

●このアニュアルレポートに記載されている、HOYAの業績の見通し等、将来に関する情報は、現段階における各種情報に基づいて当社の経営陣が判断したものであり、実績は、為替レート、市場動向、経済情勢などの変動により、かかる情報と大きく異なる可能性があることを、予めご承知おき下さい。

本文中の表記について

●当社の決算日は毎年3月31日であり、本書中の年表示は、いずれも各年の3月31日に終了した会計年度を表しています。
●このアニュアルレポートの中で、前期、当期、今期とは、それぞれ2004年3月期、2005年3月期、2006年3月期を示しています。

財務ハイライト

	2004年3月期	2005年3月期
売上高 (百万円)	271,443	**308,172**
営業利益 (百万円)	68,166	**84,920**
経常利益 (百万円)	66,554	**89,525**
当期純利益 (百万円)	39,548	**64,135**
総資産 (百万円)	289,887	**351,482**
株主資本 (百万円)	218,978	**277,889**

1株当たりデータ (円)		
当期純利益	350.96	**578.84**
潜在株式調整後当期純利益	350.56	**577.52**
配当金	100.00	**150.00**
株価収益率 (PER) (倍)	28.92	**20.39**
株価キャッシュ・フロー倍率 (PCFR) (倍)	17.61	**15.07**
株価純資産倍率 (PBR) (倍)	5.16	**4.73**
期末株価 (円)	10,150	**11,800**

目 次

セグメント情報について

●各セグメントに関する情報は、本文の各部門別に加えて、「財務報告(P.34～45)」中にもあります。
併せてご利用下さい。

「光」を事業領域とするHOYA、
経営資源の最適配分が私の仕事です。



代表執行役 最高経営責任者　鈴木　洋

To Our Stakeholders

株主および顧客のみなさまへ

CEO（最高経営責任者）の鈴木洋でございます。
株主および顧客のみなさまに、HOYAの2005年3月期の連結決算概要のご報告、
ならびに今後の事業方針につき、ご説明申し上げます。

HOYAには「情報・通信」（エレクトロオプティクス部門、ホトニクス部門）と「アイケア」（ビジョンケア部門、ヘルスケア部門）という二つの事業の柱があります。「情報・通信」の主力製品は、デジタルカメラに使われる光学レンズ、パソコンや携帯音楽プレイヤーに組み込まれているHDD（ハードディスクドライブ）用ガラスディスク、半導体や液晶パネルの製造・開発に必要不可欠なマスクブランクスやフォトマスクです。「アイケア」は、日常の生活においても馴染みのあるメガネレンズ、コンタクトレンズなどが主力製品となります。

一見したところ、この二つの事業に関連性を見いだすのは、難しいことかもしれません。HOYAが創業時から事業のコア（核）としてきた「ガラス」をキーワードにしても、説明がつきません。なぜなら、メガネレンズのほぼ9割はプラスチック製というように、「アイケア」ではガラス以外の素材が多く使われているからです。

では、両者をつなぐキーワードは何かと申しますと、「光」がHOYAの事業領域であると言えるのではないでしょうか。光学レンズ、メガネレンズ、コンタクトレンズは、まさしく光を巧みに屈折させる製品です。マスクブランクスやフォトマスクも、光を調整し微細な加工を施すための製品です。光を自由に操る道具として、特殊なガラス素材を作り、それを精密に磨き、何層もの膜を均一につける技術に、HOYAは長けてきました。

直感的には関連性がない二つの事業も、「光」をキーワードにすることで、実はHOYAならではの事業であるとご理解いただけると思います。HOYAはこれからも、この二つの事業を車の両輪として上手にバランスを取りながら、継続的に発展させていく所存です。

2005年3月期を振り返って

2005年3月期の連結業績は、売上高3,081億円（前期比13.5%増）、営業利益849億円（同24.6%増）、経常利益895億円（同34.5%増）、当期純利益641億円（同62.2%増）となりました。前半は、デジタル家電関連製品に対する旺盛な需要を反映し、エレクトロオプティクス部門は需要の拡大に供給が追いつかないほど活況を呈しました。それに対し、後半はデジタルカメラなどのデジタル家電関連製品の需要が弱まり、市場における生産調整が本格化したため、HOYAの業績にも影響をおよぼしました。

当期は、将来を見据えた投資を積極的に行った年でもありました。2004年8月に中国で光学レンズの工場と、シンガポールで眼内レンズの工場が稼動を開始し、2005年1月には、台湾で液晶用フォトマスクの工場が立ち上がりました。タイではメガネレンズの工場新設とガラスディスクの増産投資を行いました。これらの投資は今期以降、その成果が顕在化してくるものと期待しています。

デジタル家電が好業績の牽引役。



＜情報・通信＞

エレクトロオプティクス部門は、売上高が前期比22.6%の増収、営業利益は40.1%の増益となりました。デジタル家電関連製品の需要拡大と、市場のニーズに応える製品を供給したことが、好調な業績につながりました。

ホトニクス部門は売上高161.2%増収、営業利益は赤字から黒字に転換しました。前期までエレクトロオプティクス部門として売上を計上していたHOYA CANDEO OPTRONICS(株)を当期より当部門に移管したことによるものです。

「情報・通信」分野のこの一年は「上期好調、下期減速」という言葉で総括されます。その中でも特に、光学レンズ事業が最も象徴的でした。というのも、デジタルカメラに使われる光学レンズ市場においてはHOYAの占めるシェアが高く、そのため夏頃から始まったデジタルカメラ市場の生産調整の影響を大きく受けました。

マスクブランクスとフォトマスクについては、顧客である半導体メーカー、液晶パネルメーカーの新製品開発の動向と密接に関連しています。これらについても、前半は活発でしたが、年後半から一部のメーカーが開発を抑制したため、前半と後半で明暗が分かれた格好となりました。

一方、HDD用ガラスディスクに関しては、携帯音楽プレイヤー向けの小型ディスクが好調であったことに加え、ノートパソコンやサーバ用への需要も強く、年間を通じて拡大傾向が続きました。

＜アイケア＞

ビジョンケア部門は売上高前期比3.3%減収、営業利益2.4%減益、ヘルスケア部門は売上高10.7%増収、営業利益13.9%増益となりました。メガネレンズ、コンタクトレンズはいずれも成熟市場ではありますが、高付加価値製品の販売で、差別化戦略を推し進めています。

メガネレンズは、グローバルに事業を展開していますが、国ごとに政治・経済、商慣習、生活習慣は異なるため、それらを考慮した細かな事業戦略が必要となります。日本では、ここ数年続いていた低価格商品の攻勢が衰え、HOYAが強みとしている高機能製品へ需要が回帰してきたことから、業績にも回復の兆しが見えてきました。欧州では、最大の市場であるドイツにおいてメガネを購入する際に適用されていた健康保険制度が廃止されたことや、フランスおよびスペインでの加工工場移転にともなう混乱の影響で減収を余儀なくされました。

コンタクトレンズのビジネスでは、直営の専門店「アイシティ」を展開しており、2005年3月末で国内124店舗を数えるまでに拡大しました。当期も、店舗のスクラップ&ビルド(閉店、移転、出店)を積極的に進め、競争力の向上に努めました。

白内障の治療に使われる医療用眼内レンズ(IOL)は、HOYAの高品質な製品が市場で高い評価を得て、高成長を続けている事業です。将来的には、先進国を中心に高齢化による白内障患者数の増加が見込まれており、当期は、世界的な需要拡大に向け、海外展開への本格的な第一歩を踏み出しました。

＜その他の事業＞

クリスタル事業は減収となりました。同事業は縮小均衡の過程にあり、適正な事業規模まで収斂される予定です。ワイングラスや器などのテーブルウェア、花瓶や時計などのインテリア、そしてジュエリーなどを製造・販売していますが、ギフト市場の縮小、海外製品との競合などにより、同事業は年々縮小しています。

私がCEOとして常に念頭に置いているのは、限られた経営資源を、いかに最適に配分するかということです。日々の事業推進に関わる権限は、各事業部に大幅に委譲されており、私が細かく指図することはありません。「選択と集中」という言葉で表現されるように、将来の成長分野に人材、資金をシフトさせ、逆に成長が見込まれない分野は、聖域を持たずに縮小することが必要であり、これが多様な事業を手掛けるHOYAにおける私の役割であると考えています。

今後の見通し

「情報・通信」においては、引き続き拡大する需要に対応できるよう、前期から当期にかけて大規模な設備投資を行ってきました。今期以降は、これらの投資を効率的に運営することで、さらなる事業の拡大を追求していく予定です。デジタルカメラの伸び率の鈍化など懸念材料は残りますが、カメラ付携帯電話の高画素化、液晶テレビの大型化、携帯音楽プレイヤーの市場拡大など、HOYAにとっての追い風も少なくありません。これら需要拡大の契機をつかんで、市

株主の皆様にはもっと経営に参加して欲しい。

場における確固たるプレゼンスを構築していく考えです。

一方で、今期は、「アイケア」への投資を積極的に進める方針です。当期に不採算製品からの撤退や組織再編などを進めた結果、強固な収益構造の基盤ができあがりつつあります。また、デジタル家電関連製品の需要拡大で「情報・通信」の収益全体に占める割合が大きくなりすぎており、「情報・通信」「アイケア」という二つの事業ポートフォリオのバランスをとるためにも、今後は「アイケア」へ注力していきます。特に、成長の余地が大きい欧州地域を優先的に、事業の拡大を図っていく予定です。

M&A（企業の合併と買収）については、既存事業の領域にこだわらず積極的に検討していく方針です。ここ数年、財務体質の強化に取り組んできたため、現状は現預金の保有がやや厚くなりすぎています。すべての事業には、誕生期から成長・拡大期を経て、衰退期といった寿命があると考えていますので、常に新しい事業を創出あるいは取得し、将来にわたる成長率を高めていくことが重要と認識しています。M&Aも有効な手段の一つと考えており、必要に応じて資金を振り向けていく考えです。

コーポレートガバナンス

昨今、コーポレートガバナンス（企業統治）という言葉が、注目されています。この言葉には色々な概念が含まれていますが、重要なのは、経営者がどれだけ緊張感を持って経営にあたっているか？ではないでしょうか。

HOYAのコーポレートガバナンスの特徴は、第三者による経営のチェックが、空気のように当たり前の存在になっているという点です。1989年から取締役の総数を徐々に減らしていく一方で、1995年に初めて迎えた社外取締役は、その後も数を増やしてまいりました。現在では全取締役8名のうち、社外取締役が5名と過半数を占めるに至っています。私を含む3名の執行役は、これら社外取締役の監視のもと常に緊張感を持って経営の舵取りを行っています。

コンプライアンス

企業の社会的責任（CSR）という言葉も、日常的に唱えられるようになりました。株主のみなさまや従業員のみならず、広く社会や環境に対して貢献するのが企業の役割・責任であるという考え方です。HOYAが考えるCSRとは、コンプライアンス（法令遵守）チェックを受けたプロセスを経て、市場のニーズに即した製品を世に送り出すことだと考えています。また、明文化されている法令の遵守はいうまでもなく、明文化されていないことでも、常識や慣習に照らし合わせた善悪の判断が肝要と考えます。HOYAでは『HOYAヘルプライン』という、完全匿名で内部通報・相談ができる体制を導入しています。これは、社内の不正や非常識な行為に対し、良識ある社員の正しい意見が、速やかに経営トップに届く仕組みです。今は国内のみの制度ですが、海外グループ会社での導入も検討しています。

To Our Stakeholders

株主および顧客のみなさまへ

株主へのメッセージ

HOYAの企業カルチャーは、見方によっては「慎重すぎる」と思われる面があるかもしれません。企業には、拡大・成長し続ける使命があり、そのためには設備投資や事業買収、人員増員など様々な投資が必要となります。しかしながら、当社については、経営改革などは進んでいるのに、設備投資や事業買収はあまり積極的でなく、機会を逸しているのではないか、というご意見を賜ることがあります。しかし、そこには、株主様からお預かりしている大切な資産を最適な方法で活用したいという考えが根底にあるからに他なりません。HOYAでは投資の意思決定を行う際、見込まれる収益や機会損失によるロス、そしてあらゆる事業リスクを考慮したうえで、それに見合うだけの十分なリターンを得なければならないという強い意識が、経営陣はもとより、各事業部、末端の社員にまで行き渡っています。これこそがHOYAのDNAではないか、と思っています。

そんなHOYAの成長を支えるのは株主のみなさまです。コーポレートガバナンスの究極の形は、株主のみなさまによる合議制なのかもしれません。ただ、それでは非効率な面もありますので、取締役会が経営を、執行役が事業運営を代行しているとお考えください。そのようなわけですから、株主のみなさまには、会社の運営に関わっているという意識と自負のもと、これからも様々なご意見やご要望をお寄せいただくとともに、さらなるご支援を賜りますようお願い申し上げます。



代表執行役 最高経営責任者　鈴木　洋



At a Glance
事業概要



Eye Care

メガネレンズとコンタクトレンズは、景気に大きく左右されない安定した業績を残しています。両分野とも成熟市場であるため、売上高こそ、過去4年間の年平均成長率は4.5%にとどまりますが、ここ数年は収益構造の改善が進み、営業利益の年平均成長率は17.5%となっています。引き続き、「情報・通信」に並ぶ事業分野として業容の拡大を目指します。


アイケア分野
売上高(百万円)
営業利益率(%)
150,000
120,000
90,000
60,000
30,000
0
116,289
121,105
126,584
126,380
25
20
15
10
5
0
2002.3
2003.3
2004.3
2005.3

Information Technology

デジタル家電関連製品の旺盛な需要が、業容の拡大に貢献しています。過去4年間における売上成長率は年平均11.2%、営業利益成長率は年平均20.0%と、売上・利益ともに2桁成長を続けています。全社に占める売上構成比も、4年前の46.2%から57.2%に高まり、営業利益の構成比も、62.2%から75.6%に高まりました。


情報・通信分野
売上高(百万円)
営業利益率(%)
200,000
150,000
100,000
50,000
0
108,653
116,946
139,187
176,413
50
40
30
20
10
0
2002.3
2003.3
2004.3
2005.3



Lifestyle Refinement

クリスタル事業は、ギフト市場の縮小や海外製品との競争激化など市場環境が厳しく、過去4年間、縮小傾向が続いています。製品の絞込みを行いながら、市場のニーズに即した事業規模を模索している段階です。


売上高(百万円)
営業利益率(%)
12,000
8,000
4,000
0
10,322
8,241
5,672
5,378
6
5
4
3
2
1
0
2002.3
2003.3
2004.3
2005.3





情報・通信分野

エレクトロオプティクス部門

半導体や液晶パネルの製造工程で必要なマスクブランクスやフォトマスク、あるいはデジタルカメラ用光学レンズや、HDD用ガラスディスクなどが主要製品です。デジタル家電の市場拡大により、好調な業績が続いており、売上・利益ともにHOYAグループにおける牽引役となっています。



売上高(百万円)
営業利益率(%)
200,000
150,000
100,000
50,000
0
40
30
20
10
0
2002.3
2003.3
2004.3
2005.3

ホトニクス部門

特殊光源装置やレーザーを利用した医療用装置・産業用装置が主力製品です。光技術を応用した光機器(レーザー、UV)製品を、工業・医療分野など多岐にわたる分野へ提供しています。前期に実施された事業再編により、エレクトロオプティクス部門に含まれていた子会社が移管されてきたため、当期は売上高が増加しています。



売上高(百万円)
営業利益率(%)
12,000
8,000
4,000
0
12
8
4
0
-4
-8
-12
2002.3
2003.3
2004.3
2005.3



アイケア分野

ビジョンケア部門

メガネレンズを中心に製造・販売しています。成熟市場ゆえに売上高の伸長は穏やかながら、高機能製品の投入と海外生産による効率化を進めており、堅実な利益率を維持しています。トップシェアを誇る日本市場をはじめ、欧州、アジア、北米を中心にグローバルに事業を展開しています。



売上高(百万円)
営業利益率(%)
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
2002.3
2003.3
2004.3
2005.3

ヘルスケア部門

コンタクトレンズの製造と、直営店「アイシティ」による小売りが売上高の大部分を占めます。激しい競争環境のなか、顧客重視の姿勢とニーズにマッチした商品・サービスの充実により国内トップシェアを維持しています。
成長分野として期待される白内障治療のための眼内レンズも、同部門に含まれます。



売上高(百万円)
営業利益率(%)
35,000
25,000
15,000
5,000
0
25
20
15
10
5
0
2002.3
2003.3
2004.3
2005.3



その他の事業

クリスタル部門

美しい輝きと芸術性が光るクリスタル製品は、贈答用として重宝されていますが、市場の縮小や輸入品との競合など取り巻く環境は厳しくなっており、事業の縮小が続いています。



売上高(百万円)
営業利益率(%)
10,000
8,000
6,000
4,000
2,000
0
3
0
-3
-6
-9
-12
-15
2002.3
2003.3
2004.3
2005.3

サービス部門

主としてHOYAグループ会社向けの情報システムの開発・運用、人材派遣などを行っています。



売上高(百万円)
営業利益率(%)
2,000
1,500
1,000
500
0
10
8
6
4
2
0
2002.3
2003.3
2004.3
2005.3

デジタルカメラも液晶テレビも、
HOYAの高い技術が支えています。

情報・通信分野

Information Technology



デジタル家電という言葉が、一般的に使われるようになって数年が経ちました。その代表的な製品は、デジタルカメラ、薄型テレビ、DVDレコーダー、携帯電話などです。最近では、音楽データをダウンロードして聴くことができる、携帯音楽プレイヤーも新たな代表製品になりつつあります。
デジタル家電やパソコンに組み込まれるLSI（大規模集積回路）※1、テレビやパソコンのモニターに使用される液晶パネル、デジタルカメラ、デジタル家電やノートパソコンに幅広く使用されているHDDなどは、いずれもHOYAの技術が活かされている製品です。
HOYAの「情報・通信」は、デジタル家電関連製品の需要の伸びとともに、業容の拡大が見込まれる分野です。

※1 1,000素子以上の半導体を一つのチップに集積したもの。

半導体製造用マスクブランクス



半導体製造用マスクブランクス
（左：ガラス基板、中央：金属膜を塗布したもの、
右：感光剤をコーティングした完成品）

半導体チップや液晶パネルを製造するときに欠かせない材料が、マスクブランクスとフォトマスクです。HOYAは、これらの分野において、最先端技術と長年培ってきたノウハウを用い、半導体および液晶パネル産業を支えています。特に半導体製造用マスクブランクスでは、その高い技術力と競争力によって、グローバル市場で7割を超えるシェアの高さを誇っています。

マスクブランクスは、高精度で研磨※1されたガラス基板に、金属膜と感光剤をコーティングしたものです。これに、電子ビームやレーザー描画装置で回路パターンを描くとフォトマスクになります。写真でいえば、マスクブランクスは未使用のフィルム、フォトマスクは現像済のネガフィルムに相当します。ネガフィルムに光を透過させることで写真がプリントできるように、半導体製造工程では、露光装置を使い、フォトマスクに描かれている回路パターンを半導体ウエハに転写します。

マスクブランクスには、精細な回路パターンを正確に描くための高解像度に加え、キズやホコリの付着を許さない、無欠陥で高精度な品質が求められます。LSIの高性能・大容量化が進むなか、求められるデザインルール※2も90nm※3から、65nm、45nmと微細になり、位相シフトマスク※4用ブランクスのような高性能品に対する需要がさらに拡大していくと予想されます。HOYAでは、半導体産業の技術革新の一翼を担うべく、主要半導体メーカーやマスクメーカーとの共同開発プロジェクトを通して、次世代の技術開発にも積極的に参加しています。これからも、より高度な顧客ニーズにお応えできるよう、最先端技術の開発に注力していきます。

露光工程における回路パターン転写のイメージ


光源
コンデンサレンズ
マスクブランクス／フォトマスク
半導体チップ製造工程は、カメラに例えると解りやすくなります。マスクブランクスがフィルムの、マスクがネガの役割をし、ウェハ（半導体チップ）はできあがった写真になります。
縮小投影レンズユニット
ウェハ（半導体チップ）

※1 マスクブランクスの表面粗さは、100万分の1ミリメートル（1ナノメートル）、平面度は1,000分の1ミリメートル以下の精度で研磨されています。
※2 製造プロセスとの適合を保証するためのLSI設計時の制約を規定したもの。
※3 ナノメートル、100万分の1ミリメートル。
※4 光の位相差を利用して高解像度を可能にするマスク。

半導体製造用フォトマスク


半導体製造用フォトマスク（手前）

半導体製造工程において、写真でいうネガフィルムの役割をしているのが、半導体製造用フォトマスクです。マスクブランクスや液晶パネル用フォトマスクの開発とのシナジー効果が大きく、HOYAの重要な事業の一つになっています。

当期は、半導体需要が夏以降、急激に落ち込んだためローエンドマスクに対する需要が鈍化しましたが、一方で、半導体メーカーの先端開発は着実に進んでおり、先端用ハイエンドマスクは堅調に推移しました。先端品ではデザインルールが90nmや65nmの量産マスクの供給もすでに開始しており、微細化は今後も進んでいくと考えられます。

半導体の量産において主流になりつつあるArFエキシマ光[※1]によるリソグラフィが、液浸技術[※2]を活用することによって、次世代以降の露光にも引き続き採用される可能性が高まってきました。これは、現在の露光装置を存命させる一方で、次世代の露光技術にも対応でき得る性能のフォトマスクが必要とされていることでもあり、ますます先端マスクの開発の重要性が増してきます。市場での競争が激化するなか、HOYAは今後もパートナー企業との強い提携関係のもと、高付加価値製品の開発・製造に注力していく方針です。

※1 フッ化アルゴン、波長193nm
※2 次世代の半導体露光技術で、レンズとウェハの間に液体を満たし、解像度を高めることができる。

液晶パネル用フォトマスク


液晶パネル用フォトマスク

液晶テレビやパソコンのモニターなどの液晶ディスプレイパネルを製造するためのパターン原版となるのが、液晶用フォトマスクです。液晶テレビは年々大型化の傾向にありますが、大型パネル用フォトマスクはHOYAの得意とする分野であり、技術的競争力が発揮されます。

当期は、需要の拡大とパネルメーカー各社のニーズに応えるため、台湾と韓国に液晶用フォトマスク工場の建設を進め、台湾工場はすでに05年1月より稼働を開始しました。現在、大型テレビ用のパネルサイズとしては、第5世代、第6世代[※3]が主流ですが、新しい台湾・韓国工場は最先端の第7世代や第8世代用マスクの製造ラインとなります。

市場では、ブラウン管テレビからの買い替え需要や大型化の需要増により、液晶テレビの普及率は着実に上がってきてはいますが、さらなる需要喚起には、製造コストの低減が不可欠といわれています。他社に先駆けて開発されたグレイトーンマスク[※4]は、液晶パネルの製造工程を減らして歩留りを向上させ、製造効率向上に貢献する高付加価値マスクです。HOYAはこれからもこうした技術革新をすすめ、液晶関連製品の一層の普及に貢献していきたいと考えています。

台湾工場


※3 第5世代：
パネルメーカーの基板ガラスサイズ
＜1,100mm ×1,300mm＞
32インチワイド液晶テレビ用パネルが3枚とれる。
第6世代：
同＜1,500mm×1,850mm＞
32インチワイド液晶テレビ用パネルが8枚とれる。
第7世代：
同＜1,870mm×2,200mm＞
32インチワイド液晶テレビ用パネルが12枚とれる。
50インチワイド液晶テレビ用パネルが3枚とれる。
第8世代：
同＜2,160mm×2,400mm＞
50インチワイド液晶テレビ用パネルが6枚とれる。

※4 光の干渉、回折効果により中間層（グレイトーン）をつくり出すマスク。このマスクを使用すると、液晶パネルのTFT露光工程を5工程から4工程に減らすことができる。


HDD用ガラスディスク（サブストレートとメディア）

HDD用ガラスディスク

ノートパソコンには、持ち歩く際データを損傷しないように、耐衝撃性の高いHDD（ハードディスクドライブ）が組み込まれています。そのHDDには、従来のアルミ製のディスクに比べ、耐衝撃性に優れているガラスディスクが使われています。HOYAはそのガラスディスクの市場でトップシェアを占めています。

HOYAが作るガラスディスクには、大きく分けると3.0インチ、2.5インチ、1.8インチ、1.0インチの4つのサイズがあります。2.5インチは、広くノートパソコンに使用されているサイズで、8割はノートパソコン用HDD向け、残り2割は外付け用メモリー、カーナビゲーション、ゲーム機向けとなっています。3.0インチはサーバーと呼ばれる高機能コンピューター向けで、高い信頼性が求められます。1.0インチ及び1.8インチは最近急拡大している市場で、音楽データをダウンロードして聴くことができる、携帯音楽プレイヤーに搭載されています。

当期は、携帯音楽プレイヤー用の小型HDDが本格的に立ち上がり、HOYAが他社に先駆けて開発してきた小口径のガラスディスク基板と、その基板の上に磁性膜をコーティングしたメディアの量産技術が、HDDの新しい用途の拡大に貢献した年となりました。

現在、東南アジアが主要な生産拠点となっており、ガラスの素板に研磨を施したガラス基板（サブストレート）はタイとフィリピンの工場で、メディアはシンガポールで製造されています。当期は、2004年3月に日本板硝子（株）から生産設備を含む事業を譲り受けたことで供給能力の増強が図られました。また、今後もアプリケーションの広がりなどによる需要の拡大が継続すると見込まれるため、既存工場の増産投資に加え、ベトナムにおいて、三つめのガラス基板工場の建設に着手しています。

ノートパソコンに搭載されているHDDガラスディスク（イメージ）




光学レンズ



非球面レンズ

光学レンズ

HOYAは光学ガラスからレンズまでを一貫生産する数少ないメーカーとして、ガラスモールドレンズ（非球面レンズ）の開発に早い段階から取組み、ビデオカメラやデジタルカメラを中心に高性能な光学機器の実現に貢献してきました。収差特性に優れた非球面レンズは、焦点距離を短くしたり、必要なレンズ枚数を減らすことができるため、カメラの小型化・軽量化を可能にします。

現在、HOYAの光学レンズのおおよその売上構成比は、デジタルカメラ用が6割、デジタルビデオカメラ用が2割、残りがプロジェクターおよび複写機用などとなっています。市場では、数多くのメーカーからデジタルカメラが販売されていますが、それに使われるガラス製レンズにおいてはHOYAが高いシェアを占めています。

ここ数年、一貫して需要が拡大していたデジタルカメラ市場ですが、2004年の夏以降は市場における生産調整が鮮明になり、後半は減速傾向を強めました。当事業の業績もデジタルカメラの出荷台数の鈍化に比例して影響を受けました。そのような環境のもと、2004年8月、中国の蘇州に光学レンズの工場を立ち上げました。海外生産によるコストダウンをはかり、今後需要の拡大が予想されるカメラ付携帯電話用レンズの生産を開始しています。現在、カメラ付き携帯電話に使用されているレンズのほとんどはプラスチック製ですが、今後、カメラの高画素数化（200〜300万画素以上）が進むにつれ、軽量で収差特性に優れたHOYAの非球面レンズへのニーズが高まると考えられます。

また、液晶やプラズマに続く第三の薄型大画面テレビとして成長が期待されているリアプロジェクション（背面投射）方式のテレビでは、ハイビジョン画質を実現するため投影レンズには特殊な高性能ガラスが要求されます。この分野でも、HOYAの技術が活かせることから、今後も積極的に注力していきます。

非球面モールドレンズと球面レンズの比較


<非球面レンズ>
焦点面
光軸
<球面レンズ>
焦点面
光軸

非球面モールドレンズの特長

研磨不要の高精度レンズを製造可能にした非球面モールドレンズ。球面レンズに比べ収差（歪み）が少なくなるため、光学系の精度を高めると共に、レンズの使用枚数を少なくできるため、製品の小型化や設計の自由度を向上させました。


HOYA
HOYA
レーザー発振器（LASER SYSTEM HSL-4000）

ホトニクス

ホトニクス部門では、光技術を応用した光機器（レーザー、UV）製品を、工業・医療など多岐にわたる分野で提供しています。同事業は、医療用レーザー治療装置を製造・販売するHOYA PHOTONICS, INC.と、HOYAグループ数社に分散していた電子産業用特殊光源・光学事業を2003年末に再編成して設立されたHOYA CANDEO OPTRONICS（株）等で構成されています。

医療分野では、外科手術で使われるレーザーメス、歯科用レーザー治療装置、皮膚科・形成外科用レーザー装置などを取り扱っています。一方、産業分野では、UV光源やエキシマ光源などの特殊光源装置や、レーザー発振器、また、半導体の製造プロセスにおいて解析補助加工を施すレーザーマーカー装置などを提供しています。産業用のいずれの製品も、顧客が半導体産業やFPD産業であることから、今回の事業再編によるシナジー効果は大きいと考えています。

「CANDEO」は、ラテン語で「輝く」という意味です。その名のとおり、製品も会社も輝けるような「オンリー・ワン」を目指しています。


HOYA
スポットUV光源装置（EXECURE 4000）

大切な目だから、HOYAはいつも
真摯な姿勢で取り組んでいます。

アイケア分野
Eye Care



「アイケア」は、メガネレンズを主力にフレームを含むメガネ製品の製造・販売を行うビジョンケア部門と、コンタクトレンズおよび眼内レンズの製造・販売を行うヘルスケア部門で構成されています。ともに目に関わる事業ですが、ビジネス・モデルはそれぞれ異なります。メガネレンズがグローバルな市場で製造とメガネ店向けの卸販売を行っているのに対し、コンタクトレンズは、製造および国内直営専門店「アイシティ」による小売りビジネスを展開しています。「アイシティ」は、顧客ニーズに徹した店舗展開で順調に業績を伸ばしています。眼内レンズ(IOL)は白内障の治療に使われる医療用具であり、主に病院など医療関係機関と連携し製品開発を進めています。ビジネスとしては異なるアプローチをとる製品群ですが、長い間「目」にかかわる事業に携わってきたHOYAだからこそできる、高品質でユーザーの立場に立ったサービス提供を目指しています。そして、様々な角度から人々の目をサポートしていきたいと考えています。



メガネレンズ

メガネは成熟した市場と思われがちですが、HOYAでは絶え間なくレンズ技術の開発を進め、お客様のニーズにお応えできる、高機能かつ高品質な製品を提供し続けています。たとえば、プラスチックレンズ素材では、高屈折率の「EYAS」、「EYNOA」、「EYRY」、高強度の「PHOENIX」、また、反射防止コーティングでは、汚れを拭き取りやすい「VPコート」に加え、傷のつきにくい「SFTコート」を他社に先駆けて開発し、お客様に提供しています。レンズ設計の分野においては、近くから遠くまでバランスの取れたゆれ・ゆがみの少ない視界を実現した「Hoyalux iD」は、HOYAが世界で初めて開発した両面複合累進屈折力レンズです。

現在、日本、欧州、北米、およびアジア太平洋地域を中心にビジネス展開をしていますが、なかでも日本と欧州は戦略上重要なマーケットととらえています。メガネレンズのビジネスでは、地域や国により市場の特性やHOYAの各市場での地位は異なりますので、グローバルに展開しながら、それぞれの事情に合わせた細かい事業戦略が求められます。

日本では、2001年頃から安価なアジア製のメガネを扱ういわゆるスリープライス・ショップが急速に拡大したため、一時的に市場のデフレ傾向が見られましたが、2003年後半から低価格ブームも一段落するなかで、ユーザーの高付加価値製品への回帰も見られました。そのような環境のなか、累進屈折力(遠近両用)レンズ、高機能反射防止コート、新高屈折素材レンズなど高付加価値製品を投入したことで、HOYAの国内売上高は前年を上回る結果となりました。累進屈折力レンズは、特に国民の高齢化に直面する先進国において強いニーズがあります。また、高機能反射防止コートを施したレンズは、特注工場での加工に対する眼鏡店からのニーズが高く、HOYAのオリジナリティを発揮できる製品です。両製品とも、今後の売上高の成長を牽引するものと考えています。

HOYAにとって日本に次ぐ大きな市場である欧州では、イギリス、フランス、ドイツ、イタリア、スペインの主要5ヶ国で同地域の売上高の70%近くを占めています。HOYAの技術を活かした高機能製品が受け入れられやすい市場でもあり、引き続き成長が期待される地域です。しかしながら、当期は、HOYAにとって欧州最大の市場であるドイツにおいて、2003年12月末まで適用されていたメガネの購入に対する健康保険制度が廃止されたため、その駆け込み需要の反動から大幅減収となりました。さらに、フランスでの特注工場の組織変更にともなう受注減の影響も加わり、欧州全体でも売上高は減収となりました。今後は、すでに日本で好評をいただいている高機能製品の「VPコート」や「Hoyalux iD」、また欧米で人気の調光レンズ(屋外では発色し屋内で透明になるレンズ)の新製品「SunTech」シリーズの販売を強化するとともに、マーケティングにも力を入れていきます。


HOYA
メガネレンズ量産工場(タイ)



調光レンズ「SunTech」



北米では、2000年以降いくつかの特注工場を買収したことにより、急激に事業規模を拡大しました。北米は、日本や欧州と異なる消費者ニーズと流通構造をもつ市場ですが、HOYAの得意な反射防止コートなど高付加価値製品の市場への浸透や、人気の「Phoenix」素材の品揃え強化による売上成長と、特注工場におけるオペレーション効率化により、収益構造の改善に努めています。

アジア太平洋地域は他の地域に比べ、市場規模はまだ大きくありませんが、2桁の急成長を続けている有望な市場です。一口にアジア太平洋といっても、オーストラリアのように高付加価値製品が伸長している国もあれば、現在は価格指向でも将来の成長ポテンシャルが有望視されている中国など、マーケットは多様化しています。それぞれの市場に合ったきめ細かいマーケティングを行い、高成長を維持していきます。

メガネレンズの卸市場規模は、日本700〜800億円、欧州3,300億円、北米2,500億円、アジア500〜600億円と当社では推定しています。そのなかでも、中期的には、HOYAの市場シェアが比較的低い欧州や北米での事業拡大が重要であり、これらの市場において高付加価値製品の投入と販売・マーケティング組織の強化を図るとともに、グローバルレベルでは、機動的な生産体制やサプライチェーンの構築により収益構造の強化を図っていく方針です。

SFTコートと従来レンズの比較


スチールウールで傷つけた場合
SFTコート
従来レンズ
当社試験比
砂消で傷つけた場合
SFTコート
従来レンズ
当社試験比

●スチールウール実験



スチールウールに4kgの荷重をかけて、レンズ面を50回往復させる摩耗性耐久試験による。

●砂消しゴム実験



砂消しゴムに1kgの荷重をかけて、レンズ面を100回往復させる摩耗性耐久試験による。


アイシティ

コンタクトレンズと「アイシティ」

ヘルスケア部門では、「お客さまの大切な眼の健康を守ること」を最優先に、お客さま一人ひとりのニーズに合った高品質コンタクトレンズを提供しています。日本最大級の出店規模を誇るコンタクトレンズ専門店「アイシティ」を展開するとともに、眼科医療機関や眼鏡店へのコンタクトレンズ販売も行っています。

HOYAは、コンタクトレンズという視力補正用医療用具を提供するにあたり、お客さまが、安心して、安全にそして快適にコンタクトレンズをご使用できるよう、製品の安全性・品質はもとより、質の高い充実したサービスを提供することを第一と考え、日々、製品・サービスの向上に努めています。

「アイシティ」は、2005年3月末において全国124店舗を数えるまで拡大しています。HOYA製品に加え、世界中から安全性と有効性の高い製品の調達に取り組むほか、お客さま一人ひとりの目と視力に最適な製品をご提供するため、知識豊富な専門スタッフによるコンサルティング販売やアフターサービス※1の充実にも努めています。2007年3月末までには150店舗に拡大させる計画で、お客さまにとって利便性の高い駅ビルやショッピングモールへの出店を中心に、継続的なスクラップ&ビルド(閉店、移転、出店)を進め、集客力の向上および収益力の強化を図っています。



※1 アイシティオリジナルのアフターケアサービス「E-SYSTEM」では、アイシティで販売している指定レンズについて、初回購入後1年以内の度数変更や破損について無料で新しいレンズと交換、紛失は1年以内なら何度でも5,000円で新しいレンズが購入できるサービスを提供しています。

多様化するお客さまの趣向やニーズに合わせて、高付加価値製品の開発にも力を入れており、乱視のお客さまも使用できる乱視矯正用コンタクトレンズや中高年層向けの遠近両用コンタクトレンズなどを開発してきました。なかでも、遠近両用コンタクトレンズは、遠くから近くまで境目なく自然な視界を実現するプログレッシブ設計※2のコンタクトレンズで、HOYAの高い技術が活かされている製品です。

コンタクトレンズは、2005年4月の薬事法改正により、これまで以上に慎重な取り扱いが必要とされる「高度管理医療機器」になりました。HOYAは、業界のリーディングカンパニーとして、これからも万全な体制のもと、みなさまに健康で快適な視界をお届けしていきます。

※2 球面と非球面カーブを組み合わせた累進屈折力レンズで、コンピュータ制御による超精密加工が要求されます。

眼内レンズ(IOL)

「アイケア」において、眼内レンズ(IOL)は、今後もっとも成長が期待されている製品です。IOLは白内障を外科治療するための医療用具で、白内障で白濁した水晶体を摘出したあと、人工水晶体であるIOLを入れて視力を回復することができます。医療の進歩により長寿化が加速した反面、それに伴って先進諸国を中心に加齢による白内障患者の数が急増しています。従来のハードタイプのものから、現在では手術時にレンズを折りたためるフォルダブルソフトレンズが主流になってきています。小さな切開創から挿入できるため、切開部分の回復も早く患者さんの負担は大幅に軽減されます。



軟性アクリル眼内レンズ
HOYA エイエフ-1 (UY)
(着色紫外線吸収型シングルピース眼内レンズ)

軟性アクリル眼内レンズ
HOYA エイエフ-1 (UV)


12.5mm
5.5~6.5mm


原寸比較



眼内レンズ挿入機器
HOYAインジェクターシステム HOYA-IS

2004年には、より自然な色調で視力を回復し、かつ紫外線カット機能もあるイエロータイプのソフトレンズや、手術をより簡便に行うためのインジェクターカートリッジの国内およびヨーロッパでの販売を開始し、すでにHOYA製品の性能と安全性に高い評価をいただいています。国内市場においては順調に事業を拡大しており、日頃から病院や眼科専門医と連携し、医療現場の細かいニーズを開発に反映させたより良い製品をいち早く患者さんのもとへ届けることがHOYAの役目であると考えています。

グローバル市場でも積極的に事業展開を図っており、すでにドイツ、フランス、イタリア、スペイン、イギリスで販売を開始し、アメリカでは2007年にFDA（米国食品医薬品局）の認証を受けるべく、準備を行っている段階です。アジアでも韓国、中国、マレーシア、シンガポールで販売を開始しています。シンガポールに新設した工場は、2004年10月から欧州向けの出荷を始めており、日本への輸入も2005年から始まる予定です。また、シンガポールでは国立の眼科病院でHOYA製IOLの評価試験を行っており、それを足がかりにアジア各国への事業拡大を図ります。

IOLの世界市場規模は現在1,000億円で、5年後には1.5倍に拡大するといわれています。将来的には、視力補正を目的としたIOLが開発される可能性もあり、メガネやコンタクトレンズの市場を巻き込む形での、市場拡大が期待されています。

白内障による視力0.1以下の世界推定人数


（百万人）
250
200
150
100
50
0
1980
1990
2000
2010
2020

出所:
Journal of Community Eye Health
International Resource Centre, International Centre of Eye Health

光が織りなす美のハーモニーが、
生活に彩りと潤いを与えます。

その他の事業

Lifestyle Refinement

その他の事業としては、クリスタル事業とサービス事業があります。クリスタル事業は、1945年に操業を開始し、HOYAのビジネスの中でも、長い歴史と伝統のある事業の一つです。サービス事業は、HOYAグループ内の情報システムの開発・運用、人材派遣などを手掛けています。




Constellation

クリスタル

素材の透明感と光が織りなす美が魅力のクリスタル製品。ワイングラスや器などのテーブルウェア、花瓶や時計などのインテリア、ジュエリー、アートピースなどオリジナリティ溢れる商品を作り出しています。しかしながら、ギフト市場は年々縮小しており、特に企業等の法人の贈答品需要においてその傾向が顕著です。また、製造コストの低い海外製品との競合も、クリスタル事業にとって大きな障壁となっています。

クリスタル事業は事業規模を毎年のように縮小しており、今後も適正なサイズまで縮小を続ける予定です。しかしながら、芸術性の高いデザインと精密なカット技術、そして、HOYAブランドには根強いニーズがあるのも事実です。そのようなニーズに応えるべく、人々の生活に彩りや潤いを提供できるような商品戦略、営業活動に力を入れていきます。


Charcoal collection

R&D and New Businesses

研究開発・新規事業

HOYAは、ニッチではあるものの、絶対的に必要とされる製品やサービスを、技術とビジネスモデルの革新により差別化し、『小さな池の大きな魚』として成長してきました。しかし、市場も競争もグローバル化し、会社の事業規模も拡大してきたため、今後の成長については、これまでよりも大きなスケールで、しかもより速いスピードで取り組む必要があります。
現在、今後の成長に向けて、HOYAは次の三つが特に重要な課題であると考えています。

1.「情報・通信」での技術革新

「情報・通信」は、マスクブランクス、大型パネル用フォトマスク、非球面レンズ、ガラスディスクなど高い市場シェアをもつ製品が事業の柱となっています。各分野においては、次世代の技術や製品を他社に先駆けて実現し事業基盤をより強固なものにする一方で、既存の技術を一瞬で陳腐化させてしまうような新技術をいち早く獲得し、事業の継続的発展を図ることも重要であり、この両立が課題となります。

ブランクスの分野では、次々世代のリソグラフィー技術として電子線と極紫外線（Extreme Ultra Violet＝EUV）が注目されています。HOYAでは、電子線用、EUV用ともにマスク技術の基礎開発を終え、描画機メーカーやデバイスメーカーに描画試験用のマスクを試作提供しています。また、新しい代替技術としてナノインプリント技術※1に注目し、その研究開発に取り組んでいます。次世代のリソグラフィーには、まだ様々な課題が残されていますが、HOYAはマスクブランクスのトップメーカーとして、この分野での技術革新に挑戦し続けます。

光学レンズは、デジタルカメラやカメラ付き携帯電話などデジタルイメージングの拡大に伴い、従来の光学レンズを超える性能と一層の小型化が求められています。HOYAでは、非球面レンズの光学性能をさらに高める高屈折率ガラス材料や低分散ガラス材料の高精度モールド成型技術を開発し、デジタル化が進む光学産業とともに歩みを続けていきます。

小口径のガラスディスクでは、これまでの面内記録方式の記録密度の限界を超える垂直磁気記録方式※2の実用化が間もなく始まります。HOYAでも、垂直磁気記録第一世代の量産開発を進めており、これからもHDDの更なる成長を支えてまいります。

2.「アイケア」の成長

HOYAは、成長性は高いがリスクも高い「情報・通信」分野と、消費財中心で成熟した「アイケア」分野の、二つの主要な事業をバランスよく組み合わせた事業ポートフォリオにより、収益の安定的成長を図ってきました。しかし、ここ数年のデジタル家電の急成長で「情報・通信」分野にバランスが傾いており、安定的成長のため「アイケア」分野の成長をテコ入れすることが第二の課題です。

メガネは成熟した視力矯正技術ですが、HOYAは、素材から光学設計、コーティングにいたるまで、多様な技術を積極的に投入しメガネレンズの技術革新を進めてきました。より薄く、より軽量で高強度のプラスティック素材や高機能コーティングなど、新しいレンズ材料や光学設計の研究・開発に注力し、今後も、より見やすく使いやすい眼鏡レンズを他社に先駆けて提供していきます。

白内障治療に使用される眼内レンズ（IOL）のビジネスは今後、成長が期待される分野です。HOYAは、疎水アクリル系軟性IOLに続き、手術を簡便に行うためのインジェクターカートリッジや、より自然な色調で視力を回復するイエロータイプのIOLを開発しました。今後、世界各国に販売を強化する計画であり、販路拡大のためのM&Aも成長戦略の一つとして積極的に検討していきます。

※1 鐘型を用いたプレス加工をナノスケールに応用したもので、微細な凹凸構造をもつモールド（型）をウエハー上のレジスト（薄膜）に押し付けてパターンを成形する微細加工技術です。
数十ナノメートルの加工も可能で、安価でしかもパターン転写の時間を短縮できるため大量生産にも適していると期待されています。
※2 HDDにデータを書き込む際にディスクの磁性層を従来の水平方向ではなく垂直に磁化することで記録密度を高める技術。

3.新規事業の発掘・育成

第三の課題は、「情報・通信」「アイケア」に続く、第三の事業を育てることです。21世紀の新しい潮流に応え、ニーズの長期的拡大が期待される分野に焦点をあて、HOYA独自の技術で差別化できる事業の開拓を目指します。自社の研究開発とベンチャー投資を両輪として、新技術の獲得と育成を進めるほか、M&Aによる外部からの事業基盤の獲得も視野に入れています。

様々な事業分野について、その可能性を探っていますが、ここでは現在、HOYAが将来の事業の芽として期待し、育成中の三つの新分野をご紹介します。

3C-SiC

ハイブリッド自動車や燃料電池自動車の本格的な実用化を控え、エネルギー効率の高い低損失ハイパワーデバイスに対するニーズはますます高まっています。HOYAでは、パワー半導体材料としての炭化ケイ素（SiC）の特性に早くから注目し、3C型SiCの大口径単結晶を開発してきましたが、デバイスの実用化を加速するためデバイス開発に着手しました。本格的な試作品評価に向けた自動車用パワーデバイスの開発に注力していきます。



3C-SiC

光通信

通信の世界では、光による高速・大容量化と高速無線によるモバイル化が加速しています。HOYAは、光技術の応用として通信用光部品の集積化技術とその接続技術に注目し、『光ファイバーバブル』の崩壊後も長期的視点から研究開発投資を続けてきました。長く低迷が続いた光通信分野も、IP電話やビデオオンデマンドなどのサービスが日米で立ち上がり始め、次の成長の兆しが見え始めています。HOYAも、低損失集積モジュールを中心に、この分野の開発を再加速します。

ガラス実装基板

HOYAは、ガラス材料の微細加工技術と薄膜技術を活かし、微細両面配線ガラス実装基板を開発してきましたが、その優れた高周波特性、微細加工性、両面導通性などにより、高速無線通信分野での実用化が本格的に検討されることとなりました。無線通信用モジュールのさらなる小型化と信頼性向上への寄与が期待されており、開発を加速します。

Corporate Governance
コーポレートガバナンス

HOYAはコーポレートガバナンスを経営上の最重要事項の一つとして認識しており、これまで数々の改革に取り組んできました。「会社は株主のもの」という大原則に基づき、一部の経営陣による社内の論理だけで経営が行われないように、監視役が株主の立場で適宜チェックする体制を構築してきました。同時に、経営と業務執行を分離し、意思決定の迅速化を図っています。

取締役の減少、そして社外取締役が過半数に

HOYAは取締役会の形骸化を防ぎ、活発な議論ができるように、1989年から取締役の数を減らしてきました。1989年に17名いた取締役は、1995年には半分の8名まで減少し、同時に初めて社外取締役を迎えました。2003年には取締役の総数8名に対し、社外取締役が5名と過半数となりました。3名の社内取締役は執行役を兼務し、業務の執行に携わっています。事業部制、カンパニー制という組織形態のなかで執行役から各事業部門長へ大幅に権限委譲を推し進めたことにより、各事業部門長が中心となって業務執行にあたる体制ができています。

●取締役会の変遷

年度	社内取締役	社外取締役	合計
1989	17人		17人
1990	16人		16人
1991	15人		15人
1993	12人		12人
1994	10人		10人
1995			8人
1999			7人
2000			6人
2001			6人
2002			6人
2003			8人
2004			8人

委員会等設置会社への移行

2003年6月に、HOYAは委員会等設置会社に移行しました。取締役および執行役の選任・解任議案を決定する「指名委員会」、取締役と執行役の報酬を決定する「報酬委員会」、会計監査人からの報告を受けて財務諸表を検証するとともに、内部統制の監視・検証を通じて業務および財産の状況を監査する「監査委員会」、以上三つの委員会を設置しています。各委員会のメンバーは、すべて社外から招聘された5人の社外取締役で構成されています。したがって、株主の立場にある社外取締役によって、CEO（最高経営責任者）の解任さえ可能な体制となりました。また、社外取締役を補佐するスタッフの充実も図っています。監査委員会には3名の社員を専任で従事させ、指名委員会と報酬委員会にはそれぞれ1名ずつ、人事関連業務担当の社員が事務局を兼任しています。

●コーポレートガバナンス体制の模式図


株主総会
選任
≪取締役会≫
社内取締役:3名（執行役を兼務）
社外取締役:5名
選任
≪執行役≫
代表執行役
執行役
（社内取締役3名）
監督・助言
報酬委員会事務局
報酬委員会
社外取締役5名
連携・相互監視
指名委員会事務局
指名委員会
社外取締役5名
連携・相互監視
監査委員会事務局
監査委員会
社外取締役5名
事業執行
事業部門



行動基準とHOYAヘルプライン

全社員の行動規範として、HOYAグループの経営理念に基づく「HOYA行動基準」を制定しています。これに違反する行為が発生した場合、社員は匿名で、「HOYAヘルプライン」という組織に、内部通報・相談ができます。この制度は、行動基準違反や法令違反を早期に発見し、経営トップによる迅速な対応を促し、HOYAグループの健全性確保を意図するものです。

ディスクロージャーの充実

公平で迅速な情報開示（ディスクロージャー）は、株主のみなさまの権利を守ることにつながります。四半期毎の決算発表は、各期末から約3週間後に東京証券取引所に届け出て、同時に自社ウェブサイトに公表しています。決算説明会にはCEO、CFOら経営トップが出席し、説明・質疑応答に応対しています。それ以外のIR（投資家向け広報）活動にも、経営トップが積極的に参加しています。

また、株主のみなさまのご出席の便宜を考えて、株主総会は集中日を避けて早期に開催し、招集通知書の発送も早めています。株主総会終了後に、「株主・取締役経営懇談会」を開催し、株主のみなさまとの対話を深める努力をしています。

●取締役会メンバー

塙 義一
社外取締役

河野 栄子
社外取締役

茂木 友三郎
社外取締役
報酬委員会委員長

児玉 幸治
社外取締役
監査委員会委員長

椎名 武雄
社外取締役
指名委員会委員長

丹治 宏彰
取締役執行役
事業開発部門長

江間 賢二
取締役執行役
最高財務責任者

鈴木 洋
取締役代表執行役
最高経営責任者

Environmental Efforts
環境への取り組み

環境保全活動は企業が発展し存続していく上で当然遂行すべき行為であり、企業が活動する上での最低条件ととらえています。
HOYAでは、1976年に各工場で「公害対策委員会」を設置し、環境保全活動に継続的に取り組んできました。
2004年にはHOYAとして第3版となる環境報告書2004を発行し、HOYAの環境への取り組みを紹介しました。
当期も、環境パフォーマンスのさらなる向上に努めました。

1.環境負荷の低減

HOYAでは、生産段階における「エネルギー使用量」、「水使用量」、「廃棄物処理量」、「容器包装材使用量」4項目を重要な環境負荷として認識し、単位売上高あたりの環境負荷を表す売上高原単位を指標として、その継続的な低減に努めています。

エネルギー使用量

設備レベルでは、燃料のLPGから都市ガスへの転換、クリーンルーム空調冷水用冷凍機への水噴霧・気化熱利用による冷凍サイクル効率化、ポンプのインバーター方式への変更などを実施しました。また、オフィスでの空調の温度調整、効率的な照明の実施なども併せて、全事業領域で省エネルギー活動を展開しました。その結果、売上高原単位を前期に比べて約6%削減しました。

水使用量

工場排水の再利用の推進などにより、売上高原単位を前期に比べて約4%削減しました。

廃棄物処理量

研磨汚泥のコンクリート原料としてのリサイクルをはじめ、廃プラスチックのサーマルリサイクル、化学物質のリサイクルなどを推進し、処理量の低減に努めました。その結果、売上高原単位を前期に比べて約28%削減しました。

容器包装材使用量

出荷時の送付箱サイズの見直しにより緩衝材の削減を図りました。

また、製品納品時のダンボール箱のリユースを推進するなどの活動を行い、売上高原単位を前期に比べて約17%削減しました。

●エネルギー使用量



(原油換算kL)
(売上高原単位指数)
100,000
80,000
60,000
40,000
20,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3

●水使用量



(千m³)
(売上高原単位指数)
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3

●廃棄物処理量



(トン)
(売上高原単位指数)
8,000
6,000
4,000
2,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3

●容器包装材使用量



(トン)
(売上高原単位指数)
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
1999.3
2000.3
2001.3
2002.3
2003.3
2004.3
2005.3

注1 売上高原単位指数は、1999年3月期を100とします。
注2 集計対象は以下の国内10生産拠点です。
(HOYA(株)長坂、八王子、熊本、昭島、長野、レンズテクノロジーセンター、水口、九州、武蔵、児玉)



2.環境マネジメントシステムの導入（ISO14001の認証）

HOYAは1996年10月に環境マネジメントシステムの国際規格ISO14001の導入宣言を行い、2001年3月末までに国内外のほぼ全ての量産工場で認証取得しました。その後も計画的に導入を進めており、2005年3月末時点におけるグループ全体での認証取得サイト数は35サイトとなっております。

HOYAグループISO14001認証取得状況一覧

法人（国・地域）	サイト名	認証取得日	最新の更新日
情報・通信分野			
HOYA株式会社（日本）	熊本工場	1998年12月12日	2005年 3月 9日
HOYA株式会社（日本）	長坂工場	1999年 1月27日	2005年 5月 9日
HOYA株式会社（日本）	昭島工場[注2]	1999年 1月29日	2005年 1月29日
HOYA株式会社（日本）	八王子工場	1999年 2月22日	2005年 3月11日
NHテクノグラス株式会社（日本）	四日市工場	1999年 2月12日	2005年 4月26日
HOYA MAGNETICS SINGAPORE PTE.LTD（シンガポール）	SINGAPORE	2000年 3月 3日	2003年 9月 9日
HOYA GLASS DISK（THAILAND）LTD.（タイ）	LAMPHUN	2000年11月24日	2004年 1月23日
HOYA CANDEO OPTRONICS株式会社（日本）	本社、戸田事業所	2000年12月20日	2004年 5月 7日
HOYA株式会社（日本）	長野工場	2001年 1月 5日	2004年 1月 4日
HOYA OPTICS (THAILAND)LTD.（タイ）	LAMPHUN	2001年 2月21日	2004年 2月21日
HOYA OPTO-ELECTRONICS QINGDAO LTD.（中国）	QINGDAO	2004年 2月17日	－
HOYA CANDEO OPTRONICS株式会社（日本）	入間事業所	2004年 5月10日[注3]	－
HOYA GLASS DISK PHILIPPINES, INC.（フィリピン）	LAGUNA	2004年 6月 3日[注1]	－
アイケア分野			
HOYA LENS DEUTSCHLAND GmbH（ドイツ）	MÜLLHEIM	1997年12月 4日	2003年 5月22日
HOYA LENS DEUTSCHLAND GmbH（ドイツ）	MÖNCHENGLADBACH	1997年12月 4日	2003年 5月22日
HOYA LENS DEUTSCHLAND GmbH（ドイツ）	HAMBURG	1997年12月 4日	2003年 5月22日
HOYA株式会社ビジョンケアカンパニー（日本）	レンズテクノロジーセンター	1998年 2月20日	2004年 2月20日
HOYA株式会社ビジョンケアカンパニー（日本）	水口ラボラトリー	1998年 5月 5日	2004年 5月 6日
HOYA株式会社（日本）	児玉研究所	1998年12月 2日	2004年12月 2日
HOYA LENS THAILAND LTD.（タイ）	PATUMTHANI	1999年 7月 8日	2002年 7月18日
HOYA LENS UK LTD（イギリス）	WREXHAM	1999年12月24日	2002年 5月16日
HOYA LENS ITALIA S.P.A.（イタリア）	MILANO	1999年12月29日	2003年 3月31日
HOYA LENS THAILAND LTD.（タイ）	AYUTTHAYA	2000年 1月20日	2003年 3月27日
HOYA LENS GUANGZHOU LTD.（中国）	GUANGZHOU	2000年11月 9日	2003年12月 3日
MALAYSIAN HOYA LENS SDN.BHD.（マレーシア）	KUALA LUMPUR	2001年 4月 9日	2004年 8月 9日
HOYA LENS NEDERLAND B.V.（オランダ）	UITHOORN	2001年11月 1日	2004年11月 1日
HOYA LENS MANUFACTURING HUNGARY RT（ハンガリー）	MATESZALKA	2002年 6月10日	－
HOYA LENS AUSTRALIA PTY. LTD.（オーストラリア）	SYDNEY	2002年 9月16日	－
HOYA LENS AUSTRALIA PTY. LTD.（オーストラリア）	PERTH	2002年 9月16日	－
HOYA LENS KOREA CO., LTD.（韓国）	SEOUL	2002年11月 4日	－
HOYA LENS TAIWAN LTD.（台湾）	HSIN CHU	2003年 5月19日	－
HOYA株式会社ビジョンケアカンパニー（日本）	九州ラボラトリー	2003年 8月28日	－
HOYA LENS IBERIA, S.A.（スペイン）	MADRID	2003年10月16日	－
HOYA LENS SWEDEN AB（スウェーデン）	MALMÖ	2004年 2月 3日	－
その他の事業			
HOYA株式会社クリスタルカンパニー（日本）	武蔵工場	1998年12月 4日	2004年12月 4日

注1：当期（2005年3月期）に認証を取得したサイトです。
注2：昭島工場には敷地内のR&Dセンタービルを含みます。　注3：旧HOYAオプティクス株式会社 入間工場からの変更に伴い再度認証を受けました。

CSR
企業の社会的責任

CSR（Corporate Social Responsibility）、すなわち企業の社会的責任という概念が、一般化しつつあります。企業は自己の利潤を追求するのみならず、地域社会への貢献や環境への配慮など、良き企業市民として活動を行う責任があるわけです。当社では、「HOYA経営理念」に基づき、事業活動を行う際の意思決定や行動に関して、社員一人ひとりが守らなければならない基本原則を定めています。HOYAは、この原則に従った実践を通して、当社グループの成長だけでなく、広く社会・経済・文化の発展と向上に寄与することを目指しています。

HOYA
経営理念

私たちは
情報・通信と生活・文化の領域で
事業の創造と革新をすすめ
人・社会・自然の調和と
真に豊かな社会をつくるために貢献します

HOYA経営基本原則

社会への貢献
会社は良き企業市民として社会貢献活動を行う。
環境保護を企業活動の必須の要件として認識し積極的に行動する。
誠実に法を守ることはもとより社会規範を遵守する。

顧客への貢献
会社は顧客が真に価値あるものと認める製品やサービスを創造する。
安全性に配慮した質の高い製品とサービスを提供する。
経営品質を高め顧客満足度の向上をはかる。

株主への貢献
会社は業績の向上と成長を持続し会社価値の増大に努める。
適正な配当その他株主の期待に応えた利益還元の実行に努める。
企業情報を積極的にかつ公正に開示する。

個人の尊重
会社は社員一人一人の人格・個性を尊重する。
個人の自主性と創造性を最大限に発揮できる機会の拡大と
安全で働きやすい環境を確保する。
社員のゆとりと豊かさを実現するよう最大限努力する。

マネジメントの革新
会社はイノベーションと創造的なテクノロジーにより
新しい価値を創造する。
情報化社会に対応したグローバルネットワーク経営を行う。
グローバルな視点を持ち地域の文化や習慣を尊重した経営を行う。


HOYA
BUSINESS
CONDUCT
GUIDELINES

HOYA行動基準は、
全社員に配付されます。

タイ・スマトラ島沖地震による災害へ義損金寄付

1995年の阪神淡路大震災や2001年の米国同時多発テロの際も、当社はささやかながら被災者やその遺族への援助活動を行ってきました。2004年12月に発生したタイ・スマトラ島沖地震の際も、被災者支援活動の一環として、タイ政府に3,000万円の義損金の寄付を行い、05年1月にタイ政府タクシン首相より感謝状をいただいています。



視力障害者への支援

メガネやコンタクトレンズなど、目に関わる製品を世の中に送り出していることから、当社はこれまでも視力障害者の社会進出を支援する活動を行ってきました。現在は、社員一人ひとりが手軽に支援に参加できるように、「募金箱」を社内の数ヶ所に設置して募金活動を行っています。会社は、マッチング・ギフトとして、社員の寄付金に上乗せして相当額以上を拠出しました。

芸術・文化活動

芸術・文化活動を支援する一環として、2004年より新国立劇場の賛助会員となっています。また、随時チャリティコンサート等への協賛により、恵まれない子供たちへの支援をしています。

Financial Section and Corporate Data

財務・データセクション

目次

10年間の主要連結財務データ

		1996年	1997年	1998年	1999年
売上高（百万円）		167,106	193,402	193,472	201,290
営業利益（百万円）		26,229	32,936	26,394	31,726
経常利益（百万円）		27,376	35,086	26,759	33,612
当期純利益（百万円）		11,056	15,300	12,348	17,836
販売費及び一般管理費／売上高（%）		29.6	27.7	28.2	26.4
総資産当期純利益率（ROA）（%）		5.7	7.1	5.3	7.8
株主資本当期純利益率（ROE）（%）		9.0	11.4	8.5	11.6
株主資本比率（%）		64.3	61.0	63.7	71.7
棚卸資産回転月数		3.2	3.2	3.4	3.2
設備投資額（百万円）		19,439	32,318	19,504	13,654
減価償却費等（百万円）		13,018	15,705	17,570	18,233
研究開発費（億円）		45	60	75	78
1株当たりデータ（円）	当期純利益	93.32	129.70	104.51	151.10
	配当金	21.0	23.0	28.0	30.0
	キャッシュ・フロー	207.31	267.00	257.64	310.61
	純資産（株主資本）	1,082.54	1,220.70	1,270.68	1,362.24
株価収益率（PER）（倍）		39.4	42.7	36.4	44.5
株価キャッシュ・フロー倍率（PCFR）（倍）		17.8	20.8	14.8	21.6
株価純資産倍率（PBR）（倍）		3.4	4.5	3.0	4.9
期末株価（円）		3,680	5,540	3,800	6,720
時価総額（億円）		4,273	6,433	4,413	7,804
従業員数（人）		8,435	9,588	9,320	9,414

注:2003年3月期より、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しており、過年度の1株当たりデータについても、同会計基準及び適用指針に基づいて再計算した数値を記載しております。

●経常利益:営業利益から営業外損益を加減した税引き前の利益です。税率に影響されない客観的な経営成績と言えます。

●販売費及び一般管理費／売上高:いわゆる「販売費比率」で、経営の効率性を示す一つの計数です。

●総資産当期純利益率（当期純利益÷当期期首・期末総資産の平均×100）:企業の資産運用の効率性・総合的収益性を表す指標とされています。

●株主資本当期純利益率（当期純利益÷当期期首・期末株主資本（純資産）の平均×100）:企業の収益性を表す代表的指標で、株主の皆様に対する持分の収益性を示します。

●株主資本比率:総資産に対する自己資本の割合で、比率が高いほど、企業経営の安全度が高くなります。

2000年	2001年	2002年	2003年	2004年	2005年
201,110	236,802	235,265	246,293	271,443	308,172
34,688	45,127	43,897	52,982	68,166	84,920
35,484	48,184	45,774	50,874	66,554	89,525
20,715	21,860	23,740	20,037	39,548	64,135
25.4	23.8	24.2	24.4	22.3	21.1
8.9	8.6	8.7	7.3	14.0	20.0
12.4	11.8	11.5	9.0	17.8	25.8
73.2	73.0	78.8	81.7	75.5	79.1
3.3	3.1	3.2	2.9	2.8	2.7
17,770	39,672	19,585	15,948	30,659	40,175
16,050	32,137	20,104	19,792	25,328	22,519
77	73	73	87	98	109
176.26	186.60	203.15	171.10	350.96	578.84
35.0	50.0	50.0	50.0	100.0	150.0
316.61	464.99	377.57	343.31	576.45	782.86
1,506.21	1,680.45	1,886.20	1,945.16	1,967.60	2,494.37
55.0	43.7	44.5	41.8	28.9	20.4
30.6	17.6	23.9	20.8	17.6	15.1
6.4	4.9	4.8	3.7	5.2	4.7
9,700	8,160	9,040	7,150	10,150	11,800
11,264	9,476	10,498	8,303	11,787	13,257
10,651	12,966	13,311	14,023	18,092	21,234

●棚卸資産回転月数（期末棚卸資産残高÷月平均売上原価）：資本効率指標の一つで、月数が少ないほど、製造・販売効率が良いことになります。

●設備投資額：有形固定資産のほか無形固定資産を含む。

●減価償却費等：営業権償却、減損損失を含む。

●株価収益率（期末株価÷1株当たり当期純利益）：投資尺度の一つ。企業の収益に対して、株価が割高か割安かを判断する指標です。

●株価キャッシュ・フロー倍率（期末株価÷1株当たりキャッシュ・フロー）：キャッシュ・フローは、当期純利益に減価償却費等を足して求めます。減価償却費は積極投資の証であり、将来性を加味した株価水準を見ます。また、PER同様、市場平均や同業他社と比較して株価が割高か割安かを判断する指標にも使用されます。

●株価純資産倍率（期末株価÷1株当たり純資産）：株価水準を見る指標です。1を割り込んだ場合は、株式を保有しているよりも企業を解散し、資産分配を受けた方が得ということになります。

財務報告

HOYAグループと連結範囲の状況

HOYAグループは、HOYA株式会社および連結子会社58社（国内6社、海外52社）ならびに関連会社5社（国内5社）により構成されており、関連会社のうち持分法適用会社は1社です。前期末と比較すると、連結子会社は、新規設立により3社、買収により1社増加し、清算により1社減少しました。

HOYAグループはグローバルベースのグループ連結経営によって運営されています。グローバル本社の立案した経営戦略を、「情報・通信」分野、「アイケア」分野を中心とした各事業部門が、独立した経営責任のもとに事業を推進しています。地域別には、北米・欧州・アジアの各地域本社が、国・地域とのリレーション強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。欧州にはグループの財務拠点を置いております。

売上高の状況

2005年3月期の連結売上高は、前期に比べて13.5%増の3,081億72百万円となりました。主要部門別にみると、「情報・通信」分野のエレクトロオプティクス部門が前期比22.6%の増収、「アイケア」分野のビジョンケア部門が前期比3.3%の減収、ヘルスケア部門が前期比10.7%の増収となりました。

顧客の地域別売上高をみると、国内が1,664億14百万円と前期に比べて12.2%増加し、海外は1,417億58百万円と前期に比べて15.1%増加しました。これにより国内外の売上構成比は、国内が54.0%、海外が46.0%となりました。前期は国内が54.6%、海外が45.4%でしたので、わずかではありますが、引き続き海外売上高の構成比が増加しました。

HOYAでは、在外子会社の現地通貨による財務諸表を、当期の平均為替レートで円に換算した場合と前期の為替レートで換算した場合とを

売上高


2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(百万円)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
売上高（百万円）	236,802	235,265	246,293	271,443	**308,172**

事業の種類別売上高および構成比率


2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(%)
100
75
50
25
0
47.4
2.8
36.4
8.5
4.2
0.7
43.1
3.1
39.6
9.8
3.7
0.7
45.3
2.2
38.3
10.9
2.7
0.6
49.8
1.5
36.2
10.4
1.6
0.5
53.8
3.5
30.8
10.2
1.2
0.5

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
エレクトロオプティクス（百万円）	112,341	101,496	111,460	135,071	**165,664**
ホトニクス（百万円）	6,533	7,157	5,485	4,116	**10,749**
ビジョンケア（百万円）	86,198	93,184	94,388	98,203	**94,971**
ヘルスケア（百万円）	20,129	23,105	26,716	28,380	**31,409**
クリスタル（百万円）	9,942	8,788	6,719	4,321	**3,672**
サービス（百万円）	1,657	1,534	1,522	1,350	**1,706**

比較することにより、当期の業績における為替の影響を算出しています。当期の平均為替レートは、米ドルが前期比4.6%円高の107円60銭、ユーロが前期比2.3%円安の135円73銭、タイ・バーツが前期比3.2%円高の2円68銭でした。米ドルとタイ・バーツに対して円高でしたので、米国及びタイにあるグループ各社の業績は前期レートでの換算より目減りすることになります。逆にユーロについては円安でしたので、円に換算した場合ヨーロッパにあるグループ各社の業績は膨らむことになります。米ドルとタイバーツについて円高が進んだ結果、グループ全体での為替の影響額は、売上高で6億92百万円、当期純利益で9億65百万円と、ともにマイナスとなりました。

事業の所在地別売上高
および構成比率



(%)
100
75
50
25
0
71.3
3.7
10.5
14.5
67.8
4.2
12.3
15.7
67.5
4.8
13.2
14.5
69.4
4.6
13.8
12.2
74.9
4.1
11.0
10.0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
日本(百万円)	168,855	159,368	166,178	188,441	**230,945**
アジア(百万円)	8,792	9,948	11,704	12,404	**12,647**
欧州(百万円)	24,944	28,964	32,639	37,485	**33,803**
北米(百万円)	34,209	36,984	35,770	33,112	**30,775**

顧客の地域別売上高
および構成比率



(%)
100
75
50
25
0
57.9
11.6
15.2
15.3
56.2
10.7
16.2
16.9
56.0
13.3
15.8
14.9
54.6
16.5
14.8
14.1
54.0
20.1
11.8
14.1

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
日本(百万円)	137,211	132,248	138,006	148,325	**166,414**
アジアおよびその他の地域(百万円)	27,535	25,126	32,805	44,667	**61,807**
欧州(百万円)	35,870	38,143	38,788	40,168	**36,430**
北米(百万円)	36,184	39,746	36,692	38,282	**43,519**

利益の状況

売上高の増加にともない、売上原価は前期に比べて10.8%増加し1,580億23百万円となりました。売上高の伸び率13.5%に比べて、売上原価の伸び率が低かったため、売上総利益率は48.7%となり、前期の47.4%より1.3ポイント上昇しています。販売費及び一般管理費も売上高の増加にともない、652億28百万円と前期に比べて7.6%増加しましたが、売上高の伸び率を下回り、売上高に対する比率は21.1%と、前期の22.3%より1.2ポイント低下しています。

この結果、営業利益は前期に比べて24.6%増加し849億20百万円となり、営業利益率は前期を2.5ポイント上回る27.6%となりました。四半期毎の営業利益率の推移は、第1四半期が28.1%、第2四半期が29.4%、第3四半期が27.8%、第4四半期が24.9%でした。

経常利益は、持分法による投資利益が前期に比べて20億8百万円増加したことや、為替差損益が前期の29億円の損失から8億75百万円の利益に変わったことなど営業外損益が前期に比べ62億18百万円改善したため、前期比34.5%増の895億25百万円となりました。

当期純利益は前期に比べて62.2%増加し641億35百万円となりました。経常利益に比べて伸び率が高いのは、特別損益が大幅に改善したためです。前期は営業権償却33億円、減損損失20億40百万円などにより、特別損益は110億58百万円の損失超過でしたが、当期は工場閉鎖に伴う跡地処理のための環境整備費19億80百万円および機構改革に伴う工場閉鎖損失12億63百万円などがあったものの、60億60百万円の損失超過にとどまっています。

1株当たり当期純利益は、前期の350円96銭から227円88銭増加し、578円84銭となりました。

売上高、営業利益、経常利益、当期純利益は、いずれも通期の業績として過去最高を記録しました。

総資本当期純利益率（ROA）は20.0%と前期に比べて6.0ポイント向上、株主資本当期純利益率（ROE）は25.8%と前期に比べて8.0ポイント向上しました。また、当期の1株当たり年間配当金は、前期の100円に比べ50円増配し、150円となりました。

営業利益
経常利益
当期純利益



2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(百万円)
100,000
80,000
60,000
40,000
20,000
0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
営業利益(百万円)	45,127	43,897	52,982	68,166	84,920
経常利益(百万円)	48,184	45,774	50,874	66,554	89,525
当期純利益(百万円)	21,860	23,740	20,037	39,548	64,135

四半期毎の利益
(2004年1Qから2005年4Qまで)



2004年1Q
2004年2Q
2004年3Q
2004年4Q
2005年1Q
2005年2Q
2005年3Q
2005年4Q
(百万円)
25,000
20,000
15,000
10,000
5,000
0

	2004年1Q	2004年2Q	2004年3Q	2004年4Q	2005年1Q	2005年2Q	2005年3Q	2005年4Q
営業利益(百万円)	14,536	16,400	17,679	19,551	21,082	23,047	21,652	19,139
経常利益(百万円)	14,757	15,638	17,091	19,068	22,366	24,405	22,314	20,440
当期純利益(百万円)	9,795	9,129	10,419	10,205	16,223	16,671	16,123	15,118

利益率



	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
営業利益率(%)	19.1	18.7	21.5	25.1	27.6
経常利益率(%)	20.3	19.5	20.7	24.5	29.1
当期純利益率(%)	9.2	10.1	8.1	14.6	20.8

四半期毎の利益率

(2004年1Qから2005年4Qまで)



	2004年1Q	2004年2Q	2004年3Q	2004年4Q	2005年1Q	2005年2Q	2005年3Q	2005年4Q
営業利益率(%)	22.7	24.2	25.7	27.5	28.1	29.4	27.8	24.9
経常利益率(%)	23.1	23.1	24.9	26.8	29.8	31.1	28.7	26.6
当期純利益率(%)	15.3	13.5	15.2	14.4	21.6	21.3	20.7	19.6

収益性



	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
株主資本当期純利益率[ROE](%)	11.8	11.5	9.0	17.8	25.8
総資産経常利益率(%)	19.0	16.8	18.4	23.6	27.9
総資産当期純利益率[ROA](%)	8.6	8.7	7.3	14.0	20.0

セグメント別の状況

情報・通信分野（エレクトロオプティクス部門、ホトニクス部門）

エレクトロオプティクス部門の売上高は、前期に比べて22.6%増加し1,656億64百万円となりました。半導体製造用マスクブランクスは、半導体市場の高精度製品の堅調な伸びに呼応し、位相シフトマスク用ブランクス等の高精度製品の需要が好調でした。半導体製造用フォトマスクは、一年を通して高精度製品や次世代向け開発品への需要が活発で、売上は増加しました。液晶用大型マスクは、期の後半に市場で液晶パネルの価格低下が起こるなど厳しい市況となりましたが、液晶テレビ需要の拡大およびパネルメーカー各社の新ライン立ち上げが続いており、マスク需要は依然強く、大型パネル用マスクを中心に売上は好調に推移しました。HDD（ハードディスクドライブ）用ガラスディスクは、従来のノートパソコン向けに加えて、携帯音楽プレイヤー向け等の小口径ガラスディスクの需要が好調に拡大しました。また、2004年3月に日本板硝子（株）のガラスディスク事業を譲り受けたことも加わり、前期に比べ売上は大幅に増加しました。光学製品は、上半期はデジタルカメラ市場の拡大を反映し、非球面モールドレンズ等の光学レンズが好調に推移しました。下半期は市場において供給過剰による在庫調整が起こり、その影響を大きく受けましたが、通期の売上では前年に比べ増加しました。

エレクトロオプティクス部門の営業利益は、前期に比べて40.1%増加し632億90百万円となりました。上半期は、複数製品において供給能力に対して需要が強い状態が続き、工場の稼働率が高かったため利益率は極めて高い水準で推移しました。下半期は設備投資の効果で供給能力が充足される一方で、一部製品で需要が減速したこともあり、利益率は低下しました。年間では、いずれの製品においても高付加価値製品に対する需要は強く、通期の営業利益率は38.1%と前期より4.7ポイント上昇しました。

「事業の種類別セグメント情報（成長性と収益性）」のグラフ（以下、グラフ）が示すとおり、エレクトロオプティクス部門の売上成長率は、連結平均値の売上成長率13.5%を上回り（円の中心が連結ベースの線より上にある）、利益率は前期より向上し、円の位置が右に移動しました。

四半期毎の営業利益率をみると、第1四半期が38.9%、第2四半期が40.5%、第3四半期が37.3%、第4四半期が35.5%でした。

当期の設備投資額は、液晶用大型マスク、HDD用ガラスディスク、光学レンズなどの生産能力を高めるため、工場の新設、既存設備の増強を行ったことにより、前期に比べて43.7%と大幅に増加し、319億62百万円となりました。

ホトニクス部門の売上高は、前期に比べ161.2%増加し107億49百万円となりました。売上高が増加しているのは、前期までエレクトロオプティクス部門に区分していたHOYA CANDEO OPTRONICS（株）を当期よりホトニクス部門に移管したためです。なお、同社は前期の第1四半期末において持分法適用会社から連結子会社になっています。

（エレクトロオプティクス部門）



(百万円)
200,000
150,000
100,000
50,000
0
(%)
40
20
0

	2003年3月期	2004年3月期	2005年3月期
売上高（百万円）	111,460	135,071	**165,664**
営業利益（百万円）	34,414	45,169	**63,290**
営業利益率（%）注	30.8	33.4	**38.1**
資産（百万円）	114,877	132,240	**162,638**
減価償却費（百万円）	13,128	13,205	**14,729**
設備投資額（百万円）	10,443	22,246	**31,962**

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては63ページの事業の種類別セグメント情報をご覧下さい。

事業の種類別セグメント情報
（成長性と収益性）
2005年3月期
［2004年3月期対比］



※円の大きさは営業利益額
連結ベース
売上高成長率（%）
35
25
15
5
-5
-15
連結ベース
ヘルスケア部門
エレクトロオプティクス部門
ビジョンケア部門
売上高営業利益率（%）
15
20
25
30
35
40
45

アイケア分野（ビジョンケア部門）

ビジョンケア部門の売上高は、前期に比べて3.3%減少し949億71百万円となりました。メガネレンズの国内市場は、長く続いた低迷状態も底を打った感があり、高付加価値製品への需要回帰とともに、緩やかな回復傾向が続いております。低価格商品では、依然として激しい価格競争があるものの、HOYAは高付加価値製品の販売に注力し、売上は前期に比べて増加しました。一方、海外では、欧州最大市場であるドイツにおいて、前期に健康保険システムの改定により特需があった反動で市場全体が低迷したことが大きく影響し売上が減少しました。そのような状況のなかで、国内・海外とも、高屈折率レンズや高機能コーティング等の高付加価値製品の販売で、差別化戦略を推し進めています。

ビジョンケア部門の営業利益は、前期に比べて2.4%減少し170億78百万円となりましたが、通期の営業利益率は18.0%と前期より0.2ポイント上昇しています。高付加価値製品への注力や、グローバルベースでの生産体制の見直しなどにより、収益性が高まりました。グラフでは、ヨーロッパ市場の低迷が主に影響し減収となったため円の位置が下がっているものの、利益率についてはわずかに右に移動しています。四半期毎の営業利益率は、第1四半期が17.3%、第2四半期が17.4%、第3四半期が20.1%、第4四半期が17.2%でした。

設備投資額は67億86百万円と前期に比べて1.9%減少しました。当期も、最適地生産を念頭にグローバル生産体制の構築を進めました。



2003年 3月期
2004年 3月期
2005年 3月期
(百万円)
(%)
100,000
80,000
60,000
40,000
20,000
0
40
20
0

		2003年3月期	2004年3月期	2005年3月期
売上高（百万円）		94,388	98,203	94,971
営業利益（百万円）	▭	15,398	17,496	17,078
営業利益率（%）注	●·····	16.0	17.8	18.0
資産（百万円）		98,077	92,082	90,765
減価償却費（百万円）		5,578	5,735	5,899
設備投資額（百万円）		3,934	6,915	6,786

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては63ページの事業の種類別セグメント情報をご覧下さい。

アイケア分野（ヘルスケア部門）

ヘルスケア部門の売上高は、前期に比べて10.7%増加し314億9百万円となりました。コンタクトレンズは、市場で安売り店による価格競争が続くなか、直営店"アイシティ"のスクラップ&ビルドを積極的に進め集客力の向上に努めたほか、専門性の高い接客サービスや遠近両用レンズ等の高付加価値製品を充実させた結果、売上は増加しました。また、眼内レンズは、ソフトタイプのイエローレンズやインジェクターの販売を開始し、国内市場のみならず海外へも積極的に事業展開を進めており、売上も順調に拡大しました。

ヘルスケア部門の営業利益は、前期に比べて13.9%増加し71億41百万円となりました。通期の営業利益率は22.7%と前期より0.6ポイント上昇しています。効率運営を進める一方で、事業の更なる拡大を目指し、製品開発やマーケティングにも積極的に投資しています。

グラフでは、円の位置が右斜め上方に移動しています。連結平均の売上成長率13.5%には若干届きませんでしたが、成長性と収益性の両面で伸長したことを示しています。四半期毎の営業利益率は、第1四半期が23.8%、第2四半期が24.6%、第3四半期が21.9%、第4四半期が20.6%となりました



2003年 3月期
2004年 3月期
2005年 3月期
(百万円)
(%)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
40
20
0

		2003年3月期	2004年3月期	2005年3月期
売上高（百万円）		26,716	28,380	31,409
営業利益（百万円）	▭	5,088	6,272	7,141
営業利益率（%）注	●·····	19.0	22.1	22.7
資産（百万円）		16,446	18,872	18,329
減価償却費（百万円）		570	532	668
設備投資額（百万円）		426	1,201	737

注：営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては63ページの事業の種類別セグメント情報をご覧下さい。

セグメント別の状況

その他の事業(クリスタル部門)

クリスタル部門の売上高は、前期に比べて15.0%減少し36億72百万円となりました。市場では法人需要が依然として低迷しており、現在、当社では適切な事業規模まで縮小をしている過程ですが、売上の減少速度に事業再構築が追いつかず、当期も4億20百万円の営業損失となりました。昨年に引き続き当部門にかかる資産グループの帳簿価額を回収可能額まで減額し、当該減少額92百万円を減損損失として特別損失に計上しました。



(百万円)
2003年3月期
2004年3月期
2005年3月期
(%)
8,000
6,000
4,000
2,000
0
-1000
12
6
0
-6
-12

		2003年3月期	2004年3月期	2005年3月期
売上高(百万円)		6,719	4,321	**3,672**
営業利益(百万円)	□	-11	-496	**-420**
営業利益率(%)注	●‥‥	-0.2	-11.3	**-11.3**
資産(百万円)		8,409	2,805	**1,899**
減価償却費(百万円)		302	351	**-**
設備投資額(百万円)		776	224	**92**

注:営業利益率は、売上高にセグメント間の内部売上高又は振替高を加算した合計額に基づいて算出しております。詳細に関しては63ページの事業の種類別セグメント情報をご覧下さい。

所在地別セグメント情報
(成長性と収益性) ※円の大きさは営業利益額
2005年3月期
[2004年3月期対比]



売上高成長率(%)
35
25
15
5
-5
-15
日本
アジア
欧州
北米
売上高営業利益率(%)
0
5
10
15
20
25
30
35

設備投資額


2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(百万円)
50,000
40,000
30,000
20,000
10,000
0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
設備投資額(百万円)	39,672	19,585	15,948	30,659	40,175

研究開発費


(億円)
120
100
80
60
40
20
0
2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(%)
4.0
3.0
2.0
1.0
0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
研究開発費(億円)	73	73	87	98	109
売上高研究開発費比率(%) ●·····	3.1	3.1	3.5	3.6	3.6

グループ社員数 および地域別構成比


2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(%)
100
75
50
25
0
27.4
24.7
22.5
16.7
14.2
45.0
48.2
52.4
65.9
71.1
15.4
15.8
14.8
10.1
8.5
12.2
11.3
10.3
7.3
6.2

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
合計(名)	12,966	13,311	14,023	18,092	21,234
日本(名)	3,553	3,282	3,150	3,023	3,007
アジア(名)	5,838	6,411	7,346	11,925	15,102
欧州(名)	2,000	2,102	2,082	1,821	1,809
北米(名)	1,575	1,516	1,445	1,323	1,316

財政状態

資産の部については、現金及び預金が前期に比べて40.3%増加し1,128億74百万円、受取手形及び売掛金が9.4%増加し736億19百万円となりました。これらが大きな要因となり、流動資産は前期に比べて20.5%増加し2,328億71百万円となりました。有形固定資産が21.5%増の951億58百万円、投資その他の資産が30.0%増の176億40百万円となったため、固定資産は前期に比べて22.6%増加の1,182億88百万円となりました。総資産は3,514億82百万円で、前期に比べて21.2%増加しました。

負債の部については、支払手形及び買掛金が前期に比べて5.1%減少し244億52百万円、未払法人税等が30.4%減少し100億22百万円となりましたが、その他の科目の増加により流動負債は707億92百万円と前期に比べて3.7%の増加となりました。固定負債は前期に比べて1.9%増加し19億70百万円となりました。負債合計は727億62百万円と前期に比べて3.7%増加しました。

資本の部については、利益剰余金が当期純利益641億35百万円による増加に対し、配当金122億41百万円、自己株式消却額307億2百万円ほかにより430億56百万円減少した結果、2,682億55百万円と前期に比べて210億80百万円、8.5%増加したことに加え、資本控除項目である為替換算調整勘定が61億38百万円減少、自己株式が316億26百万円減少しました。その結果、資本合計は前期に比べ26.9%増加し2,778億89百万円となりました。株主資本比率は79.1%となり、前期の75.5%から3.6ポイント上昇しました。

総資産
株主資本
株主資本比率



(百万円)
400,000
300,000
200,000
100,000
0
2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(%)
90
85
80
75
70
65
60

		2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
総資産(百万円)		267,610	278,067	274,288	289,887	351,482
株主資本(百万円)	▭	195,333	219,180	224,218	218,978	277,889
株主資本比率(%)	●・・・・・	73.0	78.8	81.7	75.5	79.1

キャッシュ・フローの状況

営業活動によるキャッシュ・フローは、「売上高の状況」および「利益の状況」に記載した業績に基づき、税金等調整前当期純利益834億66百万円（前期比279億70百万円増）と減価償却費216億60百万円（前期比16億72百万円増）を主体とした収入から、売上債権の増加額53億93百万円（前期比3億97百万円増）とたな卸資産の増加額25億25百万円（前期比27億47百万円増）、法人税等の支払額235億87百万円（前期比167億7百万円増）などを減算すると、760億円の純収入となり、前期に比べて27億43百万円減少しました。

投資活動によるキャッシュ・フローは、有形固定資産の取得による支出が333億93百万円（前期比101億82百万円増）と前期に続いて大きく増加したことにより、355億24百万円の純支出となり、前期に比べて71億86百万円の支出増となりました。

財務活動によるキャッシュ・フローは、配当金の支払額122億45百万円（前期比38億12百万円増）を主因として、116億92百万円の純支出となりました。前期は自己株式の取得による支出が大きく、純支出が428億53百万円であったため、当期の支出額は前期に比べて311億61百万円の減少となりました。

以上の結果、現金及び現金同等物の残高は、前期に比べて324億49百万円増加し1,128億74百万円となりました。

キャッシュ・フロー



(百万円)
100,000
80,000
60,000
40,000
20,000
0

	2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
減価償却費等(百万円)	32,137	20,104	19,792	25,328	22,519
当期純利益(百万円)	21,860	23,740	20,037	39,548	64,135
キャッシュ・フロー(百万円)	53,997	43,844	39,829	64,876	86,654

注:減価償却費等は、減価償却費のほか営業権償却、減損損失を含めております。

四半期毎のキャッシュ・フロー
(2004年1Qから2005年4Qまで)



(百万円)
25,000
20,000
15,000
10,000
5,000
0

	2004年1Q	2004年2Q	2004年3Q	2004年4Q	2005年1Q	2005年2Q	2005年3Q	2005年4Q
減価償却費等(百万円)	4,645	5,018	5,027	10,638	4,928	5,252	5,368	6,971
当期純利益(百万円)	9,795	9,129	10,419	10,205	16,223	16,671	16,123	15,118
キャッシュ・フロー(百万円)	14,440	14,147	15,446	20,843	21,151	21,923	21,491	22,089

注:減価償却費等は、減価償却費のほか営業権償却、減損損失を含めております。

株価収益性



(倍)
100
80
60
40
20
0
2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(円)
12,000
10,000
8,000
6,000
4,000
2,000
0

		2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
株価収益率(倍)	○·····	43.73	44.50	41.79	28.92	**20.39**
株価キャッシュ・フロー倍率(倍)	●·····	17.55	23.94	20.83	17.61	**15.07**
株価純資産倍率(倍)	○——	4.86	4.79	3.68	5.16	**4.73**
期末株価(円)	●——	8,160	9,040	7,150	10,150	**11,800**

株価・出来高の推移



株価(円)
15,000
10,000
5,000
0
2004年3月期
2005年3月期
出来高(千株)
25,000
20,000
15,000
10,000
5,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 (月)

1株当たりの配当額



2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
(円)
150
100
50
0

		2001年3月期	2002年3月期	2003年3月期	2004年3月期	2005年3月期
期末配当金(円)		30.00	25.00	25.00	50.00	**90.00**
中間配当金(円)	▭	20.00	25.00	25.00	50.00	**60.00**
年間配当金(円)		50.00	50.00	50.00	100.00	**150.00**

事業等のリスク

以下にHOYAグループの事業展開上のリスク要因となる可能性があると考えられる主な事項を記載しています。
文中に含まれる将来に関する事項は本資料作成日現在においてHOYAが判断したものです。

1.為替レートの変動について

HOYAグループでは、事業をグローバルに展開していますが、主要生産国の為替レートの上昇は、輸出価格の上昇を招き、連結ベースでコストの上昇をもたらす可能性があります。主要販売国の為替レートの下落は、売上高の減少を起こすおそれがあります。

2.国際情勢の影響

現在、世界の一部地域においては緊迫した情勢が続いていますが、今後、ある地域でヒト・モノ・カネの動きが異常に抑制された場合、また、HOYAグループが事業を行なっている国々で、政治・経済または法環境の変化、労働力の不足、ストライキ、天災地変等の予期せぬ事象が起きた場合には、事業の遂行に問題が生じる可能性があります。

3.生産財のビジネスである点

HOYAグループの収益の大きな部分を占めるエレクトロオプティクスの製品群は、その全てが中間生産材・部材であり、半導体、液晶パネルあるいはHDDのように、HOYA製品を使用して製造される製品、さらにそれらを使用して製造されるパソコンやデジタル家電製品等の景況によってその伸長が大きく左右されます。

4.消費財分野におけるディスカウンターの出現と価格低下

近年、メガネやコンタクトレンズなどの市場では、従来になかった安売り店が出現し、価格低下を引き起こしています。これら安売り店の影響が、HOYAグループが進めているコストダウンと高付加価値戦略で吸収しきれないほど進むと、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

5.新製品開発力

HOYAグループが属する業界は技術的な進歩が急速で、HOYAグループでは絶えず最先端の技術を開発するよう努めていますが、HOYAグループが業界と市場の変化を充分に予測できず、顧客のニーズにあった新製品をタイムリーに開発できない場合には、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

6.競合

HOYAグループは、多くの製品で業界トップシェアを有していますが、絶えず厳しい競争にさらされています。HOYAグループが、将来においてもその圧倒的なシェアを保持し続け、有効に競争できるという保証はなく、価格面での圧力または有効に競争できないことによる顧客離れは、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

7.生産能力

現在HOYAグループは複数の分野で生産能力を上回る受注に応えるべく生産能力を増強していますが、何らかの要因により立ち上げが遅れるようなことがあれば、HOYAの業績への影響のみならず、得意先の生産・販売計画に影響を与え、競合他社のシェア拡大等の恐れがあり、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

8.新規事業

将来の成長のために新事業は重要ですが、有望な新規事業のメドがつかない場合はHOYAグループの成長が計画どおり進まないおそれがあります。また、事業戦略の一環として企業買収等を行なうことがありますが、買収後に予期せぬ障害が出てきて予定外の時間と費用がかかり、HOYAグループの業績と財務状況に悪影響を及ぼす可能性があります。

連結貸借対照表

(単位:百万円)

	前連結会計年度 (2004年3月31日) 金額		構成比%	当連結会計年度 (2005年3月31日) 金額		構成比%
(資産の部)						
I 流動資産						
1.現金及び預金		80,425			112,874	
2.受取手形及び売掛金		67,274			73,619	
3.たな卸資産		32,877			36,165	
4.繰延税金資産		7,066			6,500	
5.その他		6,982			4,947	
6.貸倒引当金		△1,347			△1,235	
流動資産合計		193,279	66.7		232,871	66.2
II 固定資産						
(1) 有形固定資産						
1.建物及び構築物	53,353			56,916		
減価償却累計額	30,497	22,855		31,802	25,114	
2.機械装置及び運搬具	140,875			165,885		
減価償却累計額	107,799	33,076		120,868	45,016	
3.工具器具備品	20,420			22,857		
減価償却累計額	12,530	7,890		13,674	9,183	
4.土地		9,218			8,937	
5.建設仮勘定		5,276			6,906	
有形固定資産合計		78,318	27.0		95,158	27.1
(2) 無形固定資産						
1.ソフトウェアほか		4,556			5,489	
無形固定資産合計		4,556	1.6		5,489	1.6
(3) 投資その他の資産						
1.投資有価証券 *1		6,537			10,383	
2.繰延税金資産		3,012			3,097	
3.その他		4,508			4,461	
4.貸倒引当金		△487			△301	
投資その他の資産合計		13,570	4.7		17,640	5.0
固定資産合計		96,445	33.3		118,288	33.7
III 繰延資産						
1.開業費ほか		162			322	
繰延資産合計		162	0.0		322	0.1
資産合計		289,887	100.0		351,482	100.0

(単位：百万円)	前連結会計年度 (2004年3月31日) 金額	構成比%	当連結会計年度 (2005年3月31日) 金額	構成比%
(負債の部)				
Ⅰ 流動負債				
1. 支払手形及び買掛金	25,770		24,452	
2. 短期借入金	486		194	
3. 未払法人税等	14,398		10,022	
4. 賞与引当金	3,722		3,917	
5. その他	23,874		32,204	
流動負債合計	68,252	23.5	70,792	20.1
Ⅱ 固定負債				
1. 特別修繕引当金	357		542	
2. その他	1,576		1,427	
固定負債合計	1,934	0.7	1,970	0.6
負債合計	70,187	24.2	72,762	20.7
(少数株主持分)				
少数株主持分	721	0.3	830	0.2
(資本の部)				
Ⅰ 資本金 *3	6,264	2.1	6,264	1.8
Ⅱ 資本剰余金	15,898	5.5	15,898	4.5
Ⅲ 利益剰余金	247,175	85.2	268,255	76.3
Ⅳ その他有価証券評価差額金	△30	△0.0	37	0.0
Ⅴ 為替換算調整勘定	△10,825	△3.7	△4,687	△1.3
Ⅵ 自己株式 *4	△39,504	△13.6	△7,878	△2.2
資本合計	218,978	75.5	277,889	79.1
負債、少数株主持分及び資本合計	289,887	100.0	351,482	100.0

連結損益計算書

(単位：百万円)	前連結会計年度 (自2003年4月1日 至2004年3月31日)			当連結会計年度 (自2004年4月1日 至2005年3月31日)		
	金 額		百分比%	金 額		百分比%
I 売上高		271,443	100.0		308,172	100.0
II 売上原価 *2		142,683	52.6		158,023	51.3
売上総利益		128,760	47.4		150,148	48.7
III 販売費及び一般管理費 *1·2		60,594	22.3		65,228	21.1
営業利益		68,166	25.1		84,920	27.6
IV 営業外収益						
1. 受取利息	553			1,013		
2. 持分法による投資利益	1,699			3,707		
3. 為替差益	—			875		
4. その他	1,576	3,829	1.4	1,026	6,623	2.2
V 営業外費用						
1. 支払利息	189			86		
2. 売上割引	638			552		
3. 操業休止関連費用	79			249		
4. 為替差損	2,900			—		
5. その他	1,635	5,441	2.0	1,128	2,017	0.7
経常利益		66,554	24.5		89,525	29.1
VI 特別利益						
1. 固定資産売却益 *3	522			194		
2. 受取助成金	—			110		
3. 貸倒引当金戻入益	203			90		
4. 投資有価証券売却益	59			—		
5. その他	203	989	0.3	323	719	0.2
VII 特別損失						
1. 環境整備費 *4	—			1,980		
2. 工場閉鎖損失 *5	—			1,263		
3. 固定資産処分損 *6	1,899			948		
4. 減損損失 *7	2,040			859		
5. 退職加算金	1,089			842		
6. 営業権償却	3,300			—		
7. 厚生年金基金補填額	887			—		
8. 投資有価証券評価損	618			—		
9. その他	2,210	12,047	4.4	885	6,779	2.2
税金等調整前当期純利益		55,496	20.4		83,466	27.1
法人税、住民税及び事業税	18,573			18,690		
法人税等調整額	△2,774	15,799	5.8	531	19,222	6.3
少数株主利益		148	0.0		108	0.0
当期純利益		39,548	14.6		64,135	20.8

連結剰余金計算書

(単位：百万円)	前連結会計年度 (自2003年4月1日 至2004年3月31日) 金額		当連結会計年度 (自2004年4月1日 至2005年3月31日) 金額	
(資本剰余金の部)				
Ⅰ 資本剰余金期首残高		15,898		15,898
Ⅱ 資本剰余金期末残高		15,898		15,898
(利益剰余金の部)				
Ⅰ 利益剰余金期首残高		216,271		247,175
Ⅱ 利益剰余金増加高				
1. 当期純利益	39,548	39,548	64,135	64,135
Ⅲ 利益剰余金減少高				
1. 配当金	8,439		12,241	
2. 取締役賞与	169		62	
3. 自己株式消却額	—		30,702	
4. 自己株式処分差損	35	8,644	49	43,056
Ⅳ 利益剰余金期末残高		247,175		268,255

連結キャッシュ・フロー計算書

(単位：百万円)	前連結会計年度 (自2003年4月1日 至2004年3月31日) 金額	当連結会計年度 (自2004年4月1日 至2005年3月31日) 金額
I 営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益	55,496	83,466
2. 減価償却費	19,988	21,660
3. 減損損失	2,040	859
4. 営業権償却	3,300	—
5. 貸倒引当金の減少額	△1,169	△344
6. 賞与引当金の増加額	191	194
7. 役員退職慰労金引当金の減少額	△292	—
8. 特別修繕引当金の増加額	93	184
9. 受取利息及び受取配当金	△558	△1,022
10. 支払利息	189	86
11. 為替差損又は為替差益(△)	1,209	△233
12. 持分法による投資利益	△1,699	△3,707
13. 固定資産売却益	△522	△194
14. 固定資産処分損	1,899	948
15. 投資有価証券売却益	△59	—
16. 投資有価証券評価損	618	—
17. 取締役賞与の支払額	△169	△63
18. その他	565	553
19. 売上債権の増加額	△4,996	△5,393
20. たな卸資産の減少額又は増加額(△)	222	△2,525
21. その他流動資産の減少額又は増加額(△)	△1,961	2,427
22. 仕入債務の増加額又は減少額(△)	5,115	△1,629
23. 未払消費税等の増加額又は減少額(△)	17	△706
24. その他流動負債の増加額	1,702	3,848
小計	81,220	98,409
25. 利息及び配当金の受取額	659	958
26. 利息の支払額	△154	△109
27. 法人税等の支払額	△6,880	△23,587
28. 法人税等の還付額	3,899	330
営業活動によるキャッシュ・フロー	78,743	76,000
II 投資活動によるキャッシュ・フロー		
1. 有形固定資産の取得による支出	△23,211	△33,393
2. 有形固定資産の売却による収入	813	540
3. 投資有価証券の取得による支出	△378	△10
4. 投資有価証券の売却による収入	102	—
5. 貸付けによる支出	△2,474	△96
6. 貸付金の回収による収入	2,168	211
7. その他投資に関する支出	△2,718	△3,096
8. その他投資に関する収入	660	321
9. 営業権の取得による支出	△3,300	—
投資活動によるキャッシュ・フロー	△28,338	△35,524
III 財務活動によるキャッシュ・フロー		
1. 短期借入金の借入及び返済による収入及び支出(△)(純額)	△1,738	△157
2. 長期借入金の返済による支出	△43	△161
3. 自己株式の取得による支出	△32,921	△38
4. 自己株式の売却による収入	418	911
5. 親会社による配当金の支払額	△8,433	△12,245
6. 少数株主への配当金の支払額	△155	△0
7. 少数株主からの払込による収入	19	—
財務活動によるキャッシュ・フロー	△42,853	△11,692
IV 現金及び現金同等物に係る換算差額	△3,198	3,665
V 現金及び現金同等物の増加額	4,353	32,449
VI 現金及び現金同等物の期首残高	75,694	80,425
VII 連結範囲の変更に伴う現金及び現金同等物の増加額	377	—
VIII 現金及び現金同等物の期末残高*1	80,425	112,874

連結財務諸表について

●連結財務諸表

（イ） 当社の連結財務諸表は、我が国において一般に公正妥当と認められる企業会計の基準に基づいて作成しております。また、表示方法については、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）によっております。なお、前連結会計年度の連結財務諸表については、当連結会計年度の連結財務諸表の表示方法と一致するように組み替えております。

（ロ） 連結財務諸表及びその他の事項の金額については、百万円未満の金額を切り捨てて表示しております。

●連結財務諸表作成のための基本となる重要な事項

1. 連結の範囲に関する事項

前連結会計年度 （自2003年4月1日　至2004年3月31日）	当連結会計年度 （自2004年4月1日　至2005年3月31日）
連結子会社の数は、55社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE. LTD. HOYAヘルスケア(株) HOYAサービス(株) なお、当連結会計年度から新規設立により在外子会社5社並びに買収により在外子会社2社を、また、議決権の所有割合が100%に増加したため、国内持分法適用会社1社を連結子会社としております。 また、連結の範囲内で当社への吸収合併により国内子会社1社、清算及び売却により在外子会社4社が減少しております。	連結子会社の数は、58社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE. LTD. HOYAヘルスケア(株) HOYAサービス(株) なお、当連結会計年度から新規設立により在外子会社3社及び買収により在外子会社1社を連結子会社としております。 また、清算により在外子会社1社が減少しております。

2. 持分法の適用に関する事項

前連結会計年度 （自2003年4月1日　至2004年3月31日）	当連結会計年度 （自2004年4月1日　至2005年3月31日）
(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社1社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス(株) なお、HOYA CANDEO OPTRONICS(株)は、当社の議決権の所有割合が100%に増加し連結子会社となったため、持分法の適用から除外しております。 (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ(株) 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社1社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス(株) (2) 同左

3. 連結子会社の事業年度等に関する事項

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
連結子会社のうち中華人民共和国に所在する5社の決算日は12月31日であります。 なお、連結子会社55社は、すべて四半期ごとに四半期決算を実施しており、上記の5社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する5社の決算日は12月31日であります。 なお、連結子会社58社は、すべて四半期ごとに四半期決算を実施しており、上記の5社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。

4. 会計処理基準に関する事項

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
(1) 重要な資産の評価基準及び評価方法 (イ)有価証券 その他有価証券 時価のあるもの　連結会計年度末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの　移動平均法による原価法 (ロ)たな卸資産　主として総平均法による原価法であります。	(1) 重要な資産の評価基準及び評価方法 (イ)有価証券 その他有価証券 時価のあるもの　同左 時価のないもの　同左 (ロ)たな卸資産　同左
(2) 重要な減価償却資産の減価償却の方法 (イ)有形固定資産　当社及び国内連結子会社は、1998年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約45.1%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。 (ロ)無形固定資産　定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。 また、当社が当連結会計年度に取得した営業権については、商法施行規則第33条の規定に従い、一括償却しております。	(2) 重要な減価償却資産の減価償却の方法 (イ)有形固定資産　当社及び国内連結子会社は、1998年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約56.3%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。 (ロ)無形固定資産　定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。

(3) 重要な引当金の計上基準	(3) 重要な引当金の計上基準
(イ)貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	(イ)貸倒引当金　同左
(ロ)賞与引当金　従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	(ロ)賞与引当金　同左
(ハ)特別修繕引当金　連続溶解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(ハ)特別修繕引当金　同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左

(6) 重要なヘッジ会計の方法	(6) 重要なヘッジ会計の方法
(イ)ヘッジ会計の方法　繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。	(イ)ヘッジ会計の方法　同左
(ロ)ヘッジ手段とヘッジ対象、ヘッジ方針 主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行わない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。	(ロ)ヘッジ手段とヘッジ対象、ヘッジ方針 同左
ヘッジ手段　為替予約	ヘッジ手段　同左
ヘッジ対象　製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引	ヘッジ対象　同左
(ハ)ヘッジ有効性評価の方法 ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	(ハ)ヘッジ有効性評価の方法 同左
(7) その他連結財務諸表作成のための重要な事項	(7) その他連結財務諸表作成のための重要な事項
(イ)消費税及び地方消費税の会計処理 税抜方式を採用しております。	(イ)消費税及び地方消費税の会計処理 同左
(ロ)固定資産の減損に係る会計基準 固定資産の減損に係る会計基準(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号平成15年10月31日)が2004年3月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当連結会計年度から同会計基準及び同適用指針を適用しております。 なお、減損損失累計額については、各資産の金額から直接控除しております。	

5. 連結子会社の資産及び負債の評価に関する事項

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左

6. 連結調整勘定の償却に関する事項

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
連結調整勘定は、株式の取得時に一括償却しております。	該当事項はありません。

7. 利益処分項目等の取扱いに関する事項

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	同左

8. 連結キャッシュ・フロー計算書における資金の範囲

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、要求払預金及び取得日から3ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

●注記事項

連結貸借対照表関係

前連結会計年度 (2004年3月31日)	当連結会計年度 (2005年3月31日)
*1. 関連会社に係る注記	*1. 関連会社に係る注記

(単位:百万円)

	前連結会計年度	当連結会計年度
投資有価証券(株式)	5,689	9,486

2. 債務保証

営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。

(単位:百万円)

前連結会計年度		当連結会計年度	
営業上の取引先27件	868	営業上の取引先36件	1,364
当社グループの従業員19名	14	当社グループの従業員10名	5
計	883	計	1,369

*3. 発行済株式の種類及び総数

	前連結会計年度	当連結会計年度
普通株式	116,124,405株	112,349,005株

*4. 自己株式の種類及び数

	前連結会計年度	当連結会計年度
普通株式	4,857,867株	967,762株

連結損益計算書関係

前連結会計年度 (自2003年4月1日 至2004年3月31日)	当連結会計年度 (自2004年4月1日 至2005年3月31日)
*1. 販売費及び一般管理費	*1. 販売費及び一般管理費

販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。

(単位:百万円)

	前連結会計年度	当連結会計年度
広告宣伝費	6,521	7,114
支払手数料	6,086	6,876
貸倒引当金繰入額	83	135
給料手当及び賞与	14,549	16,298
賞与引当金繰入額	2,148	1,769
研究開発費	7,890	8,356

*2. 一般管理費及び当期製造費用に含まれる研究開発費

（単位：百万円）

一般管理費	7,890
当期製造費用	1,956
計	9,847

*3. 固定資産売却益

借地権（無形固定資産）383百万円及び土地等有形固定資産139百万円の売却益であります。

*4. 環境整備費

―――――

*5. 工場閉鎖損失

―――――

*6. 固定資産処分損

機械装置640百万円、建物562百万円及びその他有形固定資産697百万円の処分損であります。

*7. 減損損失

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行っており、当連結会計年度において以下の資産グループについて減損処理をしました。

(1)クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市等	クリスタル 製造設備等	建物、機械装置 リース資産等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（2,040百万円）として特別損失に計上しました。その内訳は、建物1,004百万円、機械装置461百万円、リース資産276百万円及びその他297百万円であります。

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

*2. 一般管理費及び当期製造費用に含まれる研究開発費

（単位：百万円）

一般管理費	8,356
当期製造費用	2,601
計	10,957

*3. 固定資産売却益

建物94百万円、機械装置62百万円及びその他有形固定資産38百万円の売却益であります。

*4. 環境整備費

工場跡地の一部に土壌汚染が判明したことに伴い、無害化処理に要した費用等であります。

*5. 工場閉鎖損失

ビジョンケア部門の九州ラボを来期に閉鎖することに伴う見積損失額であります。

*6. 固定資産処分損

機械装置439百万円、建物264百万円及びその他有形固定資産244百万円の処分損であります。

*7. 減損損失

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行っており、当連結会計年度において以下の資産グループについて減損処理をしました。

(1)クリスタル部門における武蔵工場

場　所	用　途	種　類
埼玉県入間市	クリスタル 製造設備等	機械装置 工具器具備品等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門の武蔵工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（92百万円）として特別損失に計上しました。その内訳は、機械装置29百万円、工具器具備品35百万円及びその他27百万円であります。

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2)ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	ホトニクス 製造設備等	土地、建物 機械装置等

HOYA CANDEO OPTRONICS（株）の前橋工場は、他事業所への統合により当連結会計年度に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（766百万円）として特別損失に計上しました。その内訳は、土地449百万円、建物271百万円及びその他46百万円であります。

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

連結キャッシュ・フロー計算書関係

前連結会計年度 (自2003年4月1日 至2004年3月31日)	当連結会計年度 (自2004年4月1日 至2005年3月31日)

前連結会計年度(自2003年4月1日 至2004年3月31日)

*1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(単位:百万円)

現金及び預金勘定	80,425
有価証券勘定	—
計	80,425
預入期間が3ヶ月を超える定期預金	—
価値の変動についてリスクを負う有価証券	—
現金及び現金同等物	80,425

2. 持分法適用会社に対する議決権の所有割合が増加し連結子会社となったことにより増加した資産及び負債の主な内訳

HOYA CANDEO OPTRONICS(株)

(2003年6月30日現在) (単位:百万円)

流動資産	2,052
固定資産	554
資産合計	2,607
流動負債	701
固定負債	168
負債合計	870

当連結会計年度(自2004年4月1日 至2005年3月31日)

*1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(単位:百万円)

現金及び預金勘定	112,874
有価証券勘定	—
計	112,874
預入期間が3ヶ月を超える定期預金	—
価値の変動についてリスクを負う有価証券	—
現金及び現金同等物	112,874

2. 重要な非資金取引

(単位:百万円)

自己株式の消却	30,702

リース取引関係

前連結会計年度（自2003年4月1日　至2004年3月31日）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

（単位：百万円）

	機械装置及び運搬具	工具器具備品	合計
取得価額相当額	4,064	3,277	7,341
減価償却累計額相当額	2,037	2,200	4,238
減損損失累計額相当額	—	276	276
期末残高相当額	2,027	800	2,827

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2)未経過リース料期末残高相当額等

（単位：百万円）

1年以内	961
1年超	1,865
合計	2,827
リース資産減損勘定の残高	276

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3)支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

（単位：百万円）

支払リース料	1,297
リース資産減損勘定の取崩額	—
減価償却費相当額	1,297
減損損失	276

(4)減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2. オペレーティング・リース取引

未経過リース料

（単位：百万円）

1年以内	99
1年超	1,037
合計	1,137

当連結会計年度（自2004年4月1日　至2005年3月31日）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

（単位：百万円）

	機械装置及び運搬具	工具器具備品	合計
取得価額相当額	3,796	2,408	6,205
減価償却累計額相当額	2,191	1,666	3,857
減損損失累計額相当額	—	203	203
期末残高相当額	1,605	538	2,143

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2)未経過リース料期末残高相当額等

（単位：百万円）

1年以内	785
1年超	1,358
合計	2,143
リース資産減損勘定の残高	170

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3)支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

（単位：百万円）

支払リース料	959
リース資産減損勘定の取崩額	105
減価償却費相当額	959
減損損失	—

(4)減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

有価証券関係

前連結会計年度 (2004年3月31日)	当連結会計年度 (2005年3月31日)

前連結会計年度(2004年3月31日)

1. その他有価証券で時価のあるもの

(単位:百万円)

種類	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
(1)株式	159	230	70
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	159	230	70
連結貸借対照表計上額が取得原価を超えないもの			
(1)株式	—	—	—
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	—	—	—
合計	159	230	70

(注)取得原価は減損処理後の帳簿価額であります。

2. 当連結会計年度中に売却したその他有価証券

(自2003年4月1日　至2004年3月31日)　(単位:百万円)

売却額	売却益の合計	売却損の合計
102	59	—

3. 時価評価されていない主な有価証券の内容

(単位:百万円)

	連結貸借対照表計上額
その他有価証券	
非上場株式(店頭売買を除く)	273
投資事業有限責任組合等への出資金	344
合計	617

当連結会計年度(2005年3月31日)

1. その他有価証券で時価のあるもの

(単位:百万円)

種類	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
(1)株式	159	308	148
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	159	308	148
連結貸借対照表計上額が取得原価を超えないもの			
(1)株式	—	—	—
(2)債券			
①国債・地方債等	—	—	—
②社債	—	—	—
③その他	—	—	—
(3)その他	—	—	—
小計	—	—	—
合計	159	308	148

(注)取得原価は減損処理後の帳簿価額であります。

2. 当連結会計年度中に売却したその他有価証券

該当事項はありません。

3. 時価評価されていない主な有価証券の内容

(単位:百万円)

	連結貸借対照表計上額
その他有価証券	
非上場株式	274
投資事業有限責任組合等への出資金	314
合計	588

デリバティブ取引関係

前連結会計年度及び当連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

退職給付関係

前連結会計年度 (自2003年4月1日　至2004年3月31日)	当連結会計年度 (自2004年4月1日　至2005年3月31日)
1. 採用している退職給付制度の概要 　当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前連結会計年度において退職一時金制度を廃止するとともに、厚生年金基金につきましては、2003年1月29日に厚生労働大臣より解散の認可を得て同日に解散し、2004年5月26日に厚生労働大臣より清算結了の承認を受けております。 2. 退職給付債務に関する事項 ―――― 3. 退職給付費用に関する事項 (単位：百万円) 厚生年金基金補填額 ...... 887 退職加算金 ...... 1,089 退職給付費用 ...... 1,977 (注)厚生年金基金補填額は、厚生年金基金の解散に伴い当期に発生した当社及び国内連結子会社の追加拠出額であります。	該当事項はありません。

税効果会計関係

前連結会計年度 (2004年3月31日)	当連結会計年度 (2005年3月31日)

前連結会計年度(2004年3月31日)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1)流動の部

(単位:百万円)

繰延税金資産	
減価償却損金算入限度超過額	1,493
賞与引当金否認額	1,409
たな卸資産未実現利益	1,604
未払事業税否認額	1,200
その他	1,358
繰延税金資産合計	7,066

(2)固定の部

(単位:百万円)

繰延税金資産	
減価償却損金算入限度超過額	2,069
減損損失否認額	824
貸倒引当金損金算入限度超過額	181
その他	859
繰延税金資産合計	3,934
繰延税金負債	
固定資産圧縮積立金	△467
特別償却準備金	△289
その他	△165
繰延税金負債合計	△922
繰延税金資産の純額	3,012

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	41.7%
(調整)	
海外連結子会社の税率差異	△12.4
交際費等永久に損金に算入されない項目	0.7
住民税均等割等	0.2
受取配当金等永久に益金に算入されない項目	△2.1
受取配当金等連結消去に伴う影響額	1.6
試験研究費等の特別税額控除	△1.1
その他	△0.1
税効果会計適用後の法人税等の負担率	28.5

当連結会計年度(2005年3月31日)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(1)流動の部

(単位:百万円)

繰延税金資産	
たな卸資産未実現利益	1,710
賞与引当金否認額	1,529
未払事業税否認額	691
たな卸資産評価損否認額	455
未払費用否認額	497
その他	1,615
繰延税金資産合計	6,500

(2)固定の部

(単位:百万円)

繰延税金資産	
減価償却損金算入限度超過額	1,876
減損損失否認額	861
工場閉鎖損失否認額	510
その他	740
繰延税金資産合計	3,989
繰延税金負債	
固定資産圧縮積立金	△434
特別償却準備金	△266
その他有価証券評価差額金	△25
その他	△165
繰延税金負債合計	△891
繰延税金資産の純額	3,097

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

連結財務諸表提出会社の法定実効税率	40.4%
(調整)	
海外連結子会社の税率差異	△13.8
交際費等永久に損金に算入されない項目	0.4
住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△2.6
受取配当金等連結消去に伴う影響額	0.8
持分法による投資利益	△1.8
試験研究費等の特別税額控除	△0.8
その他	0.3
税効果会計適用後の法人税等の負担率	23.0

セグメント情報

（イ）事業の種類別セグメント情報

（単位：百万円）

	前連結会計年度（自2003年4月1日　至2004年3月31日）								
	情報・通信		アイケア		生活文化				
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス	計	消去又は全社	連結
I. 売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	135,071	4,116	98,203	28,380	4,321	1,350	271,443	—	271,443
(2)セグメント間の内部売上高又は振替高	80	0	18	0	61	5,803	5,964	(5,964)	—
計	135,152	4,116	98,221	28,381	4,383	7,154	277,408	(5,964)	271,443
営業費用	89,982	4,192	80,724	22,108	4,879	6,546	208,434	(5,157)	203,277
営業利益又は営業損失(△)	45,169	△76	17,496	6,272	△496	607	68,973	(807)	68,166
II. 資産、減価償却費、減損損失及び資本的支出									
資産	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
減価償却費	13,205	58	5,735	532	351	29	19,913	75	19,988
減損損失	—	—	—	—	2,040	—	2,040	—	2,040
資本的支出	22,246	36	6,915	1,201	224	14	30,638	20	30,659

（単位：百万円）

	当連結会計年度（自2004年4月1日　至2005年3月31日）								
	情報・通信		アイケア		生活文化				
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス	計	消去又は全社	連結
I. 売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	165,664	10,749	94,971	31,409	3,672	1,706	308,172	—	308,172
(2)セグメント間の内部売上高又は振替高	526	233	17	0	50	5,054	5,881	(5,881)	—
計	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
営業費用	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
営業利益又は営業損失(△)	63,290	892	17,078	7,141	△420	673	88,655	(3,735)	84,920
II. 資産、減価償却費、減損損失及び資本的支出									
資産	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
減価償却費	14,729	126	5,899	668	—	81	21,506	154	21,660
減損損失	—	766	—	—	92	—	859	—	859
資本的支出	31,962	191	6,786	737	92	218	39,988	186	40,175

(注) 1. 事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク、液晶パネル用部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器
	ヘルスケア	コンタクトレンズおよび付属品、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣、業務請負

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度2,423百万円、当連結会計年度2,873百万円であり、その主なものは、グローバル本社並びに海外の地域本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度52,594百万円、当連結会計年度75,075百万円であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及びグローバル本社並びに海外の地域本社に係る資産等であります。

(ロ) 所在地別セグメント情報

(単位:百万円)

	前連結会計年度 (自2003年4月1日 至2004年3月31日)						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I. 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	188,441	33,112	37,485	12,404	271,443	—	271,443
(2) セグメント間の内部売上高又は振替高	16,789	91	849	60,195	77,926	(77,926)	—
計	205,231	33,203	38,334	72,599	349,369	(77,926)	271,443
営業費用	167,668	31,390	29,293	54,693	283,045	(79,768)	203,277
営業利益	37,562	1,813	9,041	17,906	66,324	1,842	68,166
II. 資産	161,335	19,058	26,691	66,337	273,423	16,463	289,887

(単位：百万円)

	当連結会計年度 (自2004年4月1日　至2005年3月31日)						
	日本	北米	欧州	アジア	計	消去又は全社	連結
I. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	230,945	30,775	33,803	12,647	308,172	—	308,172
(2)セグメント間の内部売上高又は振替高	19,048	199	255	89,748	109,252	(109,252)	—
計	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
営業費用	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
営業利益	45,581	62	5,863	31,393	82,900	2,020	84,920
II. 資産	165,938	17,128	32,927	104,191	320,185	31,297	351,482

(注) 1. 国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法……………………地理的近接度によっております。

(2)各区分に属する主な国又は地域…………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、中国、韓国、台湾等

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度2,074百万円、当連結会計年度2,561百万円であり、その主なものは、グローバル本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度47,511百万円、当連結会計年度72,840百万円であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及びグローバル本社に係る資産等であります。

(ハ) 海外売上高

(単位：百万円)

	前連結会計年度 (自2003年4月1日　至2004年3月31日)				
	北米	欧州	アジア	その他の地域	計
I. 海外売上高	38,282	40,168	44,656	11	123,118
II. 連結売上高					271,443
III. 連結売上高に占める海外売上高の割合	14.1%	14.8%	16.5%	0.0%	45.4%

（単位：百万円）

	当連結会計年度（自2004年4月1日　至2005年3月31日）				
	北米	欧州	アジア	その他の地域	計
I. 海外売上高	43,519	36,430	61,797	10	141,758
II. 連結売上高					308,172
III. 連結売上高に占める海外売上高の割合	14.1%	11.8%	20.1%	0.0%	46.0%

（注）1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

2. 国又は地域の区分の方法及び各区分に属する主な国又は地域

（1）国又は地域の区分の方法 ....地理的近接度によっております。

（2）各区分に属する主な国又は地域 ....北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

関連当事者との取引

当グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

役員及び個人主要株主等

前連結会計年度（自2003年4月1日　至2004年3月31日）

属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容 役員の兼任等	関係内容 事業上の関係	取引内容	取引金額	科目	期末残高
役員及びその近親者が議決権の過半数を所有している会社等（当該会社等の子会社を含む）	（有）キュウ・シイ・エスアソシエイツ	東京都港区	3百万円	経営コンサルティング業務	当社取締役椎名武雄の直接所有100%	1名	—	コンサルタント＊業務の委託	1百万円	未払費用	—

取引条件及び取引条件の決定方針等

＊コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。なお、当該取引は2003年6月をもって終了しております。

当連結会計年度（自2004年4月1日　至2005年3月31日）

該当事項はありません。

1株当たり情報

前連結会計年度 (自2003年4月1日　至2004年3月31日)		当連結会計年度 (自2004年4月1日　至2005年3月31日)	
1株当たり純資産額	1,967.60円	1株当たり純資産額	2,494.37円
1株当たり当期純利益	350.96円	1株当たり当期純利益	578.84円
潜在株式調整後1株当たり当期純利益	350.56円	潜在株式調整後1株当たり当期純利益	577.52円
(注)1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。		(注)1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。	
1株当たり当期純利益		1株当たり当期純利益	
当期純利益(百万円)	39,548	当期純利益(百万円)	64,135
普通株主に帰属しない金額(百万円)	49	普通株主に帰属しない金額(百万円)	63
(うち利益処分による取締役賞与)	(49)	(うち利益処分による取締役賞与)	(63)
普通株式に係る当期純利益(百万円)	39,499	普通株式に係る当期純利益(百万円)	64,072
期中平均株式数(千株)	112,545	期中平均株式数(千株)	110,690
潜在株式調整後1株当たり当期純利益		潜在株式調整後1株当たり当期純利益	
当期純利益調整額(百万円)	—	当期純利益調整額(百万円)	—
普通株式増加数(千株)	129	普通株式増加数(千株)	253
(うち新株予約権)	(129)	(うち新株予約権)	(253)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—	希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

連結附属明細表

社債明細表

前連結会計年度及び当連結会計年度においては該当事項はありません。

借入金等明細表

	前連結会計年度(2004年3月31日)			
区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
短期借入金	2,250	335	5.0	—
1年以内に返済予定の長期借入金	33	150	1.6	—
長期借入金(1年以内に返済予定のものを除く。)	7	—	—	—
その他の有利子負債	—	—	—	—
合計	2,291	486	—	—

(注)1. 1年以内に返済予定の長期借入金は、連結貸借対照表上、流動負債の「短期借入金」に含めて表示しております。また、当期末残高は、当期に新たに連結子会社となった会社に関わるものであります。

2. 平均利率は、当期末残高に対する加重平均利率を記載しております。

区分	当連結会計年度（2005年3月31日） 前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	335	194	4.7	—
1年以内に返済予定の長期借入金	150	—	—	—
長期借入金（1年以内に返済予定のものを除く。）	—	—	—	—
その他の有利子負債	—	—	—	—
合計	486	194	—	—

（注）平均利率は、当期末残高に対する加重平均利率を記載しております。

その他

前連結会計年度（自2003年4月1日　至2004年3月31日）	当連結会計年度（自2004年4月1日　至2005年3月31日）
当連結会計年度終了後、当社は、株主重視の経営を進め、株式数減少により株主価値の向上を図ることを目的として、2004年5月27日開催の取締役会において商法第212条の規定に基づく自己株式の消却を決議し、次のとおり株式消却を行いました。 1. 自己株式消却の概要 (1)方式……利益による自己株式の消却 (2)自己株式の種類及び数……普通株式3,775,400株（発行済株式総数の3.25%） (3)消却の時期……2004年6月1日 (4)消却総額……30,702,267,438円 (5)消却後の発行済株式総数……112,349,005株	該当事項はありません。

Deloitte.

トーマツ

監査法人トーマツ
東京事務所
〒108-8530
東京都港区芝浦四丁目13番23号
MS芝浦ビル
Tel: (03)3457 7321
Fax: (03)3457 1694
www.tohmatsu.co.jp

独立監査人の監査報告書

２００５年６月１７日

ＨＯＹＡ株式会社
取締役会 御中

監査法人 トーマツ

指定社員
業務執行社員　公認会計士　小川陽一郎

指定社員
業務執行社員　公認会計士　羽鳥良彰

指定社員
業務執行社員　公認会計士　坂本一朗

当監査法人は、ＨＯＹＡ株式会社及び子会社の２００４年３月３１日現在及び２００５年３月３１日現在の連結貸借対照表並びに同日をもって終了する各連結会計年度の連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ＨＯＹＡ株式会社及び子会社の２００４年３月３１日現在及び２００５年３月３１日現在の財政状態並びに同日をもって終了する各連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

Member of
Deloitte Touche Tohmatsu

HOYA株式会社会社データ

（2005年3月31日現在）

●**創立**

1941（昭和16）年11月1日

●**資本金**

6,264,201,967円

●**従業員の状況**

HOYA（株）社員数

3,173名（前期末比190名増）

平均年齢	40.8歳
平均勤続年数	13.6年

HOYAグループ社員数（連結）

21,234名（前期末比3,142名増）

●**決算日**

毎年3月31日

●**定時株主総会**

毎年6月

●**役員**（2005年6月17日現在）

取締役

取締役	椎名　武雄	（日本アイ・ビー・エム株式会社　最高顧問）
取締役	茂木友三郎	（キッコーマン株式会社　代表取締役会長CEO）
取締役	塙　義一	（日産自動車株式会社　相談役 名誉会長）
取締役	河野　栄子	（株式会社リクルート　取締役会長 兼 取締役会議長）
取締役	児玉　幸治	（財団法人日本情報処理開発協会　会長）
取締役	鈴木　洋	
取締役	江間　賢二	
取締役	丹治　宏彰	

執行役

代表執行役	最高経営責任者	鈴木　洋
執行役	最高財務責任者	江間　賢二
執行役	事業開発部門長	丹治　宏彰

●**HOYAグループ組織**



グローバル本社
（経営戦略の立案）
情報・通信分野
HOYA（株）ブランクス事業部、マスク事業部、MD事業部、オプティクス事業部
アイケア分野
HOYA（株）ビジョンケアカンパニー、メディカル事業部、HOYAヘルスケア（株）
その他
HOYA（株）クリスタルカンパニー、HOYAサービス（株）
法務支援・内部監査等
（エリア）
日本
ASIA
（地域本社）
US
（地域本社）
EU／FHQ
（地域本社／グループ財務拠点）
グローバルベースでの事業戦略の遂行

株式情報
（2005年3月31日現在）

●上場証券取引所
東京:第一部

●授権株式数
316,224,600株※

●発行済株式総数
112,349,005株※

●1単元の株式数
100株

●株主数
7,443名

●株式の所有者別状況



＜所有株式数＞
個人・その他 11.95%
金融機関・証券会社 30.96%
外国人 55.58%
その他国内法人 1.51%
＜株主数＞
金融機関・証券会社 2.63%
その他国内法人 2.00%
個人・その他 87.04%
外国人 8.33%

※2004年6月1日付で、自己株式3,775,400株の消却を行い、同日付で、授権株式数、発行済株式総数のそれぞれが、当該株式数だけ減少しております。

●自己株式の取得、処分等および保有の状況

（1）取得した株式
- 普通株式　3,437株
- 取得価額の総額　38百万円

（2）処分した株式
- 普通株式　118,142株
- 処分価額の総額　911百万円

（3）失効手続をした株式
- 普通株式　3,775,400株

（4）決算期末において保有する株式
- 普通株式　967,762株

注 2004年3月31日現在において、当社は普通株式4,857,867株を保有しておりました。

●大株主一覧

順位	株主名	株式数（百株）	議決権比率（%）
1	日本マスタートラスト信託銀行株式会社（信託口）	69,068	6.20
2	日本トラスティ・サービス信託銀行株式会社（信託口）	66,966	6.01
3	ザチェースマンハッタンバンクエヌエイロンドン	60,740	5.45
4	ステートストリートバンクアンドトラストカンパニー	58,462	5.25
5	第一生命保険相互会社	57,653	5.17
6	ステートストリートバンクアンドトラストカンパニー505103	44,282	3.97
7	日本生命保険相互会社	36,439	3.27
8	ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	24,519	2.20
9	山中衛	22,549	2.02
10	ステートストリートバンクアンドトラストカンパニー505041	19,670	1.76
	上位10名合計	460,349	41.36

●新株予約権の発行

第66期定時株主総会の承認および取締役会決議に基づき、次のとおりストックオプションとして新株予約権を発行しました。

第四回（2004年11月25日取締役会決議）

（1）発行した新株予約権の数　1,589個

（2）新株予約権の目的たる株式の種類および数
　普通株式　158,900株
　（新株予約権1個につき100株）

（3）新株予約権の発行価額　無償とする

（4）新株予約権の権利行使時の1株当たり払込金額　10,850円

（5）新株予約権の権利行使期間
　2005年10月1日から2009年9月30日まで。
　ただし、各期間の行使限度を別途定める。

●株価の推移

	2004年		2005年	
	高値	安値	高値	安値
1～3月	10,890円	9,580円	12,150円	10,580円
4～6月	12,190円	9,920円		
7～9月	11,660円	10,150円		
10～12月	11,860円	10,520円		

●株式名義書換代理人事務取扱所

UFJ信託銀行株式会社証券代行部
〒137-8081 東京都江東区東砂7-10-11
電話　03-5683-5111（代表）

沿革

（2005年3月31日現在）

1941年
11月 東京都保谷町（現在の西東京市）で東洋光学硝子製造所を創業。光学ガラス製造に着手。

1944年
8月 資本金120万円の株式会社に改組。商号を（株）東洋光学硝子製造所に変更。

1945年
10月 クリスタルガラス食器製造開始。

1947年
8月 商号を（株）保谷クリスタル硝子製造所に変更。

1952年
2月 光学ガラスBK7製造再開。

1960年
11月 昭和工場（東京都昭島市、現在の昭島工場）を新設。保谷光学工業（株）、山中光学工業（株）および保谷光学硝子販売（株）を吸収合併し、商号を（株）保谷硝子に変更。

1961年
10月 東京証券取引所市場第二部へ上場。

1962年
5月 メガネ用レンズ製造開始。
10月 名古屋証券取引所市場第二部へ上場。

1963年
5月 武蔵工場（埼玉県入間市）を新設。

1967年
4月 累進焦点メガネレンズを発売。

1972年
12月 ソフトコンタクトレンズ製造開始。

1973年
2月 東京証券取引所および名古屋証券取引所の市場第一部へ指定替え。

1974年
1月 長坂工場（山梨県長坂町）を新設し、ICマスクサブストレート製造開始。HOYAオンラインシステム（メガネレンズの受発注）を発表。

1982年
10月 子会社の（株）保谷電子を吸収合併。

1983年
1月 八王子工場（東京都八王子市）を新設し、ICフォトマスク製造開始。

1984年
8月 新本社ビルを現在地に竣工。
10月 子会社の（株）保谷レンズおよび（株）保谷クリスタルを吸収合併し、商号をHOYA（株）に変更。

1985年
4月 児玉開発研究所（埼玉県児玉町）を新設。

1986年
10月 R&D（東京都昭島市）センター竣工。

1987年
6月 眼内レンズ（白内障術後用）製造開始。
11月 光学ガラスによる非球面モールドレンズ製造開始。

1989年
4月 オランダにHOYA EUROPE B.V.（現HOYA HOLDINGS N.V.）、米国にHOYA CORPORATION USAを設立。

1991年
3月 HDD用ガラスディスクを発売。

1993年
10月 HOYA グループ環境理念・環境基本原則を制定。

1994年
4月 グループの機構改革を行い、3ディビジョン制（エレクトロオプティクス、ビジョンケア、クリスタル）へ移行。

1995年
6月 社外取締役制度を導入。

1996年
8月 米国IBM社とHDD用次世代ガラスディスク開発の技術協力開始。
11月 熊本工場（熊本県菊池郡大津町）を新設。

1997年
4月 カンパニー制を導入し2つのカンパニー（エレクトロオプティクス、ビジョンケア）と3つの事業子会社（HOYA PHOTONICS, INC.、HOYAヘルスケア（株）、HOYAクリスタル（株））へ機構改革。SAP社のERP（統合業務パッケージソフト）R/3を導入。
5月 シンガポールにエリア持株会社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設け、先にオランダおよび米国にそれぞれ設置したHOYA HOLDINGS N.V.とHOYA HOLDINGS INC.の2社と合わせて欧州、北米、アジア各地域のエリア持株会社体制が整う。
12月 HOYA LENS DEUTSCHLAND GmbHがHOYAグループ最初のISO14001を取得。

1998年
4月 四半期毎の連結決算発表を開始。五日市工場が国内主要工場で最初のISO14001を取得。

1999年
2月 国内主要全工場でISO14001を取得。
9月 ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.を買収。

2000年
4月 アメリカのメガネレンズ加工販売会社OPTICAL RESOURCES GROUP, INC.を買収。（2001年3月、HOYA（株）の在外支店に組織変更）
7月 沖電気工業（株）の半導体フォトマスク製造部門を譲り受ける。

2001年
5月 高屈折プラスチックレンズ素材「アイリー」を使用した「HOYALUX サミットプロ」および「NuLux EP」を発売。
10月 軟性眼内レンズ（ソフトIOL）製造開始。

2002年
5月 半導体新基板材料3C-SiC製造販売を新会社にて開始。
8月 大日本印刷（株）と次世代半導体用マスクブランクスの技術アライアンス締結。

2003年
1月 名古屋証券取引所の市場第一部上場廃止。
3月 子会社のHOYAクリスタル（株）、HOYAクリスタルショップ（株）を吸収合併。
6月 委員会等設置会社へ移行。
7月 グローバルベースでの財務マネジメント機能を欧州エリア持株会社に移管。

2004年
2月 子会社のHOYA オプティクス（株）を吸収合併。
3月 日本板硝子（株）のHDD 用ガラスディスク事業を譲り受ける。
10月 米国預託証券（ADR）プログラムLevel-1を開設。

国内・海外事業所

(2005年3月31日現在)

HOYA株式会社

東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1151

事業開発部門
東京都昭島市武蔵野3-3-1 R&Dセンタービル
〒196-8510
TEL 042-546-2701

<情報・通信分野>

ブランクス事業部

本部・営業部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1050

長坂工場
山梨県北杜市長坂町中丸3280
〒408-8550
TEL 0551-32-2911

●海外事業所

EUROPE BRANCH
Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

マスク事業部

八王子工場
東京都八王子市川口町1375 〒193-8525
TEL 0426-54-6211

熊本工場
熊本県菊池郡大津町大字高尾野字平成272-3
〒869-1232
TEL 096-294-0850

横浜マーケティングセンター
神奈川県横浜市港北区新横浜3-18-9
新横浜ICビル8F 〒222-0033
TEL 045-474-7400

関西マーケティングセンター
京都府京都市南区西九条蔵王町30-1
三井生命京都南ビル2F 〒601-8414
TEL 075-694-5088

MD事業部

本部・営業部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1061

オプティクス事業部

本部・昭島工場・営業部
東京都昭島市武蔵野3-3-1 〒196-8510
TEL 042-546-2511

長野工場
長野県下伊那郡高森町下市田3111番地1
〒399-3103
TEL 0265-35-3331

<アイケア分野>

ビジョンケアカンパニー

本部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3952-1843

レンズテクノロジーセンター
東京都あきる野市小和田1-1 〒190-0151
TEL 042-596-1111

●国内事業所

日本アジア統括本部
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル6F 〒169-8661
TEL 03-3232-1275

東日本営業部北海道営業所
北海道札幌市白石区本町19丁目南2-7食糧ビル5F
〒003-0026
TEL 011-846-5585

東日本営業部東北営業所
宮城県仙台市泉区泉中央4-1-5
SAKAE 泉中央ビル5F 〒981-3133
TEL 022-371-3057

東日本営業部東京第1営業所、東京第2営業所
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル4F 〒169-8661
TEL (第1) 03-3232-7582
(第2) 03-3232-7540

西日本営業部名古屋営業所
愛知県名古屋市中区栄2-11-30
セントラルビル9F 〒460-0008
TEL 052-203-2901

西日本営業部大阪営業所
大阪府大阪市福島区福島3-1-59
イカリビル5F 〒553-0003
TEL 06-6453-9451

西日本営業部中四国営業所
広島県広島市南区金屋町2-15
マニュライフプレイス広島4F 〒732-0825
TEL 082-263-2424

西日本営業部九州営業所
佐賀県鳥栖市酒井西町榎町666番
〒841-0042
TEL 0942-87-7871

東日本特販部
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル5F 〒169-8661
TEL 03-3232-1318

西日本特販部
大阪府大阪市福島区福島3-1-59
イカリビル5F 〒553-0003
TEL 06-6453-9451

RX部水口ラボラトリー
滋賀県甲賀市水口町さつきが丘37番地
〒528-8510
TEL 0748-63-5000

RX部九州ラボラトリー
佐賀県鳥栖市酒井西町榎町666番
〒841-0042
TEL 0942-87-7930

●海外事業所

北米支店

HOYA VISION CARE, NORTH AMERICA HEADQUARTERS
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

CLEVELAND FACILITY
94 Pelret Industrial Parkway, Berea, OH 44017,
U.S.A.
TEL 440-239-0692

DALLAS FACILITY
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

DAYTON FACILITY
1730 Dalton Drive New Carlistle, OH 45344,
U.S.A.
TEL 937-849-1000

EUGENE FACILITY
1370 S. Bertelsen Rd. Eugene, OR 97402,
U.S.A.
TEL 541-683-3898

HARTFORD FACILITY
580 Nutmeg Rd., N S. Windsor,
CT 06074-2458, U.S.A.
TEL 860-289-5367

LARGO FACILITY
12345-B Starkey Rd., Largo, FL 33773, U.S.A.
TEL 727-531-8964

MODESTO FACILITY
1400 Carpenter Lane Modesto, CA 95351 U.S.A.
TEL 209-579-7739

PORTLAND FACILITY
3880 S.E. 8th Ave. Portland,
OR 97202-3704, U.S.A.
TEL 503-233-6211

SAN DIEGO FACILITY
4255 Ruffin Road San Diego, CA 92123 U.S.A.
TEL 858-309-6050

SEATTLE FACILITY
2330 S.78th Street Tacoma, WA 98409-9051, U.S.A.
TEL 253-475-7809

ST. LOUIS FACILITY
301 Vision Dr. Columbia, IL 62236, U.S.A.
TEL 618-281-3344

メディカル事業部

本部
東京都新宿区中落合2-7-5 〒161-8525
TEL 03-3950-6011

<その他の事業>

クリスタルカンパニー

本部
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル2F
〒169-8661
TEL 03-3205-1821

武蔵工場
埼玉県入間市宮寺3169 〒358-0014
TEL 04-2934-5131

HOYAグループ

(2005年3月31日現在)

国内グループ会社

<情報・通信分野>

HOYA CANDEO OPTRONICS 株式会社
埼玉県戸田市氷川町3-5-24 〒335-0027
TEL 048-447-6052

HOYAフォトニクス株式会社
埼玉県戸田市氷川町3-5-24 〒335-0027
TEL 048-447-6050

HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社
神奈川県相模原市田名塩田1-17-16
〒229-1125
TEL 042-777-5404

NHテクノグラス株式会社※
神奈川県横浜市港北区新横浜2-12-20
京浜建物第一ビル6F 〒222-0033
TEL 045-475-2905

<アイケア分野>

HOYAヘルスケア株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル7F 〒169-8661
TEL 03-3232-7062

<その他の事業>

HOYAサービス株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル10F 〒169-8661
TEL 03-3232-7671

ウェルフェア株式会社
東京都新宿区高田馬場1-29-9
HOYAマーケティングビル8F 〒169-8661
TEL 03-3232-1019

海外グループ会社

●アジア・オセアニア地域

地域本社
HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court, Singapore 069538
TEL 6323-1151

HOYA MICROELECTRONICS TAIWAN CO., LTD.
No.36, Kedung 3rd Rd., Science-Based Industrial Park, Churan, Miaoli County 350,Taiwan
TEL 37-580-085

HOYA OPTO-ELECTRONICS QINGDAO LTD.
No.66 Songhuajiang Road,Qingdao Economic & Technological Development Zone,
Qingdao City, Shandong Province, China
TEL 532-6760997

HOYA MAGNETICS SINGAPORE PTE LTD.
#3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-581-314

HOYA GLASS DISK PHILIPPINES, INC
111 East Main Avenue Special Export Processing Zone (SEPZ) Laguna Technopark
Binan, Laguna Philippines
TEL 049-541-2730

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-552-413

HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
229 Taishan Road, Suzhou New District, Jiangsu Province, 215129, P.R. China
TEL 0512-6665-0752

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway,
9 Canton Road, Tsim Sha Tsui, Kowloon,
Hong Kong
TEL 2723-6883

HOYA LENS TAIWAN LTD.
3rd Floor, No.146, Sung Chiang Road, Taipei,
Taiwan
TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney, N.S.W.
Australia 2015
TEL 02-9698-1577

THAI HOYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256 Phyathai Road,Thung-Phyathai, Rajthavee, Bangkok 10400,Thailand
TEL 02219-3972

HOYA LENS THAILAND LTD.
853 Phaholyothin RD., Prachatipat,
Thanyaburi, Patumthani 12130, Thailand
TEL 02-901-2021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre,
27-31 Au Pui Wan Street, Fo Tan,
N.T. Hong Kong
TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15 Seocho-Dong, Seocho-gu, Seoul, 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District,
Guangzhou, 510730, P.R.China
TEL 020-8222-3999

HOYA LENS SHANGHAI LTD.
SHANGHAI HEAD OFFICE
3F (W.), No.10 Lane 561, Nujiang Rd. (N.),
Shanghai, 200333, P.R.China
TEL 021-5281-9663

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan Kepong,
52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat Building, Singapore 169074
TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre, cor, Ormaza & Dela Rosa Sts, Legaspi Village, Makati City,
Philippines
TEL 02-751-7174

HOYA MEDICAL SINGAPORE PTE, LTD.
455A Jalan Ahmad Ibrahim Singapore 639939
TEL 6862-3673

●ヨーロッパ地域

地域本社／グループ財務拠点
HOYA HOLDINGS N.V.
Amsterdamseweg 29, 1422 AC Uithoorn,
P.O. Box 250, 1420 AG Uithoorn,
The Netherlands
TEL 0297-514-356

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 27, 1422 AC Uithoorn,
P.O. Box 535, 1420 CA Uithoorn,
The Netherlands
TEL 0297-514-202

HOYA LENS FRANCE S.A.
ZA Pariest Rue Willy Brandt, 77184
Emerainville, France
TEL 01-6037-7253

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, SE-212 28 Malmö, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham, LL13 9UA,
United Kingdom
TEL 01978-663153

HOYA LENS IBERIA S.A. Unipersonal
Paseo de las Flores, 23, 28820-Coslada,
Madrid, Spain
TEL 091-6603511

HOYA LENS ITALIA S.P.A.
Via Bernadino Zenale, 27, 20024 Garbagnate,
Milanese, Milan, Italy
TEL 02-99071371

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens Strasse 1, D-79379 Müllheim/Baden,
Germany
TEL 07631-1860

HOYA LENS DANMARK A/S
Hø rskaetten 28, 2630 Taastrup, Denmark
TEL 4355-8200

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9,02-604 Warsaw, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen,
Belgium
TEL 03-660-0100

HOYA LENS HUNGARY RT.
Telek. U. 3, H-1152 Budapest, Hungary
TEL 01-30-585-19

HOYA LENS MANUFACTURING HUNGARY RT.
18, Ipari ut, H-4702 Mateszalka, Hungary
TEL 044-418 200

●アメリカ地域

地域本社
HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-3300

HOYA PHOTONICS, INC.
47733 Fremont Blvd., Fremont, CA 94538
U.S.A.
TEL 510-445-4500

HOYA LENS OF AMERICA INC. (BETHEL FACILITY)
13 Francis J. Clarke Circle Bethel,
CT 06801-2846, U.S.A.
TEL 203-790-0171

EAGLE OPTICS, INC (ATLANTA FACILITY)
591-F Thornton Road, Lithia Springs,
GA 30122, U.S.A.
TEL 770-944-1800

HOYA LENS OF CHICAGO, INC. (CHICAGO FACILITY)
3531 Martens Street, Franklin Park, IL 60131,
U.S.A.
TEL 847-678-4700

HOYA LENS CANADA, INC.
21-3330 Ridgeway Drive, Mississauga, Ontario,
Canada L5L 5Z9
TEL 888-258-4692

HOYA LENS OF NEW ORLEANS, INC. (NEW ORLEANS FACILITY)
5039 Farefield St. Metairie, LA 70006, U.S.A.
TEL 504-780-7112

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York,
NY 10010, U.S.A.
TEL 212-679-3100

※持分法適用会社

この印刷物の内容に関する問い合わせ先
HOYA株式会社
東京都新宿区中落合二丁目7番5号 〒161-8525
電話 03-3952-1160 FAX 03-3952-0726
URL http://www.hoya.co.jp/

HOYA株式会社
東京都新宿区中落合二丁目7番5号　〒161-8525

この用紙は再生紙を使用しています。
Printed in Japan

File No:82-34801

HOYA

平成17年7月20日

平成18年3月期

第1四半期連結決算概況

自　平成17年4月1日
至　平成17年6月30日

目　次:

HOYA株式会社

HOYA

平成18年3月期 第1四半期財務・業績の概況（連結）

平成17年7月20日

上場会社名　HOYA株式会社　（コード番号：7741 東証第1部）
（URL http://www.hoya.co.jp ）
問合せ先　代表者　代表執行役CEO　鈴木　洋
責任者　CFO　江間　賢二　（TEL：03-3952-1160）

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：　無
② 最近連結会計年度からの会計処理の方法の変更の有無　：　無
③ 連結及び持分法の適用範囲の異動の有無　：　有
直前四半期（前第4四半期）比　連結（新規）2社、（除外）－社、持分法（新規）－社、（除外）－社

2．平成18年3月期第1四半期財務・業績の概況（平成17年4月1日～平成17年6月30日）
［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
18年3月期第1四半期	81,777（ 9.1）	25,055（ 18.9）	27,465（ 22.8）
17年3月期第1四半期	74,961（ 17.3）	21,081（ 45.0）	22,366（ 51.6）
（参考）17年3月期	308,172（ 13.5）	84,920（ 24.6）	89,525（ 34.5）

	四半期（当期）純利益	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
18年3月期第1四半期	20,389（ 25.7）	183円02銭	182円52銭
17年3月期第1四半期	16,222（ 65.6）	149円15銭	148円75銭
（参考）17年3月期	64,135（ 62.2）	578円84銭	577円52銭

（注）売上高、営業利益等におけるパーセント表示は、対前年同四半期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
18年3月期第1四半期	352,588	286,827	81.3%	2,574円53銭
17年3月期第1四半期	293,699	230,648	78.5%	2,072円58銭
（参考）17年3月期	351,482	277,889	79.1%	2,494円37銭

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
18年3月期第1四半期	17,758	△12,504	△9,805	106,998
17年3月期第1四半期	10,090	△8,328	△5,685	77,158
（参考）17年3月期	76,000	△35,524	△11,692	112,874

3．平成18年3月期 中間期の連結業績予想（平成17年4月1日～平成17年9月30日）　［単位：百万円］

	売上高	営業利益	経常利益	中間純利益	1株当たり中間純利益
18年3月期中間期予想	163,000	49,000	52,500	38,000	341円11銭
17年3月期中間期実績	153,447	44,128	46,771	32,894	298円95銭

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当第１四半期の経営成績

①全般の状況

・売上高	：	817 億 7千7百万円	（前年同期比、	9.1 %増）
・営業利益	：	250 億 5千5百万円	（　同、	18.9 %増）
・経常利益	：	274 億 6千5百万円	（　同、	22.8 %増）
・四半期純利益	：	203 億 8千9百万円	（　同、	25.7 %増）
・１株当たり四半期純利益	：	183.02 円	（　同、	33.87 円増）

・当四半期は、景気のけん引役であったデジタル家電関連製品の在庫調整が進み、新製品を中心に生産回復の兆しが見えてまいりました。企業の設備投資の計画も上向きで、雇用の改善を受けて個人消費にも明るさが戻ってまいりました。

・為替の状況は、当四半期の平均為替レートは、前年同期と比べてＵＳドルおよびタイ・バーツはともに1.1%の円高となり、ユーロは2.1%の円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、一部製品で市場の在庫調整の影響を受けましたが、全般に顧客の積極的な生産能力の増強と新製品の開発は盛んで、高精度製品の需要が継続しました。ビジョンケア部門では、メガネレンズの国内市場、海外市場ともに堅調な伸びを示しました。ヘルスケア部門では高機能製品が好調に推移しました。その結果、当四半期の連結売上高は817億7千7百万円と、前年同期に比べて9.1%の増収となりました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ･ﾕｰﾛ)の四半期別推移


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
123.77
120.22
122.68
128.44
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
116.58
118.24
121.83
119.00
119.25
116.20
108.46
107.13
104.52
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H18/1Q」は、平成18年3月期の第1四半期（当第1四半期：平成17年4月1日～同6月30日）を、同様に「H17/1Q」は、平成17年3月期の第1四半期（前第1四半期：平成16年4月1日～同6月30日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ
ﾎﾄﾆｸｽ
ﾋﾞｼﾞｮﾝｹｱ
ﾍﾙｽｹｱ
ｸﾘｽﾀﾙ
ｻｰﾋﾞｽ

・当四半期は、エレクトロオプティクス部門で高精度製品の受注が堅調で、アイケア分野でも高付加価値製品の販売拡大によりともに増益となりました。グループ全体で前年同期に比べ、営業利益は18.9%、経常利益は22.8%、四半期純利益は25.7%のそれぞれ増益となりました。売上高と合わせて、いずれも四半期ベースの過去最高となりました。1株当たり四半期純利益は183円02銭と前年同期に比べ33円87銭増加しました。

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
H15/1Q
12,598
10,848
6,868
H15/2Q
13,951
14,179
7,977
H15/3Q
13,433
12,435
△2,125
H15/4Q
13,000
13,412
7,317
H16/1Q
14,536
14,757
9,795
H16/2Q
16,400
15,638
9,129
H16/3Q
17,679
17,091
10,419
H16/4Q
19,551
19,068
10,205
H17/1Q
21,081
22,366
16,222
H17/2Q
23,047
24,404
16,677
H17/3Q
21,652
22,314
16,123
H17/4Q
19,138
20,440
15,118
H18/1Q
25,055
27,465
20,389
営業利益
経常利益
四半期純利益

※ 平成15年3月期第3四半期における四半期純利益の大幅な減少は、当社厚生年金基金の解散に向けた補填額14,949百万円を特別損失に計上したためのものです。

②部門別の状況

（1）情報・通信分野　売上高　：　471 億 7千3百万円　（前年同期比、 9.8 %増）

○エレクトロオプティクス　売上高　：　445 億 6千8百万円　（前年同期比、11.2 %増）

○ホトニクス　売上高　：　26 億 5百万円　（前年同期比、 9.8 %減）

情報・通信分野の売上高の四半期別推移（単位：百万円）


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

- 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べ売上は増加しました。

- 半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により売上は前年同期に比べて増加しました。液晶用大型マスクは、液晶パネルの供給能力の拡大により価格の下落があり、厳しい市況ではありますが、パネルメーカー各社で新ラインの立ち上げおよび新機種開発は盛んで、マスク需要は依然として強く、前年同期に比べて売上は増加しました。

- ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、ノートパソコンの販売が堅調であるのに加え、携帯音楽プレイヤー向け等のアプリケーションの拡大により需要が好調に拡大し、前年同期に比べて売上は増加しました。

- 光学レンズは、市場でデジタルカメラを中心としたデジタル製品の在庫調整が続いており、当社ではカメラ付き携帯電話向け等、新しい用途向けの出荷を開始しましたが、全体として売上は前年同期に比べて減少しました。

ホトニクス

- 産業用のレーザー関連機器は、前年同期は台湾・韓国を中心としたＬＣＤの新規製造ラインの投資のピークであったため、当四半期は全般に減速し、売上は減少しました。

（2）アイケア分野	売上高	：	333 億 9千3百万円	（前年同期比、 9.2 ％増）
○ビジョンケア	売上高	：	248 億 5千万円	（前年同期比、 8.7 ％増）
○ヘルスケア	売上高	：	85 億 4千2百万円	（前年同期比、 10.8 ％増）

アイケア分野の売上高の四半期別推移（単位：百万円）


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
ビジョンケア
ヘルスケア

ビジョンケア

- メガネレンズの国内市場は、緩やかな回復傾向が継続しており、当社では、低価格帯では依然厳しい価格競争があるものの、新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長し、全体の売上は前年同期に比べ増加しました。

- 海外市場では、アジア地域は製品の高付加価値化を進めて堅調に推移しました。欧米では欧州最大市場のドイツで緩やかな回復基調に戻りつつあり、他の市場でも成長基調にあります。当社では引き続き累進レンズ・高屈折レンズ等の高付加価値化を強力に推し進め、海外市場合計の売上は前年同期に比べて増加しました。

- その結果、部門全体で前年同期に比べて売上は増加しました。

ヘルスケア

- コンタクトレンズは、市場で安売り店による価格競争が進む中、当社では、新規出店の加速と、専門知識を活かした接客サービスの向上、遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて売上は増加しました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、前年同期に比べて売上が増加しました。

（3）その他の事業	売上高	：	12 億 1千1百万円	（前年同期比　14.5 %減）
〇クリスタル	売上高	：	7 億 6千万円	（前年同期比　27.4 %減）
〇サービス	売上高	：	4 億 5千万円	（前年同期比　22.0 %増）

・ クリスタルは、事業の再構築のために規模を縮小したことに加え、市場では法人需要が依然として低迷しているため、売上は前年同期に比べて減少しました。

2．当第1四半期の財政状態

・総資産	：	3,525 億 8千8百万円	（前第4四半期末比、　0.3 %増）
・株主資本	：	2,868 億 2千7百万円	（　同、　3.2 %増）
・株主資本比率	：	81.3 %	（　同、　2.2 ﾎﾟｲﾝﾄ増）

・ 当四半期末では、前期末に比べて、現金及び預金が5,876百万円減少したため、流動資産は3,310百万円減少しました。一方、固定資産は4,386百万円増加しましたので、総資産は前期末に比べて1,106百万円の増加となりました。負債合計は7,859百万円減少しました。当四半期純利益20,389百万円と支払配当金10,024百万円等により利益剰余金が10,290百万円増加し、株主資本は8,938百万円増加しました。その結果、株主資本比率は81.3%となり、前期末に比べて2.2ポイント上昇しました。

3．当第1四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ・ﾌﾛｰ：	177 億 5千8百万円
・投資活動によるｷｬｯｼｭ・ﾌﾛｰ：	△125 億 4百万円
・財務活動によるｷｬｯｼｭ・ﾌﾛｰ：	△98 億 5百万円
・現金及び現金同等物期末残高：	1,069 億 9千8百万円

・ 当四半期の営業キャッシュ・フローは、税金等調整前当四半期純利益26,951百万円と減価償却費5,398百万円を主体とし、法人税等9,883百万円の支払をした結果、17,758百万円となりました。フリー・キャッシュ・フローは5,254百万円となりました。配当金の支払に10,024百万円を支出した結果、現金及び現金同等物の期末残高は、前期末に比べて5,875百万円減少しました。

4．当中間期（平成17年9月）の連結業績予想

（単位：百万円）

期別／項目	当中間期予想 自 平成17年4月1日 至 平成17年9月30日	前中間期 自 平成16年4月1日 至 平成16年9月30日	増減率 （または額）
売上高	163,000	153,447	6.2%
営業利益	49,000	44,128	11.0%
経常利益	52,500	46,771	12.2%
中間純利益	38,000	32,894	15.5%
1株当たり中間純利益(円)	341.11	298.95	42.16

（注）予想1株当たり中間（四半期）純利益は、予想される期中平均株式数で予想中間（四半期）純利益を除して算出しております。

＜参考：当第２四半期予想＞

①前年同期比較

（単位：百万円）

期別／項目	当第２四半期予想 自 平成17年7月1日 至 平成17年9月30日	前第２四半期 自 平成16年7月1日 至 平成16年9月30日	増減率 （または額）
売上高	81,223	78,486	3.5%
営業利益	23,945	23,047	3.9%
経常利益	25,035	24,404	2.6%
四半期純利益	17,611	16,671	5.6%
1株当たり四半期純利益(円)	158.09	149.78	8.31

②直前四半期（第１四半期）比較

（単位：百万円）

期別／項目	当第２四半期予想 自 平成17年7月1日 至 平成17年9月30日	当第１四半期 自 平成17年4月1日 至 平成17年6月30日	増減率 （または額）
売上高	81,223	81,777	-0.7%
営業利益	23,945	25,055	-4.4%
経常利益	25,035	27,465	-8.8%
四半期純利益	17,611	20,389	-13.6%
1株当たり四半期純利益(円)	158.09	183.02	△ 24.93

［業績予想に関する留意事項］

この資料に掲載されている将来の業績に対する予想は、当社及び当社ｸﾞﾙｰﾌﾟが現時点で入手可能な情報から得られた判断に基づいておりますが、ﾘｽｸや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことは控えるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替ﾚｰﾄの変動などが含まれます。

（２）四半期連結財務諸表等

１．四半期連結貸借対照表

（単位：百万円未満切捨）

	科目	当第１四半期 平成17年6月30日現在		前第４四半期 平成17年3月31日現在		増減		前第１四半期 平成16年6月30日現在	
		金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
資産の部	流動資産	229,561	65.1	232,871	66.2	△ 3,310	△ 1.4	191,634	65.2
	現金及び預金	106,998		112,874		△ 5,876		77,158	
	受取手形及び売掛金	75,384		73,619		1,765		69,902	
	たな卸資産	37,507		36,165		1,342		34,207	
	繰延税金資産	5,407		6,500		△ 1,093		5,132	
	その他	5,601		4,947		654		6,651	
	貸倒引当金	△ 1,337		△ 1,235		△ 102		△ 1,418	
	固定資産	122,674	34.8	118,288	33.7	4,386	3.7	101,841	34.7
	有形固定資産	99,142	28.1	95,158	27.1	3,984	4.2	82,772	28.2
	建物及び構築物	24,714		25,114		△ 400		22,884	
	機械装置及び運搬具	46,677		45,016		1,661		34,530	
	土地	8,892		8,937		△ 45		9,275	
	その他	18,857		16,090		2,767		16,081	
	無形固定資産	5,366	1.5	5,489	1.6	△ 123	△ 2.2	4,867	1.7
	投資その他の資産	18,165	5.2	17,640	5.0	525	3.0	14,201	4.8
	投資有価証券	11,546		10,383		1,163		6,963	
	繰延税金資産	2,468		3,097		△ 629		3,008	
	その他	4,458		4,461		△ 3		4,716	
	貸倒引当金	△ 307		△ 301		△ 6		△ 485	
	繰延資産	352	0.1	322	0.1	30	9.3	224	0.1
	資産合計	352,588	100.0	351,482	100.0	1,106	0.3	293,699	100.0
負債、少数株主持分及び資本の部	流動負債	62,829	17.8	70,792	20.1	△ 7,963	△ 11.2	60,111	20.5
	支払手形及び買掛金	26,621		24,452		2,169		27,292	
	短期借入金	199		194		5		233	
	未払法人税等	4,929		10,022		△ 5,093		5,461	
	賞与引当金	2,070		3,917		△ 1,847		1,982	
	その他	29,008		32,204		△ 3,196		25,141	
	固定負債	2,073	0.6	1,970	0.6	103	5.2	2,164	0.7
	長期借入金	－		－		－		10	
	特別修繕引当金	684		542		142		－	
	その他	1,389		1,427		△ 38		2,153	
	負債合計	64,903	18.4	72,762	20.7	△ 7,859	△ 10.8	62,276	21.2
	少数株主持分	857	0.3	830	0.2	27	3.3	774	0.3
	資本金	6,264	1.8	6,264	1.8	－	－	6,264	2.1
	資本剰余金	15,898	4.5	15,898	4.5	－	－	15,898	5.4
	利益剰余金	278,545	79.0	268,255	76.3	10,290	3.8	227,060	77.3
	その他有価証券評価差額金	63	0.0	37	0.0	26	70.3	△ 28	△ 0.0
	為替換算調整勘定	△ 6,293	△ 1.8	△ 4,687	△ 1.3	△ 1,606	34.3	△ 9,893	△ 3.4
	自己株式	△ 7,651	△ 2.2	△ 7,878	△ 2.2	227	△ 2.9	△ 8,650	△ 2.9
	資本合計	286,827	81.3	277,889	79.1	8,938	3.2	230,648	78.5
	負債、少数株主持分及び資本合計	352,588	100.0	351,482	100.0	1,106	0.3	293,699	100.0

（注）

	当第１四半期	前第４四半期	前第１四半期
１．有形固定資産の減価償却累計額	169,660 百万円	166,626 百万円	154,725 百万円
２．保証債務	1,501 百万円	1,369 百万円	918 百万円
３．自己株式数	939,449 株	967,762 株	1,063,567 株

2．四半期連結損益計算書

(単位：百万円未満切捨)

科目	当第1四半期 自 平成17年4月1日 至 平成17年6月30日		前第1四半期 自 平成16年4月1日 至 平成16年6月30日		増減		前第4四半期 自 平成17年1月1日 至 平成17年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
売上高	81,777	100.0	74,961	100.0	6,816	9.1	76,938	100.0
売上原価	40,072	49.0	38,067	50.8	2,005	5.3	40,692	52.9
売上総利益	41,705	51.0	36,894	49.2	4,811	13.0	36,245	47.1
販売費及び一般管理費	16,649	20.4	15,812	21.1	837	5.3	17,106	22.2
営業利益	25,055	30.6	21,081	28.1	3,974	18.9	19,138	24.9
営業外収益	2,822	3.5	2,002	2.7	820	41.0	1,699	2.2
受取利息	417		216		201		320	
為替差益	575		618		△ 43		773	
持分法による投資利益	1,131		881		250		403	
その他	698		286		412		203	
営業外費用	411	0.5	718	1.0	△ 307	△ 42.8	397	0.5
支払利息	66		33		33		1	
売上割引	163		113		50		169	
その他	181		570		△ 389		228	
経常利益	27,465	33.6	22,366	29.8	5,099	22.8	20,440	26.6
特別利益	69	0.1	185	0.3	△ 116	△ 62.7	270	0.4
固定資産売却益	18		35		△ 17		65	
その他	50		149		△ 99		205	
特別損失	584	0.7	213	0.3	371	174.2	3,414	4.4
退職加算金	292		41		251		77	
固定資産処分損	13		83		△ 70		276	
減損損失	3		30		△ 27		776	
工場閉鎖損失	−		−		−		1,263	
環境整備費	−		−		−		793	
その他	274		56		218		229	
税金等調整前四半期純利益	26,951	33.0	22,338	29.8	4,613	20.7	17,297	22.5
法人税、住民税及び事業税	4,802	5.9	4,115	5.5	687	16.7	3,820	5.0
法人税等調整額	1,728	2.1	1,947	2.6	△ 219	△ 11.2	△ 1,619	△ 2.1
少数株主利益	31	0.0	52	0.1	△ 21	△ 40.4	△ 22	△ 0.0
四半期純利益	20,389	24.9	16,222	21.6	4,167	25.7	15,118	19.6
1株当たり四半期純利益	183.02円		149.15円		33.87円		135.18円	

(注)

1．在外連結子会社の経営成績の換算に関する事項

(1)当第1四半期の売上高・損益を、前第1四半期為替レートで換算した場合の金額とその差額

科目	当第1四半期レート換算	前第1四半期レート換算	差額
売上高	81,777 百万円	81,506 百万円	271 百万円
営業利益	25,055 百万円	25,026 百万円	29 百万円
経常利益	27,465 百万円	27,420 百万円	45 百万円
四半期純利益	20,389 百万円	20,367 百万円	22 百万円

(2)主要通貨の当四半期換算レートと前年同期比変動率

主要通貨		当第1四半期為替レート	前第1四半期為替レート	変動率
USドル	US$	108.36 円	109.62 円	1.1% (円高)
ユーロ	EURO	135.25 円	132.47 円	-2.1% (円安)
タイ・バーツ	BAHT	2.68 円	2.71 円	1.1% (円高)

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

2．重要な後発事象

該当する事項はありません。

3. 四半期連結剰余金計算書

(単位:百万円未満切捨)

	科目	当第1四半期 自平成17年4月1日 至平成17年6月30日	前第1四半期 自平成16年4月1日 至平成16年6月30日	増減	前第4四半期 自平成17年1月1日 至平成17年3月31日
資本剰余金の部	I. 資本剰余金期首残高	15,898	15,898	−	15,898
	II. 資本剰余金増加高	−	−	−	−
	III. 資本剰余金減少高	−	−	−	−
	IV. 資本剰余金期末残高	15,898	15,898	−	15,898
利益剰余金の部	I. 利益剰余金期首残高	268,255	247,175	21,080	253,154
	II. 利益剰余金増加高	20,389	16,222	4,167	15,118
	四半期純利益	20,389	16,222	4,167	15,118
	III. 利益剰余金減少高	10,098	36,337	△ 26,239	17
	1. 配当金	10,024	5,563	4,461	−
	2. 取締役賞与金	65	63	2	−
	3. 自己株式消却額	−	30,702	△ 30,702	−
	4. 自己株式処分差損	8	9	△ 1	17
	IV. 利益剰余金期末残高	278,545	227,060	51,485	268,255

４．四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目　　期別	当第１四半期 自平成17年4月 1日 至平成17年6月30日	前第１四半期 自平成16年4月 1日 至平成16年6月30日	増減	前第４四半期 自平成17年1月 1日 至平成17年3月31日
	金額	金額	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	26,951	22,338	4,613	17,296
減価償却費	5,398	4,897	501	6,196
減損損失	3	30	△ 27	775
貸倒引当金の増加額又は減少額（△）	119	57	62	△ 339
賞与引当金の増加額又は減少額（△）	△ 1,844	△ 1,738	△ 106	1,919
特別修繕引当金の増加額又は減少額（△）	141	233	△ 92	△ 20
受取利息及び受取配当金	△ 420	△ 220	△ 200	△ 320
支払利息	66	33	33	0
為替差損又は為替差益（△）	△ 194	△ 154	△ 40	△ 147
持分法による投資利益	△ 1,131	△ 881	△ 250	△ 402
固定資産売却益	△ 18	△ 35	17	△ 65
固定資産処分損	13	83	△ 70	275
取締役賞与の支払額	△ 65	△ 63	△ 2	－
その他	285	242	43	215
売上債権の減少額又は増加額（△）	△ 1,894	△ 2,384	490	3,743
たな卸資産の減少額又は増加額（△）	△ 1,562	△ 1,225	△ 337	1,062
その他流動資産の減少額又は増加額（△）	△ 222	557	△ 779	838
仕入債務の増加額又は減少額（△）	2,266	1,493	773	△ 4,351
未払消費税等の増加額又は減少額（△）	437	△ 39	476	△ 280
その他流動負債の増加額又は減少額（△）	△ 1,030	△ 196	△ 834	3,086
小計	27,299	23,029	4,270	29,483
利息及び配当金の受取額	400	220	180	277
利息の支払額	△ 56	△ 36	△ 20	△ 11
法人税等の支払額	△ 9,883	△ 13,123	3,240	△ 1,964
営業活動によるキャッシュ・フロー	17,758	10,090	7,668	27,784
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 12,302	△ 7,729	△ 4,573	△ 6,964
有形固定資産の売却による収入	11	79	△ 68	368
貸付けによる支出	△ 1	－	△ 1	－
貸付金の回収による収入	48	79	△ 31	46
その他投資に関する支出	△ 291	△ 879	588	△ 573
その他投資に関する収入	31	121	△ 90	75
投資活動によるキャッシュ・フロー	△ 12,504	△ 8,328	△ 4,176	△ 7,047
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	－	△ 262	262	190
自己株式の取得による支出	△ 9	△ 10	1	△ 5
自己株式の売却による収入	228	151	77	298
親会社による配当金の支払額	△ 10,024	△ 5,563	△ 4,461	－
財務活動によるキャッシュ・フロー	△ 9,805	△ 5,685	△ 4,120	483
Ⅳ 現金及び現金同等物に係る換算差額	△ 1,324	657	△ 1,981	728
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	△ 5,875	△ 3,267	△ 2,608	21,949
Ⅵ 現金及び現金同等物期首残高	112,874	80,425	32,449	90,925
Ⅶ 現金及び現金同等物期末残高	106,998	77,158	29,840	112,874

（注）　連結ｷｬｯｼｭ・ﾌﾛｰ計算書の△は、現金及び現金同等物の流出を示しております。

5．四半期連結財務諸表作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項

・連結子会社数　６０社

主要会社名　（海外）　HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

（国内）　HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社

・非連結子会社数　－社

・関連会社数　　５社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

イ．連結範囲　：

a.前年同期末（前第1四半期末＝平成16年6月末）との比較＝５社増加

・新規設立により５社増加
- HOYA ELECTRONICS KOREA CO.,LTD.（韓国）
- HOYA GLASS DISK VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
- HOYA MEDICAL EUROPE GMBH.（ﾄﾞｲﾂ）
- HOYA LENS OF NEW ORLEANS, INC.（米国）
- その他1社（海外）

b.直前四半期末（前第4四半期末＝平成17年3月末）との比較＝２社増加

・新規設立により２社増加
- HOYA MEDICAL EUROPE GMBH.（ﾄﾞｲﾂ）
- その他1社（海外）

ロ．持分法適用会社　：

a.前年同期末（前第1四半期末＝平成16年6月末）との比較

・該当事項はありません。

b.直前四半期末（前第4四半期末＝平成17年3月末）との比較

・該当事項はありません。

	当第1四半期 平成17年6月30日現在	前第1四半期 平成16年6月30日現在	増　減	前第4四半期 平成17年3月31日現在
連結子会社数	60 （国内6、海外54）	55 （国内6、海外49）	+5 国内-、海外+5）	58 （国内6、海外52）
非連結子会社数	－ （国内-、海外-）	－ （国内-、海外-）	－ 国内-、海外-）	－ （国内-、海外-）
関連会社数	5 （国内5、海外-）	5 （国内5、海外-）	－ 国内-、海外-）	5 （国内5、海外-）
うち持分法適用会社数）	(1) （国内1、海外-）	(1) （国内1、海外-）	(-) 国内-、海外-）	(1) （国内1、海外-）
グループ合計 （うち持分法適用会社数）	65社 （1社）	60社 （1社）	+5社 （－）	63社 （1社）

②会計方針の変更　：　該当事項はありません。

[連結キャッシュ・フロー計算書に係る注記]

(単位：百万円未満切捨)

1．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額

	当第１四半期 平成17年 6月30日現在	前第１四半期 平成16年 6月30日現在	前第４四半期 平成17年 3月31日現在
現金及び預金勘定	106,998	77,158	112,874
有価証券勘定	―	―	―
計	106,998	77,158	112,874
預入期間が３ヶ月を超える定期預金	―	―	―
価値の変動についてリスクを負う有価証券	―	―	―
現金及び現金同等物	106,998	77,158	112,874

2．重要な非資金取引の内容

当第１四半期（自　平成17年4月1日　至　平成17年6月30日）

該当事項はありません。

前第１四半期（自　平成16年4月1日　至　平成16年6月30日）

自己株式の消却　30,702 百万円
（平成16年6月1日付、3,775,400株。）

前第４四半期（自　平成17年1月1日　至　平成17年3月31日）

該当事項はありません。

［有価証券及びデリバティブ取引に係る注記］

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第1四半期 平成17年6月30日現在			前第4四半期 平成17年3月31日現在			前第1四半期 平成16年6月30日現在		
(1)満期保有目的の債券	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額
①国債・地方債等	－	－	－	－	－	－	－	－	－
②社　　　債	－	－	－	－	－	－	－	－	－
③そ　の　他	－	－	－	－	－	－	－	－	－
計	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額
①株　　式	159	308	148	159	308	148	159	237	77
②債　　券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社　　　債	－	－	－	－	－	－	－	－	－
そ　の　他	－	－	－	－	－	－	－	－	－
③そ　の　他	－	－	－	－	－	－	－	－	－
計	159	308	148	159	308	148	159	237	77

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第1四半期 平成17年6月30日現在	前第4四半期 平成17年3月31日現在	前第1四半期 平成16年6月30日現在
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①国債・地方債等	－	－	－
②社　　　債	－	－	－
③そ　の　他	－	－	－
計	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	10,632	9,486	6,464
計	10,632	9,486	6,464
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	275	274	262
②その他	329	314	－
計	604	588	262

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

	当第１四半期 平成17年 6月30日現在	前第４四半期 平成17年 3月31日現在	前第１四半期 平成16年 6月30日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	2,163	2,166	1,744
減価償却損金算入限度超過額	287	285	1,217
賞与引当金否認額	760	1,529	742
工場閉鎖損失	510	－	－
未払事業税否認額	249	691	261
その他	1,436	1,828	1,166
繰延税金資産　合計	5,407	6,500	5,132
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,800	1,876	1,955
減損損失否認額	698	861	836
工場閉鎖損失	－	510	－
貸倒引当金損金算入限度超過額	114	117	169
その他	744	681	938
繰延税金資産　合計	3,357	4,047	3,900
繰延税金負債			
固定資産圧縮積立金	△ 431	△ 434	△ 442
特別償却準備金	△ 255	△ 313	△ 283
その他有価証券評価差額金	△ 35	△ 35	－
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 889	△ 949	△ 891
繰延税金資産の純額	2,468	3,097	3,008

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第１四半期 自平成17年4月1日 至平成17年6月30日	前第１四半期 自平成16年4月1日 至平成16年6月30日	前第4四半期 自平成17年1月1日 至平成17年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 15.3	△ 13.2	△ 17.4
交際費等永久に損金に算入されない項目	0.4	0.3	1.1
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 6.2	△ 9.3	－
受取配当金等連結消去に伴う影響額	6.2	9.3	△ 8.4
持分法による投資利益	△ 1.7	－	△ 0.9
試験研究費等の特別税額控除	△ 0.4	△ 0.7	△ 1.1
その他	0.7	0.2	△ 1.1
税効果会計適用後の法人税等の負担率	24.2	27.1	12.7

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、前第1四半期の平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当第１四半期 自平成17年4月1日 至平成17年6月30日	前第１四半期 自平成16年4月1日 至平成16年6月30日	前第４四半期 自平成17年1月1日 至平成17年3月31日
退職加算金	292	41	77
退職給付費用	292	41	77

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における武蔵工場等

場所	用途	種類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第１四半期 自平成17年4月1日 至平成17年6月30日	前第１四半期 自平成16年4月1日 至平成16年6月30日	前第４四半期 自平成17年1月1日 至平成17年3月31日
機械装置他	3	30	9
計	3	30	9

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場所	用途	種類
群馬県前橋市	ホトニクス製造設備等	土地・建物、機械装置等

HOYA CANDEO OPTRONICS㈱の前橋工場は、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第１四半期 自平成17年4月1日 至平成17年6月30日	前第１四半期 自平成16年4月1日 至平成16年6月30日	前第４四半期 自平成17年1月1日 至平成17年3月31日
土地	－	－	449
建物他	－	－	317
計	－	－	766

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

（3）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別 / 科目 セグメント	当第１四半期：自 平成17年4月1日　至 平成17年6月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	44,568	2,605	24,850	8,542	760	450	81,777	－	81,777
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	69	81	5	－	2	1,139	1,298	(1,298)	－
計	44,637	2,686	24,856	8,542	763	1,589	83,076	(1,298)	81,777
営業費用	25,876	2,426	20,415	6,487	854	1,446	57,507	(784)	56,722
営業利益	18,761	259	4,440	2,054	△ 90	143	25,569	(513)	25,055
営業利益率　(%)	42.0%	9.7%	17.9%	24.1%	-11.9%	9.0%	30.8%	－	30.6%
2．資産、減価償却費及び資本的支出									
資産	181,276	7,507	91,614	15,548	1,676	3,100	300,724	51,864	352,588
減価償却費	3,750	24	1,422	173	0	13	5,384	13	5,398
減損損失	－	－	－	－	3	－	3	－	3
資本的支出	7,540	37	1,594	479	3	7	9,663	－	9,663
研究開発費	1,943	257	630	179	9	－	3,021	－	3,021
従業員数（名）	13,836	200	6,714	683	149	252	21,834	56	21,890

期別 / 科目 セグメント	前第１四半期：自 平成16年4月1日　至 平成16年6月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	40,087	2,887	22,862	7,706	1,047	369	74,961	－	74,961
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	145	53	2	0	19	1,241	1,462	(1,462)	－
計	40,232	2,940	22,865	7,707	1,066	1,611	76,423	(1,462)	74,961
営業費用	24,573	2,540	18,914	5,870	959	1,443	54,302	(422)	53,879
営業利益又は営業損失(△)	15,658	399	3,950	1,836	107	168	22,121	(1,039)	21,081
営業利益率　(%)	38.9%	13.6%	17.3%	23.8%	10.0%	10.4%	28.9%	－	28.1%
2．資産、減価償却費及び資本的支出									
資産	137,785	8,024	91,920	18,261	2,504	2,429	260,926	32,773	293,699
減価償却費	3,270	29	1,411	159	－	9	4,880	16	4,897
減損損失	－	－	－	－	30	－	30	－	30
資本的支出	7,695	36	1,603	122	30	122	9,611	179	9,790
研究開発費	1,655	216	432	180	6	－	2,491	－	2,491
従業員数（名）	11,739	224	5,899	559	176	262	18,859	55	18,914

<参考>　前年同期との増減比較は、次のとおりです：

科目 セグメント	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
売上高　増減額									
(1)外部顧客に対する売上高増減額	4,481	△ 282	1,988	836	△ 287	81	6,816	－	6,816
外部売上高の増減率　(%)	11.2%	-9.8%	8.7%	10.8%	-27.4%	22.0%	9.1%	－	9.1%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	△ 76	28	3	0	△ 17	△ 102	△ 164	164	－
計	4,405	△ 254	1,991	835	△ 303	△ 22	6,653	164	6,816
営業費用増減額	1,303	△ 114	1,501	617	△ 105	3	3,205	△ 362	2,843
営業損益額増減額	3,103	△ 140	490	218	△ 197	△ 25	3,448	526	3,974
営業損益の増減率　(%)	19.8%	-35.1%	12.4%	11.9%	－	-14.9%	15.6%	－	18.9%
営業利益率の増減（ﾎﾟｲﾝﾄ）	3.1	△ 3.9	0.6	0.3	－	△ 1.4	1.9	－	2.5
資産　増減額	43,491	△ 517	△ 306	△ 2,713	△ 828	671	39,798	19,091	58,889
減価償却費　増減額	480	△ 5	11	14	－	4	504	△ 3	501
減損損失　増減額	－	－	－	－	△ 27	－	△ 27	－	△ 27
資本的支出　増減額	△ 155	1	△ 9	357	△ 27	△ 115	52	△ 179	△ 127
研究開発費　増減額	288	41	198	△ 1	3	－	530	－	530
従業員数（名）　増減数	2,097	△ 24	815	124	△ 27	△ 10	2,975	1	2,976

（注）

1．当第１四半期の事業区分の方法及び各区分に属する主要製品及び役務の名称

分　野	事　業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、ﾚﾝｽﾞ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第１四半期　583 百万円、　前第１四半期　651 百万円
であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第１四半期　57,551 百万円、　前第１四半期　44,648 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2. 所在地別セグメント情報

(単位:百万円未満切捨)

科目 ＼ 期別 セグメント	当第1四半期:自 平成17年4月1日 至 平成17年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	59,948	8,086	9,089	4,653	81,777	−	81,777
(2)セグメント間の内部売上高又は振替高	5,047	64	116	27,354	32,582	(32,582)	−
計	64,996	8,150	9,205	32,008	114,360	(32,582)	81,777
営業費用	54,502	7,944	7,499	20,446	90,393	(33,670)	56,722
営業利益	10,493	206	1,705	11,561	23,967	1,088	25,055
営業利益率 (%)	16.2%	2.5%	18.5%	36.1%	21.0%	−	30.6%
2. 資産	164,999	18,778	38,158	122,634	344,570	8,017	352,588

科目 ＼ 期別 セグメント	前第1四半期:自 平成16年4月1日 至 平成16年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	55,910	8,106	7,990	2,953	74,961	−	74,961
(2)セグメント間の内部売上高又は振替高	5,121	14	60	21,072	26,268	(26,268)	−
計	61,031	8,120	8,051	24,026	101,229	(26,268)	74,961
営業費用	48,518	7,931	6,607	16,503	79,561	(25,681)	53,879
営業利益	12,513	188	1,443	7,522	21,668	(586)	21,081
営業利益率 (%)	20.5%	2.3%	17.9%	31.3%	21.4%	−	28.1%
2. 資産	162,497	20,313	28,648	75,572	287,031	6,668	293,699

<参考> 前年同期との増減比較は、次のとおりです:

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高 増減額							
(1)外部顧客に対する売上高増減額	4,038	△ 20	1,099	1,700	6,816	−	6,816
外部売上高増減率 (%)	7.2%	-0.2%	13.8%	57.6%	9.1%	−	9.1%
(2)セグメント間売上高又は振替高増減額	△ 74	50	56	6,282	6,314	△ 6,314	−
計	3,965	30	1,154	7,982	13,131	△ 6,314	6,816
営業費用増減額	5,984	13	892	3,943	10,832	△ 7,989	2,843
営業利益額増減額	△ 2,020	18	262	4,039	2,299	1,674	3,974
営業利益額増減率 (%)	-16.1%	9.6%	18.2%	53.7%	10.6%	−	18.9%
資産 増減額	2,502	△ 1,535	9,510	47,062	57,539	1,349	58,889

(注)1. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第1四半期 506 百万円、 前第1四半期 571 百万円
であり、その主なものは、本社部門に係る費用であります。

2. 資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第1四半期 55,101 百万円、 前第1四半期 40,190 百万円
であり、その主なものは、余資運用資金(現金及び預金)、長期投資資金(投資有価証券)及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目 ＼ 期別 / セグメント	当第１四半期 自 平成17年4月1日 至 平成17年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	9,488	9,631	18,947	3	38,069
連結売上高					81,777
連結売上高に占める海外売上高の割合（％）	11.6%	11.8%	23.2%	0.0%	46.6%
海外売上高における地域別の割合（％）	24.9%	25.3%	49.8%	0.0%	100.0%

科目 ＼ 期別 / セグメント	前第１四半期 自 平成16年4月1日 至 平成16年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	11,462	8,816	13,314	0	33,593
連結売上高					74,961
連結売上高に占める海外売上高の割合（％）	15.3%	11.7%	17.8%	0.0%	44.8%
海外売上高における地域別の割合（％）	34.1%	26.3%	39.6%	0.0%	100.0%

<参考>　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	△ 1,974	815	5,633	3	4,476
連結売上高増減額					6,816
海外売上高増減率　（％）	-17.2%	9.2%	42.3%	－	13.3%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1.国又は地域の区分の方法・・・・・・地理的近接度による。

2.各区分に属する主な国又は地域・・・北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

（４）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当第１四半期 自 平成17年4月1日 至 平成17年6月30日 金額	構成比％	前第１四半期 自 平成16年4月1日 至 平成16年6月30日 金額	構成比％	増減 金額	増減率％	前第４四半期 自 平成17年1月1日 至 平成17年3月31日 金額	構成比％
国内	23,884	53.6	21,776	54.3	2,108	9.7	20,950	51.2
海外	20,683	46.4	18,310	45.7	2,373	13.0	19,987	48.8
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	44,568	54.5	40,087	53.5	4,481	11.2	40,937	53.2
国内	1,457	55.9	1,860	64.4	△ 403	△ 21.7	1,866	78.5
海外	1,147	44.1	1,026	35.6	121	11.8	512	21.5
ホトニクス	2,605	3.2	2,887	3.8	△ 282	△ 9.8	2,378	3.1
国内	25,342	53.7	23,636	55.0	1,706	7.2	22,816	52.7
海外	21,830	46.3	19,337	45.0	2,493	12.9	20,500	47.3
情報・通信	47,173	57.7	42,974	57.3	4,199	9.8	43,316	56.3
国内	9,034	36.4	8,897	38.9	137	1.5	9,040	36.9
海外	15,815	63.6	13,964	61.1	1,851	13.3	15,459	63.1
ビジョンケア	24,850	30.4	22,862	30.5	1,988	8.7	24,499	31.8
国内	8,255	96.6	7,530	97.7	725	9.6	7,599	97.3
海外	287	3.4	176	2.3	111	63.1	212	2.7
ヘルスケア	8,542	10.4	7,706	10.3	836	10.8	7,811	10.2
国内	17,290	51.8	16,427	53.7	863	5.3	16,639	51.5
海外	16,103	48.2	14,140	46.3	1,963	13.9	15,672	48.5
アイケア	33,393	40.8	30,568	40.8	2,825	9.2	32,311	42.0
国内	625	82.2	932	89.0	△ 307	△ 32.9	735	88.4
海外	135	17.8	115	11.0	20	17.4	96	11.6
クリスタル	760	0.9	1,047	1.4	△ 287	△ 27.4	831	1.1
国内	450	100.0	369	100.0	81	22.0	479	100.0
海外	－	－	－	－	－	－	－	－
サービス	450	0.6	369	0.5	81	22.0	479	0.6
国内	1,075	88.8	1,302	91.9	△ 227	△ 17.4	1,215	92.7
海外	135	11.2	115	8.1	20	17.4	96	7.3
その他	1,211	1.5	1,417	1.9	△ 206	△ 14.5	1,311	1.7
国内	43,708	53.4	41,367	55.2	2,341	5.7	40,670	52.9
海外	38,069	46.6	33,593	44.8	4,476	13.3	36,268	47.1
合計	81,777	100.0	74,961	100.0	6,816	9.1	76,938	100.0

平成17年7月20日

各　位

会社名　　HOYA株式会社
代表者名　代表執行役CEO　鈴木　洋
コード番号　7741　東証第一部
問合せ先　IRｸﾞﾙｰﾌﾟ ﾏﾈｼﾞｬｰ 伊藤　直司
電話番号　03－3952－1160

株式の分割に関するお知らせ

当社は、平成17年7月20日開催の取締役会において、株式の分割を行なうことを決議しましたので、下記のとおりお知らせいたします。

記

1．株式分割の目的

当社の最近の株価動向等を踏まえ、東京証券取引所の「株式投資単位の引下げ促進に向けたアクション・プログラム」に基づき、株式の投資単位を50万円未満とし、投資家層の拡大および株式の流動性の向上を図ることを目的として行ないます。

なお、配当につきましては、実質増配となりますように検討しております。

2．株式分割の概要

(1)　分割の方法

平成17年9月30日（金曜日）最終の株主名簿及び実質株主名簿に記載または記録された株主の所有株式1株につき4株の割合をもって分割します。

(2)　分割により増加する株式数

普通株式とし、平成17年9月30日（金曜日）最終の発行済み株式総数に3を乗じた株式数とします。

なお、本取締役会決議から分割基準日までの間に新株予約権の行使等により、発行済み株式数が増加する可能性がありますが、本取締役会決議時点の発行済み株式数で計算すると以下のとおりとなります。

株式分割前の当社発行済株式総数	112,349,005株
今回の分割により増加する株式数	337,047,015株
株式分割後の当社発行済株式総数	449,396,020株

(3)　効力発生日・新株券発行日　平成17年11月15日（火曜日）

(4)　配当起算日　平成17年10月1日（土曜日）

(5)　その他、この株式の分割に必要な事項は、今後の取締役会において決定します。

<ご参考>

1．株式分割に際しては、資本金の増加はありません。
平成17年7月20日現在の資本金　　6,264,201,967円

2．現在の定款上の授権株式数は316,224,600株ですが、商法第218条第2項の規定により、取締役会の決議で定款を変更して株式分割の割合に応じて授権株式数を増加いたします。

3．今回の株式の分割に伴い、商法第280条ノ20および第280条ノ21の規定に基づく当社の新株予約権の行使価額を平成17年10月1日以降、次のとおり調整します。下記の新株予約権は、いずれもストックオプションの付与を目的として無償にて発行されたものであり、株主総会における承認を得ております。

	調整後行使価額	調整前行使価額
第1回普通株式新株予約権 (平成14年10月21日取締役会決議、平成14年11月1日発行)	1,918円	7,670円
第2回普通株式新株予約権 (平成15年5月23日取締役会決議、平成15年6月9日発行)	1,673円	6,690円
第3回普通株式新株予約権 (平成15年11月27日取締役会決議、平成15年12月12日発行)	2,438円	9,750円
第4回普通株式新株予約権 (平成16年11月25日取締役会決議、平成16年12月13日発行)	2,713円	10,850円

※第4回普通株式新株予約権の行使期間は平成17年10月1日からとなっております。

4．上記のストックオプションとしての新株予約権につきましては、権利落ち日である平成17年9月27日から分割の効力発生日である平成17年11月15日の間は売却を行なわない旨の通達を割当者に対して行なう予定であります。

以　上

持が破綻し
■の公的資
金融不安に
の一方で銀
き、九六年
行が誕生
年には第一
日本興業の
統合して持
ずほホール
発足した。
挟む九二年
年までの十
が強く、日
ほほとんど
げた。よう
少し上昇に
である。
末期から昭
けての十年
景気停滞の
、一九二七
の金融恐慌
湾銀行、十
銀行が相次
。しかし、
ば合理化に
三五年前後
経済成長を
これからの
うに力強く
う保証はも
れども、十
耐えてきた
経済に着実
り戻すこと
待している。

たかふさ
東京大卒、
済史

発行価格等の決定に関するお知らせ

平成17年7月21日

埼玉県さいたま市大宮区大門町三丁目105番地

株式会社ハイデイ日高

代表取締役社長 神田 正

平成17年7月11日開催の当社取締役会において決議いたしました新株式発行並びに当社株式の売出しに関し、発行価格及び売出価格等が平成17年7月20日に次の通り決定されましたので、お知らせいたします。

1. 発行価格：1,588円、発行価額：1,493.82円、資本組入額：747円、発行価額の総額：970,983,000円、資本組入額の総額：485,550,000円、引受人の手取金：1株につき94.18円、差引手取概算額：952,983,000円、第三者割当増資の手取概算額上限：72,691,000円
2. 売出価格：1,588円、引受価額：1,493.82円、売出価額の総額：79,400,000円
3. オーバーアロットメントによる売出しの売出数：50,000株、売出価格：1,588円、オーバーアロットメントによる売出しの売出価額の総額：79,400,000円
4. 新株式発行及び株式の売出しに関する証券取引法第4条第1項の規定による届出の効力発生日：平成17年7月21日

以 上

合併公告

株主および債権者各位

当社は平成十七年七月十一日付合併契約書により、平成十七年九月一日を合併期日として、愛食興産株式会社（本店所在地 名古屋市熱田区一番二丁目三十番七号）と合併することといたしました。つきましては、当社が愛食興産株式会社の権利義務一切を承継して存続し、愛食興産株式会社は解散することになりますので、左記のとおり公告いたします。

記

一、この合併は、商法第四〇八条第一項に定める株主総会の承認を得ずに行いますので、この合併に反対の株主は、本公告掲載の翌日から二週間以内に、書面によりその旨をお申し出下さい。

二、この合併に対し異議のある債権者は、本公告掲載の翌日から一箇月以内に、その旨をお申し出下さい。
なお、当社の最終の貸借対照表は次のとおり公告しています。
掲載紙 日本経済新聞
掲載の日付 平成十七年七月一日
掲載頁 四十三頁

平成十七年七月二十一日

名古屋市熱田区一番二丁目三十番七号

株式会社マルアイ

…する取締役会決議公告

平成17年7月21日

東京都中野区本町5丁目33番11号

日本技術開発株式会社

代表取締役社長 佐伯光昭

…取締役会において、株式の分割に関し、…で、公告いたします。

記

…付をもって、次の通り普通株式1株を5

…29,789,760株

…8月8日（月曜日）最終の株主名簿及び…名簿に記載又は記録された株主の所有株…1株につき5株の割合をもって分割する。

…7月1日（金曜日）

…10月3日（月曜日）付をもって当社定款…当社が発行する株式の総数を48,000,000…て60,…00株とする。

…要な事項は、今後の取締役会において決…

以 上

…並びにご注意

…た株主各位には、株式の分割により増加…追加発行いたします。ただし、1単元…名簿に登録し、株券は発行されません。

…された株主各位には、平成17年10月3日…により増加した株式数が、実質株主名…顧客口座簿に記載又は記録されることに…

…有株式に関するご案内は、平成17年10月…にお送り申し上げる予定でございます。

…の方は、すみやかに名義書換又は証券会…の手続きをお済ませ下さい。

…未済の方は、至急手続きをお済ませ下…

…式会社 本店
…京都千代田区丸の内一丁目4番2号
…） ☎ 0120-49-7009
…用紙のご請求） ☎ 0120-16-5805
…式会社 営業所、取次所

HOYA 株式の分割に関する取締役会決議公告

平成17年7月21日

株主各位

東京都新宿区中落合二丁目7番5号

HOYA株式会社

代表執行役 最高経営責任者 鈴木 洋

平成17年7月20日開催の当社取締役会において、株式の分割に関し、下記のとおり決議いたしましたので公告いたします。

記

1. 平成17年11月15日（火曜日）付をもって、次のとおり普通株式1株を4株に分割する。
   (1) 分割により増加する株式数　普通株式とし、平成17年9月30日（金曜日）最終の発行済株式総数に3を乗じた株式数とする。
   (2) 分割の方法　平成17年9月30日（金曜日）最終の株主名簿及び実質株主名簿に記載又は記録された株主の所有株式数を、1株につき4株の割合をもって分割する。
2. 配当起算日　平成17年10月1日（土曜日）
3. その他、この株式の分割に必要な事項は、今後の取締役会において決定する。

以 上

お知らせ並びにご注意

1. (1) 株主名簿に記載又は記録された株主各位には、株式の分割により増加した株式数に相当する株券を追加発行いたします。
   (2) 実質株主名簿に記載又は記録された株主各位には、平成17年11月15日（火曜日）付にて、株式の分割により増加した株式数が、実質株主名簿及びご預託の証券会社等の顧客口座簿に記載又は記録されることになります。
   (3) 株式の分割後の株券及びご所有株式に関するご案内は、平成17年11月15日（火曜日）にお届出ご住所にお送り申しあげる予定でございます。
2. 名義書換未済の株券をお持ちの方は、すみやかに名義書換又は証券会社等で株券保管振替制度ご利用の手続きをお済ませください。なお、住所変更、改印等の届出未済の方は、至急手続きをお済ませください。

名義書換代理人　東京都江東区東砂七丁目10番11号（〒137-8081）
事務取扱所　ＵＦＪ信託銀行株式会社　証券代行部
　電話　0120-232-711（通話料無料）
同取次所　ＵＦＪ信託銀行株式会社　全国各支店
　野村證券株式会社　全国本支店

…承認を得ずに行いますので、この合併に反対の株主は、本公告掲載の翌日から二週間以内に書面によりその旨をお申し出下さい。

二、当社は、株式会社ベターライフの全株式を保有しておりますので、合併による新株発行及び当社の資本の額の増加は致しません。

三、この合併に対し異議のある債権者は、本公告掲載の翌日から一箇月以内にその旨をお申し出下さい。
なお、当社の最終の貸借対照表は次のとおり公告しています。
http://www.daiki-grp.co.jp/

平成十七年七月二十一日

愛媛県松山市美沢一丁目九番一号

ダイキ株式会社

代表取締役社長 山下雄輔

記

一、この合併は、商法第四〇八条第一項に定める株主総会の承認を得ずに行いますので、この合併に反対の株主は、本公告掲載の翌日から平成十七年八月四日までに書面によりその旨をお申し出ください。

二、この合併に対し異議のある債権者は、本公告掲載の翌日から平成十七年八月二十二日までにその旨をお申し出ください。
なお、当社の最終の貸借対照表は次のホームページにて公告しております。
http://www.hitachi-kiden.co.jp/

平成十七年七月二十一日

兵庫県尼崎市下坂部三丁目四番一号

日立機電工業株式会社

File No:82-34801　平成17年７月27日

株　主　各　位

東京都新宿区中落合二丁目７番５号
HOYA株式会社
代表執行役 最高経営責任者　鈴　木　　洋

株式の分割に関する取締役会決議ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、平成17年７月20日開催の当社取締役会において、株式の分割に関し、下記のとおり決議いたしましたのでご通知申しあげます。　敬　具

記

1．平成17年11月15日（火曜日）付をもって、次のとおり当社普通株式１株を４株に分割する。

(1) 分割により増加する株式数　普通株式とし、平成17年９月30日（金曜日）最終の発行済株式総数に３を乗じた株式数とする。

(2) 分割の方法　平成17年９月30日（金曜日）最終の株主名簿及び実質株主名簿に記載又は記録された株主の所有株式数を、１株につき４株の割合をもって分割する。

2．配当起算日　平成17年10月１日（土曜日）

3．その他、この株式の分割に必要な事項は、今後の取締役会において決定する。

以　上

お知らせ並びにご注意

1．(1) 株主名簿に記載又は記録された株主各位には、株式の分割により増加した株式数に相当する株券を追加発行いたします。

(2) 実質株主名簿に記載又は記録された株主各位には、平成17年11月15日（火曜日）付にて、株式の分割により増加した株式数が、実質株主名簿及びご預託の証券会社等の顧客口座簿に記載又は記録されることになります。

(3) 株式の分割後の株券及びご所有株式に関するご案内は、平成17年11月15日（火曜日）にお届出ご住所にお送り申しあげる予定でございます。

2．名義書換未済の株券をお持ちの方は、すみやかに名義書換又は証券会社等で株券保管振替制度ご利用の手続きをお済ませください。なお、住所変更、改印等の届出未済の方は、至急手続きをお済ませください。

名義書換代理人　〒137-8081　東京都江東区東砂七丁目10番11号

事務取扱所　UFJ信託銀行株式会社　証券代行部

電話　0120-232-711（通話料無料）

同取次所　UFJ信託銀行株式会社　全国各支店

野村證券株式会社　全国本支店